Form 20-F
period 2024-12-31
Ten-League International Holdings Ltd
filed 2025-04-30
CIK 1982012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________to _________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ___________

Commission file number: 333-275240

_____________________

Ten-League International Holdings Limited

(Exact Name of Registrant as Specified in Its Charter)

_____________________

Not applicable

(Translation of Registrant’s Name into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

c/o 7 Tuas Avenue 2, Singapore 639447

(Address of Principal Executive Offices)

Lim Boon Ping

Chief Financial Officer

Ten-League International Holdings Limited

c/o 7 Tuas Avenue 2, Singapore 639447

Telephone: +65 6862 0769

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary shares outstanding as of December 31, 2024	27,796,502

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐  Yes ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐  Yes ☒  No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☐  Yes ☒  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☐  Yes ☒  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:  ☐  Item 17 ☐  Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐  Yes ☒  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐  Yes ☐  No

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

● “bizSAFE” means a five-step program that assists companies to build up their workplace safety and health capabilities in order to achieve quantum improvements in safety and health standards at the workplace, and organized under Workplace Safety and Health Council of Singapore.

● “Major Supplier” or “SANY” means SANY Group Co., Ltd. and its subsidiaries, affiliates and associated companies.

● “ordinary shares” or “shares” means our ordinary shares of par value of US$0.000025 per share.

● “S$” or “SGD” or “Singapore Dollars” means Singapore dollar(s), the lawful currency of Singapore.

● “US$”, “$” or “USD” or “United States Dollars” means United States dollar(s), the lawful currency of the United States of America.

● “U.S. GAAP” are to generally accepted accounting principles in the United States.

This annual report includes our audited consolidated financial statements for the years ended December 31, 2023 and 2024, and the related notes.

Our reporting currency is Singapore dollars. This annual report contains translations from Singapore dollars to U.S. dollars solely for the convenience of the reader. Unless otherwise stated, the exchange rate used for conversion of Singapore dollars into U.S. dollars for financial figures for the year ended and as of December 31, 2024 is US$1 = S$1.3192, as published in H.10 statistical release of the United States Federal Reserve Board on December 31, 2024. We make no representation that the Singapore dollars or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Singapore dollars, as the case may be, at any particular rate or at all.

Internet site addresses in this annual report are included for reference only and the information contained in any website, including our website, is not incorporated by reference into, and does not form part of, this annual report.

i

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical facts in this annual report are forward-looking statements. In some cases, these forward-looking statements can be identified by words and phrases such as ““may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative form of these words and phrases or other comparable expressions. The forward-looking statements included in this annual report relate to, among others:

● our business and operating strategies and our various measures to implement such strategies;

● our operations and business prospects, including development and capital expenditure plans for our existing business;

● changes in policies, legislation, regulations or practices in the industry and those countries or territories in which we operate that may affect our business operations;

● our financial condition, results of operations and dividend policy;

● changes in political and economic conditions and competition in the area in which we operate, including a downturn in the general economy;

● the regulatory environment and industry outlook in general;

● future developments in the provision of equipment, value added solutions and maintenance and repair services market and actions of our competitors;

● catastrophic losses from man-made or natural disasters, such as fires, floods, windstorms, earthquakes, diseases, epidemics, other adverse weather conditions or natural disasters, war, international or domestic terrorism, civil disturbances and other political or social occurrences;

● the loss of key personnel and the inability to replace such personnel on a timely basis or on terms acceptable to us;

● the overall economic environment and general market and economic conditions in the jurisdictions in which we operate;

● our ability to execute our strategies;

● changes in the need for capital and the availability of financing and capital to fund those needs;

● our ability to anticipate and respond to changes in the markets in which we operate, and in client demands, trends and preferences;

● exchange rate fluctuations, including fluctuations in the exchange rates of currencies that are used in our business;

● changes in interest rates or rates of inflation; and

● legal, regulatory and other proceedings arising out of our operations.

These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. All forward-looking statements included herein attributable to us or other parties or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section and under the heading “Risk Factors” below. Except to the extent required by applicable laws and regulations, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

ii

PART I.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Overview

We are a Singapore-based provider of turnkey project solutions. Our business primarily consists of sales of heavy equipment and parts, heavy equipment rental and provision of engineering consultancy services to port, construction, civil engineering and underground foundation industries. We currently conduct our operations through our wholly-owned subsidiaries, Ten-League Engineering & Technology Pte. Ltd., or Ten-League (E&T), and Ten-League Port Engineering Solutions Pte. Ltd., or Ten-League (PES), which were previously held by Ten-League Corporations Pte. Ltd., or Ten-League Corp, prior to our group reorganization for the listing of our ordinary shares. Together with the operating history of Ten-League Corp, we have a total of over 25 years of history operating our business. Our core business activities consist of the following segments:

a.	equipment sales, which involves sale of various new and used heavy equipment and parts, or Equipment Sales Business;

b.	equipment rental, which involves the rental of various new and used heavy equipment, or Equipment Rental Business; and

c.	engineering consultancy services, which primarily includes the provision of value-added engineering solutions, including equipment retrofitting, upgrading, modernization, fleet management and other enhancement on equipment through the replacement or application of, among others, mechanical parts, sensor fusion, software and remote control system. Our engineering consultancy services complements our Equipment Sales Business and Equipment Rental Business. We do not provide such service to third-party equipment sales/rental companies.

The equipment we provide is categorized into (i) foundation equipment; (ii) hoist equipment; (iii) excavation equipment; and (iv) port machinery.

We have been supplying fully electric reach stacker and empty container handler to port operators in Singapore since 2021 and have been contracted to supply electric prime movers with swappable battery pack and build charging infrastructure since October 2022 by a leading port operator based in Singapore, or the Leading Port Operator. Meanwhile, we are actively exploring the market for fully electric wheel loader, excavator and forklift, and offering them as a part of our fleet of electrified equipment.

Corporate History and Structure

Our Company was incorporated in the Cayman Islands on March 17, 2023 under the Companies Act as an exempted company with limited liability. Our authorized share capital was US$500,000 divided into 500,000,000 ordinary shares, par value of US$0.001 each at the time of incorporation. On February 16, 2024, we allotted and issued 999,000 shares of a par value of US$0.001 each to the existing shareholders of our Company on that date pro rata to their then shareholding in our Company at par. After the completion of the forward split on February 16, 2024 on the basis of 40 ordinary shares for every one share of our Company, our authorized share capital was changed to US$500,000 divided into 20,000,000,000 ordinary shares with par value of US$0.000025 each (the “Forward Split”). Following the completion of the Forward Split and the surrender of 10,409,585 shares by Ten-League Corp, 597,971 shares by LJSC Holdings, 597,971 shares by Undersea Capital and 597,971 shares by Jules Verne (the “Share Surrenders”) and prior to the initial public offering, our total issued shares are held as to 23,710,415 shares by Ten-League Corp, 1,362,029 shares by Jules Verne, 1,362,029 shares by LJSC Holdings and 1,362,029 shares by Undersea Capital. Prior to a group reorganization involving the transfer of the entire issued share capital of Ten-League (E&T) and Ten-League (PES) to Ten-League Venture Capital Limited, or Ten-League Venture, which is a company incorporated in the British Virgin Islands on June 9, 2023 with limited liability, our Group comprised Ten-League (E&T) and Ten-League (PES) each of which was wholly-owned by Ten-League Corp. Upon completion of our reorganization whereby the entire share capital of Ten-League (E&T) and Ten-League (PES) were transferred to us, our Group comprised Ten-League Venture, Ten-League (E&T) and Ten-League (PES) as our direct and indirect wholly-owned subsidiaries, respectively.

1

Our Corporate Structure

The chart below illustrates our corporate structure as of the date of this annual report.

Implications of Being an Emerging Growth Company

As a company with less than US$1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include:

•	being permitted to provide only two years of audited financial statements (rather than three years), in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure; and
•	an exemption from compliance with the auditor attestation requirement of the Sarbanes-Oxley Act of 2002, on the effectiveness of our internal control over financial reporting.

We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earliest of (1) the last day of the fiscal year in which the fifth anniversary of the completion of initial public offering occurs, (2) the last day of the fiscal year in which we have total annual gross revenue of at least US$1.235 billion, (3) the date on which we are deemed to be a “large accelerated filer” under the United Sates Securities Exchange Act of 1934, as amended, or the Exchange Act, which means the market value of our ordinary shares that are held by non-affiliates exceeds US$700.0 million as of the prior December 31, and (4) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. We may choose to take advantage of some, but not all, of the available exemptions. We have included two years of selected financial data in this annual report in reliance on the first exemption described above. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock.

Implications of Being a Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Exchange Act. Even after we no longer qualify as an emerging growth company, as long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including:

●	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission, or the SEC, of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events.

Both foreign private issuers and emerging growth companies are also exempt from certain more stringent executive compensation disclosure rules. Thus, even if we no longer qualify as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from the more stringent compensation disclosures required of companies that are neither emerging growth companies nor foreign private issuers.

In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance listing requirements of the Nasdaq. These practices may afford less protection to shareholders than they would enjoy if we complied fully with corporate governance listing requirements of the Nasdaq. Following initial public offering, we will rely on home country practice to be exempted from certain of the corporate governance requirements of the Nasdaq, such that a majority of our directors, or directors on our board of directors, or the Board, are not required to be independent directors.

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Risk Factors

Investing in our shares is highly speculative and involves a significant degree of risk. You should carefully consider the following risks, as well as other information contained in this annual report, before making an investment in our Company. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our shares. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or part of your investment.

This annual report also contains forward-looking statements having direct and/or indirect implications on our future performance. Our actual results may differ materially from those anticipated by these forward-looking statements due to certain factors, including the risks and uncertainties faced by us, as described below and elsewhere in this annual report.

Risks Related to Our Business and Industry

We are dependent on SANY. There can be no assurance that we will be able to renew our distribution agreements with SANY on the same terms or at all, or that the distribution arrangements will not be terminated prematurely.

We purchase substantially all of our equipment from SANY. SANY is one of the world’s largest heavy equipment manufacturers and the first in its industry in China to be ranked among the FT Global 500 and the Forbes Global 2000. Our purchases from SANY represented 71.1% and 67.2%, respectively, of our cost of revenue for the years ended December 31, 2023 and 2024. We have entered into a service dealer agreement with SANY on January 1, 2021, with an initial term of one year which is automatically renewable on an annual basis unless SANY terminates it. In addition, each of our operating subsidiaries, namely, Ten-League (E&T) and Ten-League (PES), entered into a non-exclusive dealership agreement with SANY in 2019. Both dealership agreements expired in 2021. The dealership agreement between Ten-League (PES) and SANY was renewed in December 2023, with an initial term of three years, which can be further renewed upon the prior agreement of both parties. We are currently in the process of renewing the dealership agreement entered between SANY and Ten-League (E&T), and have been conducting business with SANY on the same terms as those described in the dealership agreement. For the years ended December 31, 2023 and 2024, we did not encounter any material supply chain disruptions as a result of our reliance on SANY. For further information regarding our relationship with SANY, see “Item 4. Information of the Company — B. Business Overview — Research and Development” in this annual report.

Our distribution arrangements with SANY are non-exclusive in nature, and SANY reserves the right to directly supply the same products in Singapore or to engage other distributors to supply the same products in Singapore, which would increase our competition for customers. In this case, our business, results of operations and prospects may be adversely affected.

In addition, our distribution arrangements with SANY are subject to renewal and may be terminated by SANY upon giving the requisite notice or upon the occurrence of certain stipulated events, some of which are not entirely within our control. As such, there can be no assurance that we will be able to renew these arrangements on terms acceptable to us or at all or that these arrangements will not be terminated prematurely or modified to our detriment. Although we believe that we have alternative sources of supply for the equipment, the loss of the distributorship with SANY may have a material adverse impact on our financial condition and results of operations if we are unable to obtain comparable equipment in an adequate or timely manner.

We are subject to certain legal and operational risks associated with relying on a major supplier based in the PRC.

Although we have not experienced any supply chain disruptions that have had a material impact on our business operations due to our reliance on SANY, in the event of disruption or total cessation of business relationship with SANY, we may have to seek alternative sources for heavy equipment and related products which may incur additional time and cost for us and until such alternative is found on reasonable or similar terms to those with SANY. Such disruption or total cessation will have a material adverse affect on our operations which in turn may cause our share price to decline.

The PRC legal system is a civil law system based on written statutes, and prior court decisions can only be cited as references. The PRC government has been developing a comprehensive system of laws and regulations governing economic matters in general such as foreign investment, corporate organization and governance, commerce, taxation, finance, foreign exchange and trade. However, due to the continuous and rapid development of the PRC legal system and the limited volume of published court decisions which are non-binding in nature, the interpretations and enforcement of laws, regulations and rules may be inconsistent and involve uncertainties, which may limit legal protections available to us in the event of dispute arising with SANY. Enacted laws and regulations may not sufficiently cover all aspects of economic activities in the PRC, or may be unclear or inconsistent. Even where adequate laws exist in the PRC, the enforcement of existing laws or contracts may be uncertain or sporadic, and it may be difficult to obtain swift and equitable enforcement of a judgment by a court.

In addition, we cannot predict future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws and the interpretation or enforcement thereof, and the effects of such developments on SANY’s industry which in turn may affect our ability to obtain heavy equipment and parts from them. Therefore, notwithstanding that we have no presence in the PRC and the above does not directly apply to us or directly affect our daily operations, such future developments would have implications on SANY, which in turn could affect the supply of heavy equipment and related products to us.

We are dependent on our key management and skilled personnel for our continued success and growth.

We attribute our success and growth to-date largely to the contributions and expertise of our directors and executive officers, all of whom have extensive experience in our business or relevant industries. Our founder, Mr. Lim Jison, or Mr. Lim, has worked in the industry for over 25 years, has grown our business since our inception, and is instrumental to our continued success, formulating business strategies and spearheading the growth of our business.

He possesses extensive industry knowledge and comprehensive global and local industry network, is familiar with all aspects of our business operations and has established good relationships with customers and suppliers. He is supported by our executive officers, who play an important role in implementing our overall business strategy, managing our operations and executing our corporate development activities.

However, there is no assurance that we will be able to continue to retain the services of our key personnel. Even though we have obtained a keyman insurance for Mr. Lim upon listing, the resignation or the loss of the services of Mr. Lim or any of our directors, executive officers or other key personnel without suitable and timely replacement or the inability to attract and retain qualified management personnel, may materially and adversely affect our business, results of operations and prospects. Further, in the event that we need to increase employee compensation levels substantially to attract and/or retain any key management personnel, our costs may increase, and our results of operations may be materially and adversely affected.

Our continued success and growth are also dependent upon our ability to recruit and retain skilled and qualified personnel such as design, engineering and technical personnel. Skilled personnel with the appropriate experience in the industries we operate in are limited and competition for the employment of such personnel is intense. Even though we intend to continue to devote significant resources to recruit, train and retain such personnel, there is no assurance that we will be able to attract the necessary skilled personnel to work for us or that we will be able to retain the skilled personnel or that suitable and timely replacements can be found for skilled personnel who leave us. Further, competition for skilled qualified employees may result in us having to pay higher wages to attract and retain our employees, which may result in higher labor costs, which in turn may materially and adversely affect our results of operations. If we are unable to continue to attract and retain skilled employees, this will adversely affect our business and prospects.

We operate in a competitive environment and face competition from existing and new industry players.

We operate in a competitive environment and our success depends to a large extent on our ability to compete against other industry players on, among other things, reputation, track record, pricing, product range, delivery times and customer service.

We cannot assure you that we will be able to compete effectively against our existing and future competitors and adapt quickly to changing market conditions and trends. Failure to keep abreast of technological advancements and industry developments may result in failure to provide services in a cost-effective and efficient manner compared to our competitors, which may lead to loss of customers. Our business and results of operations may be adversely affected if competition intensifies. Any failure by us to remain competitive will adversely affect our business, financial condition and results of operations.

In addition, new competitors may enter the industry, resulting in increased competition, which in turn may result in us losing our existing customers and not being able to secure new customers. There is no assurance that we will be able to compete successfully in the future against our existing or potential competitors or that our business, financial condition and results of operations will not be adversely affected by increased competition.

We are dependent on foreign labor and may face labor shortages or increased costs of labor for our Singapore operations.

We employ a significant number of foreign workers (including skilled workers) for our Singapore operations, and we are vulnerable to changes in the availability and costs of employing foreign workers. As of December 31, 2024, out of our total employees in Singapore, approximately 62.9% are foreign workers who mainly work in servicing and operations. The supply and costs of skilled workers are subject to demand and supply conditions in the labor market and the local and foreign governments’ labor regulations and visa restrictions.

In addition, the availability of both skilled and unskilled foreign labor is subject to policies imposed by the Ministry of Manpower of Singapore, or MOM, and the foreign affairs and labor policies of the countries in which these foreign workers are domiciled. For instance, the availability of foreign employees in Singapore is regulated by MOM through policy measures such as the imposition of levies and quotas known as dependency ratio ceilings, being the percentage of foreign employees permitted in a company’s total workforce. We are susceptible to any increase in such levies and any changes in the supply and/or quota of foreign employees that it is permitted to hire. The availability, requirements and cost of housing for such workers are also subject to government policies. Any changes in such policies may affect the supply of foreign manpower and cause disruptions to our operations which will result in an increase in our labor costs and may have a material adverse impact on our results of operations. See “Item 4. Information on the Company – B. Business Overview – Regulation – Employment of Foreign Manpower Act 1990 of Singapore, or the EFMA” in this annual report for further information on the main foreign employment laws and regulations governing our business.

Any increase in competition for foreign workers, especially skilled workers, will increase our labor costs. Consequently, if we are not able to pass on the increase in labor costs to our customers, our results of operations will be adversely affected.

We are subject to a number of operating risks.

Our operations are exposed to the risk of equipment failure, risk of failure by employees to follow procedures and protocols as well as inherent risks in operating equipment and machinery, resulting in damage to or loss of any relevant machines, equipment or facilities required in a project or personal injury. A major operational failure could result in loss of life and/or serious injury, damage to or loss of the machines, equipment or facilities and protracted legal disputes and damage to our reputation. In the event of an operational or equipment failure, we may be forced to cease part of our operations and/or be subject to a penalty or incur extra costs or expenses in any dispute as a result of such operational or equipment failure.

In addition, the industry we operate in is highly regulated by the Land Transport Authority of Singapore, or LTA, MOM, the National Environment Agency of Singapore, or NEA, and other regulatory authorities in Singapore. Where there is a non-compliance of any regulatory requirements of LTA, MOM, NEA or other regulatory authorities, we will be subject to penalties as may be imposed by them and/or may be required to cease operations until we comply with the requirements of the relevant authorities. This may have an adverse impact on our business and results of operations.

We may be unsuccessful in implementing our business strategies and future plans.

As part of our business strategies and future plans, we intend to further expand our product portfolio to include additional models of fully electric equipment, expand our engineering, procurement, construction and commissioning, or EPCC, service for deploying charging solutions in Singapore and deepen collaboration with our strategic partners and further expand and diversify our engineering solutions and options, among others. While such plans are based on our outlook regarding our business prospects, there is no assurance that such expansion plans will be commercially successful or that the actual outcome of those plans will match our expectations. The success and viability of our plans are dependent upon our ability to successfully carry out our overall electrification strategy and implement corresponding strategic business development and marketing plans effectively and upon an increase in demand for our products and services by existing and new customers in the future.

Further, the implementation of our business strategies and future plans may require substantial capital expenditure and additional financial resources and commitments. There is no assurance that these business strategies and future plans will achieve the expected results or outcome such as an increase in revenue that will be commensurate with our investment costs or the ability to generate any costs savings, increased operational efficiency and/or productivity improvements to our operations. There is also no assurance that we will be able to obtain financing on terms that are favorable, if at all. If the results or outcome of our future plans do not meet our expectations, if we fail to achieve a sufficient level of revenue or if we fail to manage our costs efficiently, we may be unable to recover our investment costs and our business, financial condition, results of operation and prospects may be adversely affected.

We are dependent on the level of activities in the construction and infrastructure, civil engineering and foundation industries.

Our customers are mainly in the construction and infrastructure, civil engineering and foundation industries in Singapore. In particular, a significant portion of our customer base consists of those who are heavily involved in infrastructure and government projects. Thus, the demand for our products and services is dependent, to a large extent, on the level of business activities in these industries and the business activities emerging from such infrastructure and government-related projects in Singapore. These industries are cyclical in nature. Any decline in the businesses of these industries or a broad economic downturn in Singapore may lead to a decrease in the demand for equipment or depress rental rates and the sales prices for our equipment, which in turn, will have an adverse effect on our business, results of operations and prospects. We may be unable to predict the timing, extent or duration of such activity cycles of these industries. In addition, our business may be negatively impacted, either temporarily or long-term, by a number of factors out of our control, including:

●	a reduction in spending levels by customers;
●	unfavorable credit markets affecting end-user access to capital;
●	adverse changes in government infrastructure spending;
●	an increase in the cost of construction materials;
●	adverse weather conditions or natural disasters which may affect a particular region;
●	an increase in interest rates;
●	supply chain disruptions; or
●	public health crises and epidemics, such as COVID-19.

If we fail to react to the cyclical downturn or the factors that are out of our control effectively, our business, financial condition, results of operations and prospects may be adversely affected.

We do not have long term contracts with our customers.

We do not have definite and long-term purchase or rental contracts with our customers for the various products and services we provide, and our customers typically make their purchases or rentals on a project needs basis. These customers may also decide to make purchases or rentals from our competitors. While we have good business relationships with our customers, there can be no assurance that they will not significantly reduce and/or delay their orders or stop making purchases or rentals from us in the future. There also can be no assurance that business relationships with these customers would remain cordial or that they would continue to be satisfied with our quality of service. If our major customers or a significant number of our other customers were to make purchases or rentals from sources other than us and if we are unable to secure alternative orders of comparable size, whether from new or existing customers, our business, financial condition, results of operations and prospects may be adversely affected.

In addition, in the event that our heavy equipment fleet for our Equipment Rental Business is not being rented out, we will have to bear the costs incurred the maintenance of such heavy equipment which are not being deployed or rented. It is also difficult for us to accurately anticipate the level of heavy equipment that is required due to the fact that most of our rentals are made on a short term or project needs basis. There can be no assurance that our rental equipment fleet will be fully and efficiently utilized. In the event that we have to incur additional fixed costs towards the maintenance of the rental equipment fleet, it may result in a material adverse impact on our business, results of operations and prospects. We may also have to take into account depreciation charges incurred for our heavy equipment.

We are dependent on the timely delivery of the heavy equipment and other products which we distribute.

We typically do not maintain significant levels of inventories and typically only place orders based on our forecasted demand. However, due to recent market conditions, we have been maintaining inventories in order to fulfil market demand on short notice. There can also be no assurance that our suppliers will be able to fulfill our purchase requirements in adequate quantities on a timely basis or at all. If any of these events were to occur, we will be unable to fulfill our customers’ orders on a timely basis or at all or we may have to satisfy our purchase requirements from alternative sources in limited quantities or at higher costs, and may be liable for breach of contract with our customers pursuant to the non-fulfilment or partial fulfilment of the contract terms. Further, any significant delay or disruption in the delivery of products by our suppliers may affect our ability to fulfill our customers’ orders which in turn could result in loss of sales and could affect customer satisfaction and our reputation. In any of such events, our business, financial condition, results of operations and prospects will be adversely affected.

We may experience work safety-related accidents that may expose us to liability claims.

Due to the nature of our operations, it is also subject to the risk of our employees or third parties being involved in accidents or mishaps at our premises or our customers’ premises. These accidents may occur as a result of non-compliance with safety measures or various other reasons, and may have a material adverse impact on our track record and reputation. In the event of such accidents, we will have to incur costs to make good our premises, machinery, equipment or inventory or to relocate to alternative premises. Such accidents or mishaps may also disrupt our operations and lead to delays in the completion of our projects, and in the event of such delays, we could be liable to pay liquidated damages under the terms of contracts with our customers.

Further, in the event we are found to be liable for any such accidents, penalties or damages may be imposed upon us. Our business, financial condition and results of operations may also be affected if we have to incur a significant amount of legal costs in the event that we are involved in legal proceedings, even if we are not found to be liable for any claims as a result of such proceedings.

In the event of accidents which are not covered by the insurance or work injury compensation policies taken by us, or if claims arising from such accidents are in excess of our insurance coverage and/or any of our insurance claims is contested by the insurance companies, we will be required to pay such compensation and our results of operations may be materially and adversely affected as a result. In addition, such insurance claims may result in increases in our insurance premiums.

Our rental fleet is subject to residual value risk upon disposition.

The market value of any given piece of rental equipment could be less than its depreciated value at the time it is sold. The market value of used rental equipment depends on several factors, including:

●	the market price for new equipment of a like kind;
●	wear and tear on the equipment relative to its age;
●	the timing when it is sold;
●	worldwide and domestic demands for used equipment;
●	the supply of used equipment on the market; and
●	general economic conditions.

As to the timing of when the equipment is sold, prices are generally higher when contracts/projects are awarded by the Building and Construction Authority of Singapore, or the BCA. That is because when the BCA awards more contracts/projects, it is expected to drive up demand for heavy equipment resulting in a corresponding increase in the price of the equipment.

Any significant decline in the selling prices for used equipment could have a material adverse effect on our business, financial condition, results of operations or cash flows.

If our rental fleet ages, our operating costs may increase, we may be unable to pass along such costs, and our earnings may decrease.

The costs of new equipment we use in our fleet may increase, requiring us to spend more for replacement equipment or preventing us from procuring equipment on a timely basis. If our rental equipment ages, the costs of maintaining such equipment, if not replaced within a certain period of time, will likely increase. The costs of maintenance may materially increase in the future and could lead to material adverse effects on our results of operations.

The cost of new equipment for use in our rental fleet could also increase due to increased material costs for our suppliers (including tariffs on raw materials) or other factors beyond our control. Such increases could materially adversely impact our financial condition and results of operations in future periods. Furthermore, changes in customer demand could cause certain of our existing equipment to become obsolete and require us to purchase new equipment at increased costs.

We incur maintenance and repair costs associated with our rental fleet equipment that could have a material adverse effect on our business in the event these costs are greater than anticipated.

As our fleet of rental equipment ages, the cost of maintaining such equipment, if not replaced within a certain period of time, generally increases. Determining the optimal age for our rental fleet equipment is subjective and requires considerable estimates by management. We have made estimates regarding the relationship between the age of our rental fleet equipment, maintenance and repair costs, and the market value of used equipment. Our future operating results could be adversely affected because our maintenance and repair costs may be higher than estimated and market values of used equipment may fluctuate.

Climate change, climate change regulations and greenhouse effects may materially adversely impact our operations and markets.

Although we have been introducing fully electric equipment and are currently building our first battery swap station in Singapore as a part of our overall electrification strategy of adopting to a greener future, the majority of our equipment currently on offer for sales and rental remains powered by internal combustion engine. Climate change and its association with greenhouse gas emissions is receiving increased attention from the scientific and political communities. Singapore and other countries and regions have adopted or are considering legislation or regulation imposing overall caps or taxes on greenhouse gas emissions from certain sectors or facility categories. Such new laws or regulations, or stricter enforcement of existing laws and regulations, could increase the costs of operating our businesses, reduce the demand for our products and services and impact the prices we charge our customers, any or all of which could adversely affect our results of operations. Failure to comply with any legislation or regulation could potentially result in substantial fines, criminal sanctions or operational changes. Moreover, even without such legislation or regulation, the perspectives of our customers, stockholders, employees and other stakeholders regarding climate change are continuing to evolve, and increased awareness of, or any adverse publicity regarding, the effects of greenhouse gases could harm our reputation or reduce customer demand for our products and services.

Additionally, as severe weather events become increasingly common, our or our customers’ operations may be disrupted, which could result in increased operational costs or reduced demand for our products and services and extended periods of disruptions could have an adverse effect on our results of operations. In addition, climate change may also reduce the availability or increase the cost of insurance for weather-related events as well as may impact the global economy, including as a result of disruptions to supply chains. We anticipate that climate change-related risks will increase over time.

We may require additional funding for our future growth and are dependent on financing to fund our purchase of equipment for our Equipment Rental Business.

We have identified our future plans as set out in this annual report. Under such circumstance, we may need to obtain debt or equity financing to fund our business and future growth. There is no assurance that we will be able to obtain additional financing on terms that are acceptable to us or at all. If we are unable to do so, our future plans and growth prospects may be adversely affected. In addition, we require financing to fund our purchase of heavy equipment for our Equipment Rental Business. If we are unable to secure financing for this purpose, our ability to renew or expand our fleet to meet our equipment rental requirements may be adversely affected and could have a material and adverse effect on our business and results of operations.

If such financing requirements are met by way of debt financing, apart from increasing our interest expense and gearing, we may have restrictions placed on us through such debt financing arrangements which may (a) limit our ability to pay dividends or require us to seek consents for the payment of dividends; (b) increase our vulnerability to general adverse economic and/or industry conditions; (c) require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing the availability of our cash flows to fund capital expenditure, working capital and other requirements; and/or (d) limit our flexibility in planning for, or reacting to, changes in our business and our industry.

Furthermore, our borrowing facilities bear interests at fixed and variable rates. Any significant increase in prevailing interest rates or at the time of refinancing of our borrowing facilities could have a material and adverse effect on our business and results of operations.

There is no assurance that sufficient credit facilities will be available when needed or that, if available, such credit facilities will be obtained on terms that are acceptable to us. There is also no guarantee that the terms for credit facilities will be as favorable as those previously obtained. Our ability to obtain credit facilities for our requirements depends, among other things, on the prevailing economic conditions, our results of operations and the general condition of our industry. Inability to secure additional financing may materially and adversely affect our business, implementation of our business strategies and future plans as well as results of operations.

We may be exposed to risks associated with joint ventures or strategic alliances.

We may seek opportunities for growth through acquisitions, joint ventures, investments and partnerships. There is no assurance that any of these efforts will be successful. The acquisitions and investments that we may make, or joint ventures and partnerships that we may enter into, may expose us to additional business or operating risks or uncertainties, including but not limited to the following:

●	inability to effectively integrate and manage the acquired businesses;
●	inability of us to exert control over the actions of our joint venture partners, including any non-performance, default or bankruptcy of the joint venture partners;
●	time and resources expended to coordinate internal systems, controls, procedures and policies;
●	disruption to ongoing business and diversion of our management’s time and attention from its day-to-day operations and other business concerns;
●	risk of entering markets that we may have no or limited prior experience or dealing with new counterparties;
●	potential loss of key employees and customers of our existing business and acquired businesses;
●	risk that an investment or acquisition may reduce our future earnings; and
●	exposure to unknown liabilities.

If there are disagreements between us and our joint venture partners (if any) regarding the business and operations of our joint ventures, there is no assurance that we will be able to resolve them in a manner that will be favorable to us. In addition, such joint venture partners may (i) have economic or business interests or goals that are inconsistent with that of ours; (ii) take actions contrary to our instructions, requests, policies or objectives; (iii) be unable or unwilling to fulfil their obligations; (iv) have financial difficulties; or (v) have disputes with us as to the scope of their responsibilities and obligations. Any of these and other factors may adversely affect the business and operations of our joint ventures, which may in turn adversely affect our business, financial condition, results of operations and prospects.

If we are unable to successfully implement our growth strategy or are unable to address the risks associated with our acquisitions, joint ventures, investments and partnerships, or if we encounter unforeseen difficulties, complications or delays frequently encountered in connection with the integration of acquired businesses and the expansion of operations, or fail to achieve acquisition synergies, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We may be affected by any adverse impact on our reputation and goodwill.

We have built a reputation as one of the reliable providers of turnkey project solutions in Singapore to port, construction, civil engineering and underground foundation industries. Any negative publicity about us, our directors, our executive officers or our substantial shareholders, whether founded or unfounded, may tarnish our reputation and goodwill with our customers and suppliers. Such negative publicity may include, among other things, unsuccessful attempts in joint ventures, acquisitions or take-overs, or involvement in litigation, insolvency proceedings or investigations by government authorities.

Under these circumstances, our customers and suppliers may lose confidence in our business, our directors, our executive officers or our substantial shareholders, and this could affect our business relationships with them and their referral of new business opportunities to us. This may have a material and adverse impact on our business, results of operations and prospects.

Adverse conditions in the global financial markets and the general economy may adversely affect our business, financial condition, results of operations and prospects.

While our current business operates in Singapore, our business, financial condition, results of operations and prospects may be adversely affected by political, economic, social and legal developments in Singapore and globally that are beyond our control. Such political and economic uncertainties include, but are not limited to, the risks of war, terrorism, changes in interest rates, rates of economic growth, fiscal and monetary policies of the government, inflation, deflation, methods of taxation and tax policy, unemployment trends, and other matters that influence consumer confidence, spending and tourism.

Further, negative developments in geo-political events such as the US-China trade issues may bring uncertainty to the global economy. Any of such issues may lead to retaliatory and/or threat of retaliatory measures being imposed on the relevant countries. This may lead to volatility in the financial markets. The nature and extent of such changes are difficult to predict, and may bring uncertainty to the global economy and/or political environment. There is no assurance that we will be able to grow our business, or that we will be able to react promptly to any change in economic conditions. If we fail to react promptly to the changing economic conditions, our performance and profitability could be adversely affected. Our business, financial condition, results of operations and prospects may be materially and adversely affected if these conditions deteriorate in the future.

We cannot assure you that our future plans will be successful.

Our future plans include offering more environmentally friendly heavy equipment, expanding EPCC service for deploying charging solutions in Singapore, deepening collaboration with our strategic partners and further expanding and diversifying our engineering solutions and options, and expanding and diversifying our operations and product and service offerings through investments, mergers and acquisitions, joint ventures and/or strategic collaborations, among others. The execution of our future plans may require substantial capital expenditure, financial and management resources and/or may expose our business to unforeseen liabilities and risks associated with entering into new markets or new businesses which we have no experience in. There is no assurance that such future plans will be commercially successful and if we fail to manage our expansion efficiently, achieve the desired rate of return on our investments or execute our plans or integrate them successfully with our business for any reason, our business, financial condition, results of operations and prospects may be adversely affected.

We have the risk of increases in the price of spare parts and accessories or shortages of spare parts and accessories.

The costs of the spare parts and accessories we use in our business may fluctuate in accordance with changes in global supply and demand. In the event of any significant rise in the prices of such spare parts and accessories and we are unable to pass on such increased costs to our customers, our business, financial condition and results of operations may be adversely affected.

We purchase spare parts and accessories as and when required based on project and budget requirements. We rely on our spare parts suppliers to deliver such spare parts and accessories based on our prevailing requirements. Although we have established good working relationships with our spare parts suppliers, there is no assurance that we will continue to be able to obtain materials from our spare parts suppliers at acceptable prices or that our spare parts suppliers would be able to meet our requirements in a timely manner. In the event that our spare parts suppliers are unable to meet our requirements for materials on terms which are favorable to us, our results of operations and profit margins may be materially and adversely affected.

We are exposed to the risk of litigation.

In general, we are exposed to the risk of litigation by customers, suppliers, employees and other persons, including the risk of being joined as third parties to litigation actions or involvement in frivolous claims. For example, we may be subject to negligence claims as a result of motor accidents which occur in the course of work. These litigation actions and claims may be costly and time consuming, and could result in significant liabilities and reputational harm. We may need to incur significant legal, settlement and other costs in defending actions against us. Any litigation brought against us by our customers or other relevant parties in the future in relation to our business could have a material adverse effect on our reputation, business, growth prospects, income, operations and/or financial performance. If such legal or other proceedings are not concluded in our favor and we are found liable in such disputes for any claims and/or damages and incur legal and other costs, or if we accept settlement terms that are unfavorable to us, our business, financial condition, results of operations and prospects as well as our reputation may be adversely affected.

In November 2023, Ten-League (E&T) received a court filing by the liquidator of one of our machinery suppliers, or the Plaintiff, which has been subject to a winding-up order since November 2022 due to insolvency. The liquidator alleges that it sold us ten sets of machineries and equipment, or the Disputed Machineries, during its liquidation, which would render the transactions void. The total amount claimed by the liquidator is approximately S$4.2 million. In August 2024, the above proceeding concluded with the court ordering that the transactions for the sale of the Disputed Machineries be validated and dismissing the Plaintiff’s claim for payment from Ten-League (E&T).

We cannot assure you that this litigation will be resolved in our favor. Although our controlling shareholder, Ten-League Corp, has agreed to indemnify us in full for any liabilities and related expenses we may incur should this litigation be adjudicated against us, we cannot assure you that there will be no negative impact on us.

We may need to incur additional costs in the event of disputes, claims, defects or delays.

Depending on the types of equipment, we typically extend a warranty of between one and two years or 2,000 and 5,000 working hours, whichever is earlier, for new equipment and a 10-year structural warranty for new equipment to customers who purchase new equipment from us, during which we provide repair services as needed as well as regular scheduled maintenance services. We do not extend product warranty for used equipment.

We may also encounter disputes with our customers in relation to non-compliance with contract specifications and defects. There can be no assurance that any such disputes and claims will not result in protracted litigation, which will have a negative impact on our results of operations and financial condition. In the event that our customers suffer loss and damage due to defects which may be attributable to us, they may claim against us, thereby adversely affecting our results of operations.

We face risks related to heightened inflation, recession, financial and credit market disruptions and other economic conditions.

Our financial results, operations and forecasts depend significantly on worldwide economic and geopolitical conditions, the demand for our products, and the financial condition of our customers and suppliers. Economic weakness and geopolitical uncertainty have in the past resulted, and may result in the future, in reduced demand for products resulting in decreased sales, margins and earnings. According to the Monetary Authority of Singapore, the core inflation rate in Singapore averaged 4.2% in 2023 and 2.7% in 2024. We may be unable to fully mitigate the impact of inflation through price increases, productivity initiatives and cost savings, which could have an adverse effect on our results of operations. In addition, if the Singapore economy enters a recession, we may experience sales declines which could have an adverse effect on our business, operating results and financial condition. In 2023 and 2024, there was an increase in interest rates in many jurisdictions around the world, including Singapore. Notwithstanding the increases in interest rates worldwide, we did not raised the prices of our heavy equipment and parts, as our suppliers have not materially increased their prices to us. However, our customers had deferred the purchase of new equipment, to minimize their interest expenses amid elevated interest rates. As such, this resulted in a decrease in our revenue derived from the sales of heavy equipment and parts in 2023 compared to that in 2022. If Singapore continues to experience sustained inflationary pressures and/or related interest rates increases, this could lead to our suppliers to raise their supply prices of heavy equipment and parts to us, and our customers to continue deferring the purchase of new equipment and parts from us, and our business, financial condition, results of operations and prospects could be adversely affected.

Similarly, disruptions in financial and/or credit markets may impact our ability to manage normal commercial relationships with our customers, suppliers and creditors. Further, in the event of a recession or threat of a recession, our customers and suppliers may suffer their own financial and economic challenges and as a result they may demand pricing accommodations, delay payment, or become insolvent, which could harm our ability to meet our customer demands or collect revenue or otherwise could harm our business. An economic or credit crisis could occur and impair credit availability and our ability to raise capital when needed. A disruption in the financial markets could impair our banking or other business partners, on whom we rely for access to capital. In addition, changes in tax or interest rates in Singapore or other nations, whether due to recession, economic disruptions or other reasons, could have an adverse effect on our operating results. Economic weakness and geopolitical uncertainty may also lead us to impair assets, take restructuring actions or adjust our operating strategy and reduce expenses in response to decreased sales or margins. We may be unable to adequately adjust our cost structure in a timely fashion, which could have an adverse effect on our operating results and financial condition. Uncertainty about economic conditions may increase foreign currency volatility in markets in which we transact business, which could have an adverse effect on our operating results.

We are subject to credit risks of our customers.

For our Equipment Sales Business, we generally offer credit periods of 30 to 60 days to our customers from the date of the invoice. Such payment is typically made by way of cash, letter of credit or telegraphic transfers. We may require certain customers to furnish a 10.0% to 20.0% deposit upon placing their orders. For our Equipment Rental Business, we typically grant our customers credit terms of generally 30 days from the date of its invoice. For projects that are less than a month in duration, we typically invoice our customers at the end of the project a lump sum fee for services rendered. For longer term projects, we will invoice our customers on a monthly basis. We may require certain new customers to make payments upfront before the commencement of the projects. As of December 31, 2024, our credit exposure as represented by our accounts receivable, net, was S$16.3 million.

We face uncertainties over the timeliness of our customers’ payments and their ability to meet their contractual payment obligations to us. The reasons for payment delays or default by our customers may include, amongst others, a decline in their business, economic downturn, insolvency, bankruptcy, insufficient financing or working capital due to late payments by their respective end customers or exposure to fraudulent activities. In the event that we are unable to collect the trade receivables from our customers, including after enforcing our contractual rights through legal proceedings, our results of operations and financial condition may be adversely affected.

In the event of default in payment by our customers, we may have to provide for impairments of our trade receivables or write-off bad debts, depending on the period of default. Such impairments and/or write-offs may adversely affect our profitability. As of December 31, 2023 and 2024, we made allowance for expected credit loss amounting to S$3.6 million and S$3.1 million, respectively, and wrote off loss allowance which represented 0.7% and 1.0 of our revenue, respectively. For more information regarding the allowance for doubtful accounts and wrote-off loss allowance, please refer to the section headed “Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources — Working Capital — Accounts receivable, net” in this annual report. In addition, we may from time to time take legal action against errant customers to pursue payment. We would have to incur legal costs in connection with such legal action.

Although we have adopted a series of strict management measures, we may be unable to collect all accounts receivable due to a variety of factors that are outside of our control. If the relationship between us and any of our customers is terminated or deteriorated, or if our customers experience financial difficulties, our corresponding accounts receivable might be adversely affected in terms of recoverability, and our business, financial condition and results of operations may be materially and adversely affected.

We are subject to regulatory requirements for our operations.

Our business is subject to various laws, rules and regulations in Singapore. In addition, we are required to obtain certain approvals and certifications for certain of the heavy equipment we supply.

If we are found to be in breach of any applicable laws, rules, regulations, the relevant government or regulatory authority may take action against us, such as issue warnings, impose penalties, or impose additional conditions or restrictions. As such, we have to constantly monitor and ensure compliance with applicable laws, rules and regulations. Any failure to comply with such applicable laws, rules and regulations may materially and adversely affect our business, financial condition and results of operations.

Any change in existing regulations or introduction of new government legislation, regulations and policies that require our compliance may restrict or hamper its business or result in higher operating costs. Such changes may also require us to obtain additional licenses and approvals. Any difficulties or failure in obtaining such licenses and approvals could require us to cease operations until such licenses and approvals are obtained. There is no assurance that we will continue to be able to comply with the requirements of new applicable laws, regulations and policies in the countries which we operate in. This would affect our ability to meet our contractual deadlines and maintain a good business relationship with our customers.

We require adequate working capital for our operations.

We require adequate funding either from internal resources, credit from our suppliers or bank borrowings to fund the working capital of our business. The availability of credit and the credit terms extended to us by our suppliers could depend on factors such as the length of our business relationship with them, their evaluation of our creditworthiness, the size of the orders placed with them and our payment track record. Our ability to obtain adequate financing on terms which are acceptable to us depends on a number of factors such as our financial strength, our creditworthiness and our prospects, and other factors that are beyond our control, including general economic, liquidity and political conditions, the terms on which financial institutions are willing to extend credit to us, and the availability of other sources of debt financing or equity financing. If we are unable to secure adequate financing, our business, financial condition, results of operations and prospects may be adversely affected.

Our business is affected by changes in technology.

With the advancement of technology and continual research and development in the industry we operate in, new services or new products may be developed. Although we have been working closely with our technology partners in providing various value-added engineering solutions under our engineering consultancy services such as sensor fusion, drive-by-wire and remote drive control system, there is no assurance that we will be able to keep up with the inventions, improvements, enhancements and new standards introduced by our competitors. The development and introduction of new technologies may adversely affect the demand for our existing products and services, or render our existing products and services obsolete. If we are not able to achieve the technological advances that may be necessary for us to remain competitive, or if we are not able to develop or distribute new products and services on a timely and cost-effective basis, our business operations and results of operations would be adversely affected.

Our insurance coverage may be insufficient.

We maintain different insurance policies for our business, covering damages or loss to our properties and machinery. We cannot assure potential investors that our existing insurance coverage will be sufficient to indemnify us against all of our losses in all events. The occurrence of certain incidents, including fraud, misconduct committed by our employees or third parties, severe weather conditions, earthquakes, fire, war, flooding and power outages may not be covered adequately, if at all, by our insurance policies. In the event that such damage or loss exceeds the insurance coverage procured by us, or is not covered by the insurance policies that we have taken up, we may be exposed to financial losses. Our insurance premiums may also increase substantially due to claims. In such circumstances, our results of operations will be materially and adversely affected.

Our equipment and products are subject to stringent international quality codes and standards and certification for quality control.

We sell and rent heavy equipment, including foundation equipment, hoist equipment, excavation equipment and port machinery, and also offer engineering consultancy services including value-added engineering options and solutions, including design, customization, fabrication and integration services. Our products must meet certain standards with respect to quality and safety and accordingly, are subject to regulatory inspections, approvals and certifications. To ensure that products sold, customized, designed or fabricated by us meet the necessary standards, we are required to ensure that our products comply with stringent quality control codes and standards prescribed by international professional bodies and institutions for our industry. For example, our cranes must pass the inspections of LTA before they can be deployed. In the event that our products do not meet the required quality control codes and standards, we will be required to re-work or replace the defective products which may result in liability, project costs overrun and adversely affect our reputation. This in turn may have a material adverse effect on our business and results of operations.

We are dependent on a few of our major customers.

We are dependent on our major customers. For the years ended December 31, 2023 and 2024, sales to our five largest customers collectively accounted for approximately 38.2% and 41.3%, respectively, of our total net revenue, and sales to our largest customer accounted for approximately 9.5% and 18.4%, respectively, of our total net revenue. There is no assurance that we will be able to retain our major customers or continue to receive orders from them at current levels or prices. Any material cancellations, reduction in orders or prices and/or claims for whatever reasons by any of our major customers, may result in a material adverse impact on our business and results of operations.

In addition, our bargaining position with our customers, such as those who transact with government bodies or agencies, may be such that they may be able to modify the terms of our agreements from time to time to our detriment notwithstanding the requirement for any such modification to be agreed in writing by both parties. If any of these events were to occur, our business, financial condition and results of operations may be adversely affected.

Our historical growth and performance may not be indicative of our future growth and performance.

Although we have experienced growth in the past, we may fail to continue our growth or maintain our historical growth rates. You should not consider our historical growth and profitability as indicative of our future financial performance. You should consider our future operations in light of the challenges and uncertainties that we may encounter, which include our ability to, among other things:

●	successfully increase our market share, brand recognition and reputation;
●	develop our infrastructure to enhance service efficiency and customer experience;
●	retain existing customers and attract new customers;
●	continue to develop our technology and enhance our data insights;
●	adapt our operations to new policies, regulations and measures that may come into effect from time to time;
●	deliver compelling value propositions to our customers; and
●	expand into new jurisdictions and/or businesses.

We cannot assure you that we will be able to sustain our past financial performances in future periods, and we may be unable to sustain profitability on a quarterly, interim or annual basis in the future. Our interim results, growth rates and profitability may not be indicative of our annual results or our future results. In addition, our historical interim and annual results, growth rates and profitability may not be indicative of our future performance for the corresponding periods. Our shares could be subject to significant price volatility should our earnings fail to meet the expectations of investors. Any of these events could cause the price of our shares to materially decrease.

Moreover, when we become a publicly-listed company, we will be required to ensure continuing compliance with the applicable laws and regulations. Some of these efforts to ensure compliance will require our substantial resources and compliance costs, including our rectification measures to make required contributions to the social insurance and the housing provident fund for certain of our employees. These compliance costs will likely impact our results of operations and financial condition.

Risks Related to Our Ordinary Shares

An active trading market for our ordinary shares may not be established or, if established, may not continue and the trading price for our ordinary shares may fluctuate significantly.

We cannot assure you that a liquid public market for our ordinary shares will be established. If an active public market for our ordinary shares does not occur following the completion of initial public offering, the market price and liquidity of our ordinary shares may be materially and adversely affected. The public offering price for our ordinary shares in the initial public offering was determined by negotiation between us and the underwriter based upon several factors, and we can provide no assurance that the trading price of our ordinary shares after the initial public offering will not decline below the public offering price. As a result, investors in our ordinary shares may experience a significant decrease in the value of their shares.

We may not maintain the listing of our ordinary shares on the Nasdaq which could limit investors’ ability to make transactions in our ordinary shares and subject us to additional trading restrictions.

We intend to list our ordinary shares on the Nasdaq concurrently with the initial public offering. In order to continue listing of our ordinary shares on the Nasdaq, we must maintain certain financial and share price levels and we may be unable to meet these requirements in the future. We cannot assure you that our shares will continue to be listed on the Nasdaq in the future.

If the Nasdaq delists our ordinary shares and we are unable to list our shares on another national securities exchange, we expect our shares could be quoted on an over-the-counter market in the United States. If this were to occur, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our ordinary shares;

●	reduced liquidity for our ordinary shares;

●	a determination that our ordinary shares are “penny stock,” which will require brokers trading in our shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our ordinary shares;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

As long as our ordinary shares are listed on the Nasdaq, U.S. federal law prevents or preempts the states from regulating their sale. However, the law does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar their sale. Further, if we were no longer listed on the Nasdaq, we would be subject to regulations in each state in which we offer our shares.

The trading price of our ordinary shares may be volatile, which could result in substantial losses to investors.

The trading price of our ordinary shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of the broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in Singapore that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our shares may be highly volatile for factors specific to our own operations, including the following:

●	fluctuations in our revenues, earnings and cash flow;

●	changes in financial estimates by securities analysts;

●	additions or departures of key personnel;

●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

●	potential litigation or regulatory investigations.

Any of these factors may result in significant and sudden changes in the volume and price at which our shares will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

The sale or availability for sale of substantial amounts of our ordinary shares could adversely affect the market price.

Sales of substantial amounts of our ordinary shares in the public market after the completion of the initial public offering or the perception that these sales could occur could adversely affect the market price of our shares and could materially impair our ability to raise capital through equity offerings in the future. Prior to the sale of our shares in the initial public offering, we have 27,796,502 ordinary shares outstanding. The shares sold in the initial public offering will be freely tradable without restriction or further registration under the Securities Act. There will be 29,404,342 ordinary shares outstanding immediately after the initial public offering. In connection with the initial public offering, our directors and officers named in the section “Management” have agreed not to sell any shares until 180 days after the date of this annual report without the prior written consent of the representative of the underwriters, subject to certain exceptions, unless the underwriters release these securities from these restrictions.

Short selling may drive down the market price of our ordinary shares.

Short selling is the practice of selling shares that the seller does not own but rather has borrowed from a third party with the intention of buying identical shares back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the shares between the sale of the borrowed shares and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the shares to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling the shares short. These short attacks have, in the past, led to selling of shares in the market. If we were to become the subject of any unfavorable publicity, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality.

Because our public offering price per share is substantially higher than our net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase shares in the initial public offering, you will pay substantially more than our net tangible book value per share. As a result, you will experience immediate and substantial dilution of US$43.71 per share, representing the difference between our as adjusted net tangible book value per share of US$0.29 as of December 31, 2024, after giving effect to the net proceeds to us from the initial public offering, assuming no change to the number of shares offered by us as set forth on the cover page of this annual report and an assumed public offering price of US$4.50 per share (being the mid-point of the initial public offering price range). See “Dilution” for a more complete description of how the value of your investment in our shares will be diluted upon the completion of the initial public offering.

You must rely on the judgment of our management as to the uses of the net proceeds from the initial public offering, and such uses may not produce income or increase our share price.

We intend to use the net proceeds of the initial public offering due to us. However, our management will have considerable discretion in the application of the net proceeds received by us in the initial public offering. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase our share price. The net proceeds due to us from the initial public offering may be placed in investments that do not produce income or that lose value.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ordinary shares, the market price for our ordinary shares and trading volume could decline.

The trading market for our shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts downgrade our shares, the market price for our shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our shares to decline.

If we are classified as a passive foreign investment company, United States taxpayers who own our securities may have adverse United States federal income tax consequences.

We are a non-U.S. corporation and, as such, we will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

●	At least 75% of our gross income for the year is passive income; or

●	The average percentage of our assets (determined at the end of each quarter) during the taxable year that produce passive income or that are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our securities, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

It is possible that, for our current taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Item 10. Additional Information — E. Taxation — Passive Foreign Investment Company Considerations.”

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As a foreign private issuer that have applied to list our ordinary shares on the Nasdaq, we rely on a provision in the Nasdaq corporate governance listing standards that allows us to follow Cayman Islands law with regard to certain aspects of corporate governance. This allows us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the Nasdaq.

For example, we are exempt from Nasdaq regulations that require a listed U.S. company to:

●	require non-management directors to meet on a regular basis without management present;

●	hold an annual general meeting of shareholders; and

●	seek shareholder approval for the implementation of certain equity compensation plans and dilutive issuances of ordinary shares, such as transactions, other than a public offering, involving the sale of 20% or more of our ordinary shares for less than the greater of book or market value of the shares.

As a foreign private issuer, we are permitted to follow home country practice in lieu of the above requirements. Our audit committee is required to comply with the provisions of Rule 10A-3 of the Exchange Act, which is applicable to U.S. companies listed on the Nasdaq. Therefore, we intend to have a fully independent audit committee upon effectiveness of the registration statement of which this annual report is a part, in accordance with Rule 10A-3 of the Exchange Act. However, because we are a foreign private issuer, our audit committee is not subject to additional Nasdaq corporate governance requirements applicable to listed U.S. companies, including the requirements to have a minimum of three members and to affirmatively determine that all members are “independent,” using more stringent criteria than those applicable to us as a foreign private issuer.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our second amended memorandum and articles of association, the Companies Act and the common law of the Cayman Islands. We will also be subject to the U.S. securities laws. The rights of shareholders to take action against our directors and us, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are governed by our second amended memorandum and articles of association, the Companies Act and the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands (as compared to the U.S. law) as well as from English common law. The decisions of the English courts are of highly persuasive authority, but are not binding on Cayman Islands courts (except for those decisions handed down from the Judicial Committee of the Privy Council to the extent that these have been appealed from the Cayman Islands courts). The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are broadly similar to those in other common law jurisdictions, but there may be differences in the statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States, and provide significantly less protection to investors. In addition, if shareholders want to proceed against us outside of the Cayman Islands, they will need to demonstrate that they have the standing to initiate a shareholder derivative action in a federal court of the United States. There is no guarantee that the courts of the Cayman Islands would automatically recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state. In addition, the courts of the Cayman Islands will not recognize and enforce a judgment predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are taxes, fines or penal in nature, or otherwise contrary to public policy, including punitive damages.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ordinary shares may be materially and adversely affected.

Prior to the completion of the initial public offering, we have been a private company with limited accounting personnel. Furthermore, prior to the completion of the initial public offering, our management has not performed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to prevent fraud.

Our failure to implement and maintain effective internal controls over financial reporting could result in errors in our financial statements that could result in a restatement of our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, which may result in volatility in and a decline in the market price of our ordinary shares.

Upon the completion of the initial public offering, we will become a public company in the United States subject to the Sarbanes- Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. In addition, if we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting on an annual basis. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a burden on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify material weaknesses and deficiencies in our internal control over financial reporting. The Public Company Accounting Oversight Board, or PCAOB, has defined a material weakness as “a deficiency, or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim statements will not be prevented or detected on a timely basis.”

In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may be unable to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our ordinary shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud, misuse of corporate assets and legal actions under the United States securities laws and subject us to potential delisting from Nasdaq, to regulatory investigations and to civil or criminal sanctions.

We currently lack personnel adequately trained in and have appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements, which could result in (i) our failure to maintain effective internal control over financial reporting, (ii) errors in our financial statements; (iii) failure to meet our reporting obligations; and (iv) loss of confidence by the investors in our financial information. We have implemented and plan to implement a number of measures to address this issue.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as U.S. states. Currently, we plan to rely on home country practice with respect to any corporate governance matter. Accordingly, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the Board or Controlling Shareholders than they would as shareholders of a company incorporated in a U.S. state.

Economic substance legislation of the Cayman Islands may impact us or our operations.

As part of the Cayman Islands’ commitment to the Organization for Economic Co-operation and Development’s Base Erosion and Profit Shifting project, the Cayman Islands introduced economic substance legislation back in 2018. Effective January 1, 2019, the International Tax Co-operation (Economic Substance) Act (as amended), or the Substance Law and the issued Regulations and Guidance Notes came into force in the Cayman Islands introducing certain economic substance requirements for “relevant entities” which are engaged in certain “relevant activities”. A “relevant entity” includes an exempted company incorporated in the Cayman Islands; however, it does not include an entity that is a tax resident in a jurisdiction with corporate income tax system outside the Cayman Islands. Accordingly, for so long as we are a tax resident in a jurisdiction with corporate income tax system outside the Cayman Islands and we are subject to corporate income tax in that jurisdiction on all of the income generated from a relevant activity, we are not required to satisfy the economic substance test under the Substance Law. Although it is presently anticipated that the Substance Law will have little material impact on us or our operations, the legislation remains subject to further clarification.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company with limited liability and substantially all of our assets are located outside of the United States. In addition, all of our current directors and officers named in this annual report are nationals and residents of countries other than the United States and substantially all of the assets of these persons are located outside the United States. Service of court documents on a Cayman Islands company can be effected by serving the documents at the company’s registered office and it may be is possible to enforce foreign judgments in the Cayman Islands against a Cayman Islands company, subject to some exceptions. However, if investors wish to serve documents on and/or enforce foreign judgments against our directors and officers, they will need to ensure that they comply with the rules of the jurisdiction where the directors and officers are located. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands, see “Enforcement of Civil Liabilities.” As a result of all of the above, our shareholders may have more difficulties in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States, depending on where our directors and officers are located.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period. As a result of this election, our future financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

We are a foreign private issuer within the meaning of the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including, among others,:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
22

●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our financial results on a semi-annual basis through press releases distributed pursuant to the rules and regulations of the Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you if you were investing in a U.S. domestic issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2025. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid the loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our officers, directors and 10% shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

We will incur significantly increased costs and devote substantial management time as a result of the listing of our ordinary shares on the Nasdaq.

We will incur additional legal, accounting and other expenses as a public reporting company, particularly after we cease to qualify as an emerging growth company. For example, we will be required to comply with the additional requirements of the rules and regulations of the SEC and the Nasdaq rules, including applicable corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the number of additional costs we may incur as a result of becoming a public company or the timing of such costs.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidelines are provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may also initiate legal proceedings against us and our business may be adversely affected.

If we fail to meet applicable listing requirements, Nasdaq may delist our shares from trading, in which case the liquidity and market price of our shares could decline.

Assuming our shares are listed on Nasdaq, we cannot assure you that we will be able to meet the continued listing standards of Nasdaq in the future. If we fail to comply with the applicable listing standards and Nasdaq delists our shares, we and our Shareholders could face significant material adverse consequences, including:

●	a limited availability of market quotations for our shares;

●	reduced liquidity for our shares;

●	a determination that our shares are “penny stock”, which would require brokers trading in our shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our shares;

●	a limited amount of news about us and analyst coverage of us; and

●	a decreased ability for us to issue additional equity securities or obtain additional equity or debt financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or pre-empts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because we expect that our shares will be listed on Nasdaq, such securities will be covered securities. Although the states are pre-empted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. Further, if we were no longer listed on Nasdaq, our securities would not be covered securities and we would be subject to regulations in each state in which we offer our securities.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our Company was incorporated in the Cayman Islands on March 17, 2023 under the Companies Act as an exempted company with limited liability. Our authorized share capital was US$500,000 divided into 500,000,000 ordinary shares, par value of US$0.001 each at the time of incorporation. On February 16, 2024, we allotted and issued 999,000 shares of a par value of US$0.001 each to the existing shareholders of our Company on that date pro rata to their then shareholding in our Company at par. After the completion of the forward split on February 16, 2024 on the basis of 40 ordinary shares for every one share of our Company, our authorized share capital was changed to US$500,000 divided into 20,000,000,000 ordinary shares with par value of US$0.000025 each (the “Forward Split”). Following the completion of the Forward Split and the surrender of 10,409,585 shares by Ten-League Corp, 597,971 shares by LJSC Holdings, 597,971 shares by Undersea Capital and 597,971 shares by Jules Verne (the “Share Surrenders”) and prior to the initial public offering, our total issued shares are held as to 23,710,415 shares by Ten-League Corp, 1,362,029 shares by Jules Verne, 1,362,029 shares by LJSC Holdings and 1,362,029 shares by Undersea Capital. Prior to a group reorganization involving the transfer of the entire issued share capital of Ten-League (E&T) and Ten-League (PES) to Ten-League Venture Capital Limited, or Ten-League Venture, which is a company incorporated in the British Virgin Islands on June 9, 2023 with limited liability, our Group comprised Ten-League (E&T) and Ten-League (PES) each of which was wholly-owned by Ten-League Corp. Upon completion of our reorganization whereby the entire share capital of Ten-League (E&T) and Ten-League (PES) were transferred to us, our Group comprised Ten-League Venture, Ten-League (E&T) and Ten-League (PES) as our direct and indirect wholly-owned subsidiaries, respectively.

Corporate Information

We were incorporated in the Cayman Islands as an exempted company with limited liability on March 17, 2023. Our registered office in the Cayman Islands is at Walkers Corporate Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

Our principal executive office is at 7 Tuas Avenue 2, Singapore 639447. Our telephone number at this location is +65 6862 0769. Our principal website address is https://www.ir.ten-league.com.sg. The information contained on our website does not form part of this annual report.

Our agent for service of process in the United States is Cogency Global Inc., 122 East 42nd Street, 18th Floor, New York, NY 10168.

Investors should submit any inquiries to the address and telephone number of our principal executive offices. Our main website is https://www.ir.ten-league.com.sg. The information contained on our website is not a part of this annual report. The SEC maintains an Internet site at http://www.sec.gov that contains electronic reports, proxy and information statements, and other information regarding us and other issuers that file electronically with the SEC.

B. Business Overview

Our Mission

Our mission is to provide high-quality equipment, value-added engineering solutions as well as maintenance and repair through continuous adaptation and application of new technologies.

Overview

We are a Singapore-based provider of turnkey project solutions. Our business primarily consists of sales of heavy equipment and parts, heavy equipment rental and provision of engineering consultancy services to port, construction, civil engineering and underground foundation industries. We currently conduct our operations through our wholly-owned subsidiaries, Ten-League (E&T) and Ten-League (PES), which were previously held by Ten-League Corp prior to our group reorganization for the listing of our ordinary shares. Together with the operating history of Ten-League Corp, we have a total of over 25 years of history operating our business. The equipment we provide is organized into four categories based on their functions and application scenarios, namely, foundation equipment, hoist equipment, excavation equipment and port machinery. We also provide value-added engineering solutions under our engineering consultancy services including equipment retrofitting, upgrading, modernization, fleet management and other enhancement on equipment through the replacement or application of, among others, mechanical parts, sensor fusion, software and remote control system, with the aim to address potential safety issues, enhance reliability and productivity and allow for our customers to evaluate the performance of the equipment, the quality of the work completed and the progress of their projects.

We have been striving to integrate electrification into our business. We have been supplying fully electric reach stacker and empty container handler to port operators in Singapore since 2021 and have been contracted to supply electric prime movers with swappable battery pack and build charging infrastructure since October 2022 by the Leading Port Operator. Meanwhile, we are actively exploring the market for fully electric wheel loader, excavator and forklift, and offering them as a part of our fleet of electrified equipment.

We derived substantially all of our revenue for 2023 and 2024 from customers based in Singapore, many of which are construction engineering companies, with the remainder of the revenue generated from customers located in other countries including Indonesia. We have supplied and rented our equipment to a wide range of public and private projects including notable ones such as Jurong Region MRT Line, Tengah New Town, Changi Airport Terminal 5 and Tuas Mega Port.

As of the date of this annual report, we had an aggregate of six units and 99 units of sales and rental of equipment, respectively. We have maintained a long and mutually beneficial relationship with SANY, our main supplier of equipment since 2007. SANY is one of the world’s largest heavy equipment manufacturers and the first in its industry in China to be ranked among the FT Global 500 and the Forbes Global 2000.

For the years ended December 31, 2023 and 2024, our net revenue amounted to S$72.8 million and S$58.5 million (US$42.8 million), respectively, and our net income amounted to S$7.1 million and S$2.0 million (US$1.4 million), respectively.

Our Business Model

We are a Singapore-based provider of turnkey project solutions including sale of heavy equipment and parts, heavy equipment rental and engineering consultancy services to port, construction, civil engineering and underground foundation industries. Our core business activities consist of the following segments:

(a)	equipment sales, which involves sale of various new and used heavy equipment and parts, or Equipment Sales Business;

(b)	equipment rental, which involves the rental of various new and used heavy equipment, or Equipment Rental Business; and

(c)	engineering consultancy services, which primarily includes the provision of value-added engineering solutions, including equipment retrofitting, upgrading, modernization, fleet management and other enhancement on equipment through the replacement or application of, among others, mechanical parts, sensor fusion, software and remote control system. Our engineering consultancy services complements our Equipment Sales Business and Equipment Rental Business. We do not provide such service to third-party equipment sales/rental companies.

As of the date of this annual report, we offered an extensive range of heavy equipment for our Equipment Sales Business and Equipment Rental Business, which is organized into four categories based on their functions and application scenarios:

(a) Foundation Equipment

Foundation construction is an essential part of a civil construction project. Foundation construction is the process of creating a sturdy base for a structure such as buildings, bridges and transportation infrastructures. The foundation must be strong enough to carry the weight of the above ground structure and withstand environmental and physical forces, such as seismic activities, heavy winds and extremes in temperature, pressure or moisture. It also needs to be able to adapt to changing soil conditions. We mainly offer the following types of foundation equipment:

Drilling Rig	An equipment that utilizes drilling head to bore holes into the ground for inserting the foundation elements such as steel or concrete piles. We offer various models of drilling rigs with a maximum drilling depth of between 51 meters and 150 meters and a maximum drilling diameter of between 1.8 meters and 4 meters.

Vibratory Excavator	An equipment that drives sheet piles, pipes or other elements into the soil through vertical vibrations. The adjacent soil particles are put into motion through the generation of vibrations by the equipment in order to reduce the natural resistance. We offer various models of vibratory excavators with a maximum sheet pile depth of between 12 meters and 18 meters.

Hydraulic Grab	An equipment that utilizes metal claw with an angled end to drive into the ground through a pre-placed casing. The drill head closes onto the soil and is then raised to the surface so it can dispose of its contents. This process is repeated until the desired depth is achieved. We offer hydraulic grabs that can operates at a maximum depth of 80 meters.

Casing Oscillator	An equipment that is used to drive and extract steel pipe casings from the soil. Casing is required when the ground condition is unstable to an extent that drill holes cannot be safely stabilized without structural support. We offer cashing oscillators with a maximum rotating depth of 150 meters with casing diameters of up to 1.6 meters.

(b) Hoist equipment

Hoists are indispensable equipment used in modern day construction and engineering projects. They are heavy lifting equipment that can be used to lift and lower heavy loads. We mainly offer the following types of foundation equipment:

Telescopic Crawler Crane	A type of crane that is mounted on a tracked undercarriage and has a hydraulically powered boom that can be extended and retreated. It can operate in tighter spaces when compared to a traditional fixed crane or lattice boom crawler crane. We offer various models of telescopic crawler cranes that have a maximum lifting capacity of between 60 tons and 160 tons and a boom length of between 42 meters and 60 meters.

Rough Terrain Crane	A type of crane that is designed to travel over difficult terrains, such as dirt, sand, rock and snow. It is typically mounted on an off-road, wheeled truck-like base, with large, wide tread tires for traction. We offer various models of rough terrain cranes that have a maximum lifting capacity of between 70 tons and 120 tons and a boom length of between 43.5 meters and 74 meters.

Lattice Boom Crawler Crane	A type of crane that uses a lattice boom to lift heavy loads. The lattice boom is a network of metal beams that are interconnected to form a lattice. The design offers high stability and very high load lifting capacity. We offer various models of lattice boom crawler cranes that have a maximum lifting capacity of between 85 tons and 800 tons and a boom length of between 57 meters and 84 meters.

(c) Excavator

An excavator is a heavy construction vehicle used for digging, lifting and transporting heavy materials. It is typically composed of a crawler-mounted chassis, hydraulic arm with a bucket at the top and a cab that can rotate a full 360 degrees. Excavators are used in a variety of construction, mining and agricultural projects. They are capable of performing a wide range of tasks such as excavating foundations or ramps, digging trenches, loading and unloading materials, demolishing structures, moving objects, levelling surfaces and clearing large areas of land.

We offer a wide range of excavators with various specifications from SANY. The excavators that we currently offer have an operational weight of between 1,700 kg and 63,000 kg, bucket capacity of between 0.06m3 and 1.8m3, and maximum excavation reach of between 4,000 mm and 19,880 mm.

We plan to offer fully electric excavators from SANY as a part of our strategy to offer more environmentally friendly heavy equipment.

(d) Port Machinery

We offer a diverse range of port machinery through Ten-League (PES) including port equipment including grab handler, mobile harbor crane and ship to shore container crane, yard handling equipment including various types of equipment that handle ship containers at the port including tire-mounted and rail-mounted container gantry crane, reach stacker and empty container handler.

To integrate electrification into our business, we also offer fully electric commercial vehicles and selected models of fully electric reach stacker and empty container handler used in port scenario. We have been supplying fully electric reach stacker and empty container handler to the Leading Port Operator in Singapore on tendered project basis. In October 2022, we further won a tendered project to supply two electric prime movers to the Leading Port Operator, who reserves the right to order an additional 150 such prime movers in the future. We are currently negotiating with the Leading Port Operator for an order of 30 units. In particular, the electric prime mover that we offered comes equipped with the swappable battery packs and is compatible with our battery swap station and able to conduct a complete swap sequence in less than five minutes. The following table sets forth selected information about such electric prime mover:

	Operating Weight	Charging Period	Range
	(kg)	(min)	(km)
Electric Prime Mover	10,700 – 12,800	Standard charging from 10%-90% ≤ 60 mins	150 - 200 (when using standard 350kWh lithium battery pack)

Or

battery swap ≤ 5 mins

Our offering of fully electric vehicles corresponds with our commitment to electrify our equipment fleet, while offering our customers with equipment that has powerful performance specifications, low operating and maintenance costs and update-to-date technologies. We plan to offer more electrified equipment such as electric cement mixer and dump truck in the future.

Through our customers, including many established construction companies, we have either supplied or rented our equipment to numerous public and private projects including, but not limited to:

(a) Jurong Region MRT Line. The Jurong Region MRT Line is Singapore’s seventh MRT line, serving both existing and future development in the western part of Singapore;

(b) Circle MRT Line. The Circle MRT Line is a circular rail line linking the North-South, East-West and North-East Lines to the city;

(c) North-South Corridor. The North-South Corridor will be Singapore’s longest Transit Priority Corridor, featuring dedicated bus lanes, cycling trunk routes and pedestrian paths, to serve public bus commuters, active mobility users and pedestrians. Once completed, it will directly connect the Northern region and the city center. All civil contracts for the construction of the tunnels and viaducts have been awarded and construction is currently underway;

(d) Deep Tunnel Sewerage System (DTSS). The DTSS is a cost-efficient and sustainable solution conceived by the Public Utilities Board of Singapore to meet Singapore’s long-term needs for used water collection, treatment, reclamation and disposal. The DTSS comprises a network of link sewers leading to two major tunnels crisscrossing Singapore with three large WRPs at the northern (Kranji), eastern (Changi) and western (Tuas) ends of Singapore, as well as outfall pipes;

(e) Tekong Island Reservoir;

(f) Tengah New Town. Tengah will be Singapore’s first smart and sustainable town, with green features and smart technologies. The development of Tengah will provide new homes and workspaces in the Western region of Singapore, and complement other developments in Tengah, Jurong Innovation District, and Jurong Lake District;

(g) Punggol New Town. Punggol New Town is located at the northeastern part of Singapore. Under the “Punggol 21” plan, this new waterfront town is on its way to become Singapore’s New-age town filled with residential HDB flats, Condominiums, recreational facilities and a waterfront living center;

(h) Changi Airport Terminal 5. Changi Airport Terminal 5 is part of Changi Airport’s Changi East development, which was conceived to provide future capacity for Changi Airport to ride on the projected growth in air travel and to secure Singapore’s air hub status and ensure its continued competitiveness and relevance;

(i) Tuas Mega Port. The Tuas Mega Port will be opened in four phases, and is contemplated to be the world’s largest container terminal located in a single location, with a total capacity of up to 65 million twenty-foot equivalent units of cargo annually; and

(j) Pasir Panjang Port. Pasir Panjang Port can serve the world’s largest container vessels. It is equipped with 18-meter-deep water draft, quay cranes with reach across 24 rows of containers and supported by a fully-automated electric yard crane system.

Other than sales of electric commercial vehicles, we also provide solutions on charging infrastructures.

Equipment Sales Business

Our Equipment Sales Business involves new sale and resale of heavy equipment to our customers. Our customers deploy our heavy equipment for a wide range of uses in the construction and infrastructure, civil engineering and foundation industries. For example, our cranes are used in the launching of heavy precast columns, slabs and beams and in construction of buildings and upgrading works.

We would normally purchase heavy equipment if there were an existing purchase commitment from our customers. However, to ensure the timely delivery of certain popular models, we maintain an inventory of heavy equipment which, in our view and based on the past sales records, are in high demand from our customers.

The process flow pertaining to our Equipment Sales Business can be illustrated diagrammatically as follows:

Purchase of Equipment from Suppliers

Our suppliers, in particular, SANY, work closely with us and update us with timely information on equipment pricing and availability in the market where we operate. Subject to the satisfactory assessment of the quality and performance specifications (including on-site inspections, if necessary), our sales team will commit to purchase equipment either based on the orders that we have received from our customers or based on our expected demand for certain models of equipment.

Customer inquiries for Equipment Purchases

Our existing and prospective customers normally would approach us with inquiries whenever they need to source equipment for their projects. We would then prepare and issue a sales quotation, which includes materials terms such as specific models and units quoted, price, terms of payment and delivery schedule, to such potential customers for consideration. Upon signing the sales quotation, we will prepare a deposit invoice to the committing customer and upon the receipt of such deposit, proceed to arrange for delivery of the equipment or place the corresponding order with our suppliers, if we do not have the model in stock. We generally offer credit periods of 30 to 60 days to customers with good payment history and will require cash on delivery to other customers.

Our customers have the option to finance the balance or pay in full upon delivery. We have maintained close relations with local financial institutions to offer our customers who prefer to finance the purchase through third party financing the ability to make an informed decision about their financing arrangements. Our customers will apply with financial institutions for loans, and we will issue the balance to the relevant financial institutions accordingly. We do not offer seller financing to our customers.

We also conduct market research on potential demands of our heavy equipment. We constantly monitor for tenders commissioned by companies or government agencies which require heavy equipment that we offer as well as companies who have submitted tenders for construction projects, and which may need to engage third parties like us for the provision of heavy equipment to support their works.

Functionality Inspection, Customization of Equipment and PE Certification

Upon the arrival of the equipment at our workshop and warehouse, our experienced maintenance service team will conduct thorough inspections on every aspect of equipment functionalities to ensure their compliance to the performance specifications.

We also offer certain customizations to the equipment sourced from our suppliers with value-added engineering solutions to enhance and/or add features to such equipment. For the details of the range of value-added engineering solutions that we provide, please refer to the section headed “Item 4. Information on the Company — B. Business Overview — Engineering Consultancy Services” in this annual report. We closely communicate with our customers to understand their needs and concerns with the equipment and propose suitable solutions after meetings with our technical partners such as SANY. After the terms of engagement have been agreed, we will commence design and engineering work on the improved equipment. A detailed review is conducted by our engineering team, together with the customer’s representative, on the concept, selection and technical specifications of the improved equipment, after which our engineers will create a detailed design of the improved equipment and revise and modify such design until the final approval by the customer. Upon confirmation of the final design, our engineering team will establish the project budget and timeline to ensure that the equipment with the value-added engineering solutions satisfies the agreed-upon specifications and is completed within the stipulated time and under budget. We also carry out regular project meetings to discuss issues that may have arisen during production to ensure that these issues are promptly resolved. Once all issues are resolved, the customer will launch a request for volume production of the improved equipment.

After the inspection and/or customization of the equipment is completed, our appointed quality control personnel will conduct a final pre-delivery inspection in accordance with an inspection test plan to ensure that the product meets the requirements of our customer and any legal regulatory requirements such as inspections by LTA and MOM, that may need to be complied with. We may engage a third-party professional engineering company to inspect and certify the equipment prior to the delivery to our customer.

Equipment Delivery to Sales Customers

Our sales team arranges shipment in accordance with the delivery schedule as requested by our customers. Typically, our sales, engineering and maintenance service team personnel will travel to our customers’ locations to supervise the installation of equipment, if needed, to ensure that the equipment is installed properly for use.

Sale of Parts

As part of our business operations, we sell spare parts as a part of our after-sales maintenance and repair service for the heavy equipment that we sell. For more information, please refer to the section headed “Item 4. Information on the Company — B. Business Overview — After-sales Maintenance and Repair” in this annual report. Nevertheless, we from time to time sell spare parts to equipment operators who have not purchased equipment from us and/or who use equipment of different brands than what is offered by us. The spare parts offered by us are interchangeable and compatible with various types of heavy equipment, which has led to demand for these parts from outside our customer base. Our spare parts sales to non-customers represent a smaller portion of our overall business.

Our Services

Equipment Rental Business

Our Equipment Rental Business comprises the rental of various heavy equipment. The rental contracts that we enter with our customers are of varied durations from daily to monthly leases or such other periods as required by our customers. We have a comprehensive rental fleet to support our customers who need equipment that complies with the relevant regulations such as those stipulated by the Building and Construction Authority of Singapore, or BCA, MOM, HDB and LTA. We will give priority to rent out equipment in our existing fleet.

The process flow pertaining to our Equipment Rental Business can be illustrated diagrammatically as follows:

Customer Inquiries/Marketing to Customers for Equipment Rental

Our existing and prospective customers normally would approach us with inquiries whenever they need to rent heavy equipment for their projects. In addition, our equipment rental team actively interacts with potential customers and offers our rental services to them in response to their project needs. Close communication with potential customers enables us to obtain first-hand and up-to-date information on the demand for equipment rental in the market.

Submission of Quotations and Confirmation of Rental Orders

Based on our customer requirements, our equipment rental team submits the relevant rental quotations which include material terms such as scope of work, terms of payment, delivery and insurance arrangement during operation. Our rental customers would normally be responsible for public liability insurance within worksite and other relevant insurances except for the insurance on the rented equipment itself. Thereafter, our customers sign and return the quotations to confirm their equipment rental orders.

Functionality Inspection, Customization and Maintenance

To ensure minimal disruptions due to mechanical faults or breakdown, our experienced maintenance service team inspects and services the equipment thoroughly prior to each mobilization to the customers’ jobsites. In limited circumstances such as long-term leases exceeding six months, we also furnish value-added engineering solutions to the rental equipment.

After the inspection and/or customization of the equipment, our appointed quality control personnel conduct a final pre-delivery inspection in accordance with an inspection test plan to ensure that the product meets the requirements of our customer and any legal regulatory requirements such as inspections by LTA and MOM, that may need to be complied with. We may engage a third-party professional to inspect and certify the product prior to deliver to our customer.

Services Rendered to Rental Customers

Our equipment rental team plans and co-ordinates the mobilization of our equipment to our customers’ jobsites. Leveraging our accumulated expertise and experience, our equipment rental team also provides on-site technical consultation such as placement of equipment as well as job safety assessments and recommendations.

We rent our heavy equipment on both wet and dry hire basis and our drivers for wet hire are thoroughly briefed on the customers’ requirements before each assignment. Equipment rented on a wet hire basis includes drivers. Equipment rented on a dry hire basis involves rental of only the equipment and does not include drivers. Furthermore, our drivers adhere strictly to the stipulated work safety requirements and ensure that there is no excessive wear and tear to the equipment. Our customers are responsible for all damage to the equipment and are responsible for performing a thorough cleaning and full restoration of the equipment before returning them to us. Most of our rentals are based on a dry hire basis and we are in the process of ceasing rentals based on wet basis.

Engineering Consultancy Services

Our engineering consultancy services complements our Equipment Sales Business and Equipment Rental Business and involves understanding our customers’ requirements, proposing value-added engineering solutions, and designing and developing prototypes of such solutions. Our customers may elect for our value-added engineering solutions to customize and enhance the performance or features of the equipment they purchase or rent from us to better suit their project needs.

We work closely with our partners including SANY and the Technology Partner, to provide value-added engineering solutions primarily include equipment retrofitting, upgrading, modernization, fleet management and other enhancements on equipment through the replacement/application of, among others, mechanical parts, sensor fusion, software and remote control system, with the aim to address potential safety issues, increase reliability and productivity and allow for our customers to evaluate the performance of the equipment, the quality of the work completed and the progress of a site project. We have a dedicated team of engineers and a full-equipped workshop to execute the value-added engineering solutions approved by our customers. Starting from 2022, as a part of our strategy to electrification, we started offering battery swap station to complement our fully electric commercial vehicles that we supplied to our customers for port usage.

Below is a list of the major value-added engineering solutions that we are able to provide, include but not limited to:

(a) Battery swap station

We offer EPCC service for charging infrastructure to our customers who purchase our fully electric equipment. Our swap stations are compact stations. The typical size of a swap station covers an area of less than 150 square meters within which a variety of components are installed, including but not limited to, a battery swapping crane, an intelligent charging system, a vehicle positioning system, an automatic battery swapping control system and a fire-suppression system. Battery swap stations are designed to be fully automated. The entire swap sequence takes less than five minutes, during which the operator is not required to exit the cab. Charging of the batteries takes place onsite at the battery swap station where the batteries are stored.

We work closely with SANY in the provision of batter swap stations to our customers. SANY is responsible for the initial design and manufacturing of the core battery swapping module, while we review the initial design from SANY and provide feedbacks based on our extensive experiences to improve the reliability and safety of the final product so as to satisfy the requirements from our customers. In addition, we are involved in the integration of supporting systems, construction, testing and commissioning of the battery swap station. For construction, our team of engineers normally perform tasks including building foundations, laying cables and constructing main structures. We are responsible for the design and construction of electrical house which is a vital supporting system for supplying power to the battery swap station as well as installing the necessary software to ensure the integration of our battery swap station with the port operator’s network.

As of the date of this annual report, we had one battery swap station for the Leading Port Operator under a tendered project under construction. The swap station has obtained the Temporary Occupation Permit and the Certificate of Statutory Completion.

(b) Sensor fusion through hazards analysis

We offer a comprehensive sensor fusion solution to equipment which offers both sensor redundancy and robust situational awareness. To tailor to each application scenarios, we conduct on-site surveys to understand the type of hazards present and the complexity of the environment where our equipment is expected to operate. We then collect and analyze information collected such as specific hazard patterns before we finalize the type and layout of sensors to be installed to ensure the effectiveness of our censor fusion solutions. Depending on the results of hazard analysis, we may install LiDAR (laser imaging, detection, and ranging), conventional optical camera, ultrasonic or radar sensors or a combination thereof to the specific areas of an equipment. Below is an example of our tailored solution equipping a prime mover with rear-facing 2D LiDAR censors with 270 degrees scanning coverage and ultrasonic sensors for precise short-range sensing. This solution enhances the safety of the equipment in short and medium distance reversing scenarios.

(c) Drive-by-wire retrofit

We offer drive-by-wire retrofit to existing equipment. Drive by wire technology is the use of electrical or electro-mechanical systems for performing vehicle functions traditionally achieved by mechanical linkages such as the steering column, intermediate shafts and master cylinders. By converting to drive-by-wire system, the equipment can achieve weight reduction and greater fuel economy by eliminating physical components relating to mechanical linkage and increase its safety and comfort as drive-by-wire technology allows various advanced features to be integrated such as blind spot detection and control through computer interfaces.

(d) Remote Drive Control System

Remote control technology allows operators to safely run heavy equipment from outside the cab, removing them from worksite where many unforeseen risks are present and providing them with unobstructed views of the operation. Our remote drive control system can be integrated into the equipment and is consisted of a remote operating desk from which operator controls the equipment and a set of visual censors to aid the operation of the equipment. Our remote drive control system is mainly applied to container handlers used in ports and various type of cranes.

(e) Fleet Management System

Our fleet management system allows our customers to monitor, track, and create detailed performance reports on their equipment fleets. It provides a holistic visualization of overall project operations and is also capable of optimizing routes for each equipment through its analysis of real time equipment locations data, traffic flows and project workloads. Through the use of our fleet management system, operators are constantly updated with the relevant information on the overall operation and task at hand. In addition, our fleet management system is capable of optimizing future task scheduling and management to improve long-term operating efficiency of the fleet.

After-sales Maintenance and Repair

We believe that providing customers with the most comprehensive and timely after-sales maintenance and repair services is an important part of our business strategy to maintain customer loyalty and to remain competitive. As a result, we provide after-sales maintenance and repair for our equipment that we sell and rent.

Our maintenance generally includes day-to-day routine preventative measures and regular services such as hydraulic oil change, annual inspection for equipment, replacement of consumables such as seals and filters to improve equipment safety and performance as well as to prevent equipment downtime and failure. We typically provide equipment maintenance and service based on a pre-set schedule to ensure that there is no interruption or a prolonged period during which the equipment receives no care. We also provide maintenance and services upon request by our customers.

For repair, our customer would normally raise request for repair to us. Our dedicated coordinator will then arrange for service team to go to the worksite to conduct troubleshooting and determine the issues. If the issues identified are covered under the manufacturer’s warranty, we will perform the requisite repairs first and submit compensation report to the manufacturer for reimbursement. if the issues identified are not covered under the manufacturer’s warranty, we will then prepare a service quotation and proceed with the relevant repairs once the quotations are confirmed. Depending on the complexity of the issues, we may either perform repair onsite, which could take as little as a few hours, or send the equipment back to our workshop for repair, which could take a few weeks to complete.

Depending on the types of equipment, we generally extend a warranty of between one and two years or 2,000 and 5,000 working hours, whichever is earlier, for new equipment and a 10-year structural warranty for new equipment to customers who purchase new equipment from us, during which we provide repair services as needed as well as regular scheduled maintenance services. We do not extend product warranty for used equipment.

Research and Development

Though we do not have any fixed material research and development policies, we believe that research and development is crucial in providing us with a competitive edge and in increasing our operational efficiency. We believe that through research and development, we will be able to provide our customers with constantly improving and innovative engineering and industrial solutions to cater to the demands of an ever-changing industrial landscape.

To complement our research and development capabilities, we have also forged close working relationship with our technical partners, such as the Technology Partner and SANY to develop certain software and technologies to augment our heavy equipment and facilitate fleet management and data analysis. Our collaboration partners also share with us market developments and trends which enable us to keep up with the changing needs of our customers and strengthen our competitive edge. For instance, we have, together with the Technology Partner, developed an in-house data logger for our drilling rigs in Singapore based on the requirements stipulated by HDB. With effect from 2021, all drilling rigs deployed in HDB projects are required to be able to send over the data required by HDB directly to HDB’s private network. In response to this, we have developed an in-house data logger to retrieve the information directly from our equipment without the need to install new sensors.

We have also modified, with the support from SANY, reach stackers used in port so that they are able to automatically recognize container numbers, determine the location and height of the containers they place and/or remove through a combination of GPS positioning and LiDAR matching, and log the data to a centralized information system, which improve operational efficiency and accuracy.

Sales and Marketing

Business Development

Our business development activities are carried out by Mr. Lim, our chief executive officer, who formulates marketing and growth strategies for our business and determines new geographic regions in which our business should make inroads into.

Our business development team also works to introduce our new equipment and engineering solutions developed by us to the market.

Sales and Marketing

Mr. Zhou Heng, our General Manager, is responsible for our marketing and sales activities, including the promotion of our latest equipment, solutions and services to our existing and potential customers. In addition, we engage existing and potential customers through corporate videos, advertising campaigns in published and digital media. Our business is focused on the Singapore market, and Zhou Heng is supported by a team of six sales and marketing staff as of the date of this annual report, all of whom are based in Singapore. The management reviews and monitors the sales performance of our business segments on a monthly basis.

Our marketing sales strategy is to build rapport and long-term relationships with our customers by consistently providing our customers with quality equipment, solutions and services. We maintain our existing customer relationships through regular contact, including providing customers with regular updates on the new equipment and products that we carry and conducting site visits at our customers’ sites from time to time. We pay close attention to their needs and preferences to better understand their requirements or concerns, enabling us to recommend our new products or to leverage on our design and engineering capabilities to develop customized engineering solutions that would better fulfill their needs. The relationships which we have built with our customers also act as a source of market intelligence, allowing us to keep abreast of industry trends and developments and enabling us to adapt to market demands more quickly. In addition to ensuring a future flow of orders from existing customers, we may also be able to secure orders from new customers through referrals.

We carry out direct sales efforts focusing primarily on (i) major civil contractors, especially those who are currently using our competitors’ products; (ii) existing customers of our Equipment Sales Business and/or Equipment Rental Business who may look to purchase or rent heavy equipment or require any value-added engineering solutions from us in future (as the case may be); and (iii) government organizations or authorities searching for innovative solutions for such heavy equipment in order to improve productivity and safety.

Our Customers

Our customers are mainly in the construction and infrastructure, civil engineering and foundation industries in Singapore. In particular, a significant concentration of our customers is those who are heavily involved in infrastructure and government projects. Generally, demands from our sales and equipment rental customers are driven by their respective demand for equipment. These demands in turn were usually caused by the new projects with which they have been awarded. Such events typically do not occur on a consistent basis. We have not entered into any long-term contracts with our customers.

For the years ended December 31, 2023 and 2024, sales to our five largest customers collectively accounted for approximately 38.2% and 41.3%, respectively, of our total net revenue, and sales to our largest customer accounted for approximately 9.5% and 18.4%, respectively, of our total net revenue.

Suppliers

We purchased substantially all of our heavy equipment from SANY for the years ended December 31, 2023 and 2024, including those that are fully electric. Our purchases from SANY represented 71.1% and 67.2%, respectively, of our cost of revenue for the years ended December 31, 2023 and 2024. In addition, we purchase from other suppliers for items used for our value-added engineering solutions including charging infrastructures such as switchboards, transformers and transmission cables.

According to Frost and Sullivan, in the heavy equipment industry in Singapore, reliance on a single supplier is not uncommon due to the following reasons:

(a) Relationship and Trust: Companies may choose to rely on a single supplier if they have developed a strong relationship and trust with their supplier over time. This can lead to better pricing, more reliable delivery, and improved customer service, which can be advantageous for the business; and

(b) Specialization: Some suppliers may specialize in a specific type of heavy equipment or machinery, making them the preferred choice for companies with specific needs. In such cases, a company may choose to work almost exclusively with a single supplier due to their unique offerings and expertise.

While we believe, and Frost and Sullivan concurs, that there are alternative sources of supply for the heavy equipment we purchase from SANY in Singapore, impairment or termination of our relationship with SANY could have a material adverse effect on our business, financial condition or results of operations if we were unable to obtain adequate or timely rental and sales equipment.

During COVID-19 lockdowns in the PRC, SANY, which is based in the PRC, experienced delays in its deliveries of equipment and parts to us. At the same time, certain construction projects in Singapore were also put on hold as a result of the COVID-19 pandemic. As a result, our customers did not exert pressure on us for timely delivery, allowing us to fulfill orders when we received the equipment and parts from SANY without materially impacting our business operations. In addition, benefiting from the market knowledge and experience of our marketing team, we were able to analyze market information and trends effectively, which enabled us to mitigate disruptions in our supply chain by proactively ordering equipment expected to be in demand. As a result, we were able to supply certain heavy equipment and parts even during COVID-19 lockdowns in the PRC.

In addition, SANY had been in the process of implementing operational improvements, including automation and the use of robots in its manufacturing process, to reduce the need for labor even before the outbreak of the COVID-19 pandemic. Hence, when the lockdown measures were gradually lifted, SANY was able to resume supplies to us in a timely manner without causing significant disruptions to our business operations.

We remain proactive in mitigating the potential recurrence of such supply chain disruptions. We are exploring alternative sources of supply for heavy equipment and parts to ensure a more resilient and reliable supply chain in the future.

Competition

The heavy equipment industry is generally comprised of either pure rental equipment companies or manufacturer dealer/distributorship companies, or a hybrid of the above. We are a provider of turnkey project solutions that primarily sell and rent heavy equipment and provide related parts and engineering consultancy services. The equipment industry in Singapore remains highly fragmented and consists mainly of a small number of multi-national operators and a large number of relatively small, independent businesses serving purely Singapore market.

We believe that participants in the heavy equipment industry generally compete on the basis of availability, quality, reliability, delivery and price. In general, large operators enjoy substantial competitive advantages over small, independent operators due to a distinct price advantage. Some of our competitors have greater financial, marketing and other resources than we do.

Traditionally, equipment manufacturers distributed their equipment and parts through a network of independent dealers with distribution agreements. In recent years, both manufacturers and distributors sought to streamline their operations, improve their costs and gain market share. Our established, integrated management infrastructure offering one-stop solution enables us to compete directly with our competitors effectively and efficiently. In addition, we believe customers in Singapore gravitate toward us due to the multitude of innovative value-added engineering solutions that we offer under our engineering consultancy services.

Employees

We had as of the date of this annual report. The following table sets forth the numbers of our full-time employees, categorized by function, as of the same date: [Company to update, if any]

	Number of Employees	% Of Total
		(%)
Management	6	9.68
Sales and marketing	6	9.68
Administration	1	1.61
Finance and accounting	6	9.68
Engineering	8	12.90
Operations	33	53.23
Human resources	2	3.23
Total	62	100

All of our employees are located in Singapore. Employees are not covered by collective bargaining agreements. We consider our labor practices and employee relations to be good. As of the date of this annual report, we have not experienced any material labor disputes.

Properties

As of the date of this annual report, we do not own any properties.

As of the date of this annual report, we have leased the following properties, all of which are located in Singapore:

No.	Location	Approximate Gross Area (sq ft)	Lessor	Usage	Lease Expiration Date
1	7 Tuas Avenue 2	247,000 sq ft	JTC Corporation	Warehouse & Workshop	September 26, 2042

Other fixed assets include the heavy equipment and accessories for our Rental Equipment Business.

Intellectual Property

Currently, our business and profitability are not materially dependent on any intellectual property such as patents, patent rights, licenses and processes or other intellectual property rights. Except as disclosed below, we have not paid or received royalties for any license or use of an intellectual property, nor do we use or own any other registered patents, trademarks or intellectual property which are material to our business.

Trademarks

As of the date of this annual report, we have not registered any trademarks. However, pursuant to a license agreement entered into between us and Ten-League Corp, we have been granted a license to use the following “Ten-League” trademark at a nominal fee commencing from the date of the listing of our ordinary shares on the Nasdaq. The license agreement may be terminated at the option of Ten-League Corp for causes including, among others, material breach of the agreements entered into between us and Ten-League Corp and our insolvency, or be terminated by either party upon serving the other party a written notice not less than 60 days prior to the chosen date of termination:

Internet Domain Names

As of the date of this annual report, we have registered the domain name https://ten-league.com.sg/.

Health, Work Safety, Social and Environmental Matters

Some of our equipment are subject to regulatory inspections, approvals, certifications and international safety standards and codes. This provides for a further level of independent quality and safety assessment in relation to this equipment. Please refer to the section headed “Regulatory Environment” in this annual report for details.

The regulatory requirements imposed by the MOM in respect of the years of service of crawler, truck or wheel-mounted mobile cranes, are as set out below:

Design Safe Working Load (Maximum Capacity)	Maximum allowable years of service from the year of manufacture
50 tons and below	20
Above 50 tons but not more than 100 tons	25
100 tons and above	30

Notwithstanding the above limitation, the maximum allowable years of service from its year of manufacture of our cranes may be extended subject to the written approval of the Commissioner for the WSHC.

Certain types of hoists or lifting equipment are required to be registered with the MOM. The owner must engage an Authorized Examiner to conduct necessary tests and examinations, issue examination report and register the hoist or lifting equipment. Certain specified mobile cranes registered with the MOM are also required to be equipped with data loggers which are compliant with the requirements stipulated by the MOM.

We believe in providing a safe working environment. We have established a set of environmental, health and safety policies, which contain adequate and reasonable measures to ensure the safety of all our employees, contractors and visitors. We aim to:

(a) implement health and safety programs and procedures to ensure compliance with all applicable laws and regulations;

(b) provide adequate safety instructions, information and training to all employees, including distributing a safety handbook to our employees;

(c) provide and maintain a safe and healthy workplace;

(d) integrate health and environmental factors into our work procedures in an efficient manner;

(e) respond promptly and effectively to all safety and health incidents in our workplace and implement preventive and corrective measures; and

(f) monitor proper housekeeping within the workplace, with properly defined locations for all materials, equipment and machinery.

Both Ten-League (E&T) and Ten-League (PES) have been certified to have achieved bizSAFE Level 3 by the WSHC under the MOM, as a testament to our continuing commitment to health and safety.

We also conduct periodic safety checks on our equipment, which include checking on the standard safety requirements as well as a physical inspection of the equipment. In addition, all our statutory hoist and lifting equipment are subject to half-yearly or yearly certification by independent professional engineers to ensure that the statutory hoist and lifting equipment are in good and safe working condition. A physical load-lifting test, whereby the statutory hoist and lifting equipment is subjected to a more stringent load stress test of 125.0% of the stated maximum capacity, is also conducted on the statutory hoist and lifting equipment by independent professional engineers every four years. These engineers will then issue a certificate of test and examination for our statutory hoist and lifting equipment.

Internal Control and Risk Management

We are committed to achieving customer satisfaction by delivering high quality products and services.

Our quality control and assurance function is overseen by our chief executive officer, Mr. Lim. The managers in charge of each type of our equipment are responsible for ensuring that our quality control and assurance measures are complied with and will report all quality-related matters to Mr. Lim.

We have implemented the following quality control and assurance measures to maintain the high quality of the products and services that we supply:

(a) Incoming equipment, materials, components and products delivered by our suppliers

Our quality control procedures start with ensuring the quality of the equipment, materials, components and products provided by our suppliers. Upon the receipt of equipment, materials, components or products from our suppliers, we will carry out checks on the physical dimensions and/or technical specifications to ensure that the items meet our requirements and internal inspection standards. In particular, we visually inspect the physical condition of the materials, components and products for any damage, corrosion or any other defects that could compromise the quality of our products and services. In the event of any discrepancy in the quantity or quality of the materials, components or products delivered to us or if the items do not conform to the specifications stated in the delivery order, such products will be rejected and returned to our suppliers.

(b) Manufacturing / Customization and delivery of equipment and products

We have put in place quality control measures in key stages of our manufacturing and customization process and also test all our finished products before delivery to our customers. This process has been formalized through detailed equipment and product checklists, which we have developed in respect of each of the key equipment and product types offered by us. Such checklists cover the different aspects of the equipment and products, including functionality and physical appearance, and have to be completed by the relevant engineer or technical staff overseeing the production, modification, customization or sale of the relevant product to ensure that all aspects of our products are thoroughly checked before they are delivered to our customers. In addition, we would also conduct a final visual inspection prior to the delivery or handing over of the products to our customers.

(c) Maintaining a well-trained workforce

We believe that the experience and technical expertise of our workers is a vital aspect of maintaining the quality of our products and services and, as such we place a strong emphasis on staff training. Our employees periodically undergo on-the-job training under the guidance of senior and more experienced personnel. Our employees are equipped with the necessary working knowledge and practical skills for their job function through the in-house training and demonstrations that we conduct and by working on projects. From time to time, we will also send our employees for external training, depending on the needs identified by the respective department heads, to upgrade their skills and keep abreast of new developments in the industry.

Regulation

The following sets forth a summary of the material laws and regulations that affect our Group’s business and operations in Singapore. Information contained in this section should not be construed as a comprehensive summary nor detailed analysis of laws and regulations applicable to the business and operations of our Group. This overview is provided as general information only and not intended to be a substitute for professional advice. You should consult your own advisers regarding the implication of the laws and regulations of Singapore on our business and operations.

Workplace Safety and Health Act 2006 Of Singapore, or the WSH Act

The WSH Act provides that every employer has the duty to take, so far as is reasonably practicable, such measures as are necessary to ensure the safety and health of his employees at work. These measures include, but are not limited to: (a) providing and maintaining for employees a work environment which is safe, without risk to health, and adequate as regards facilities and arrangements for their welfare at work; (b) ensuring that adequate safety measures are taken in respect of any machinery, equipment, plant, article or process used by the employees; (c) ensuring that those persons are not exposed to hazards arising out of the arrangement, disposal, manipulation, organization, processing, storage, transport, working or use of things in their workplace or near their workplace and under the control of the employer; (d) developing and implementing procedures for dealing with emergencies that may arise while those persons are at work; and (e) ensuring that those persons at work have adequate instruction, information, training and supervision as is necessary for them to perform their work.

In addition, every occupier of any workplace has the duty to take, so far as is reasonably practicable, such measures to ensure that the workplace is safe and without risks to health to every person within those premises, whether or not the person is at work or is an employee of the occupier, where “occupier” means, inter alia, the person who has charge, management or control of those premises either on his own account or as an agent of another person, whether or not he is also the owner of those premises.

Further, the WSH Act provides that it shall be the duty of every principal to take, so far as is reasonably practicable, such measures as are necessary to, inter alia, ensure the safety and health of any contractor engaged by the principal when at work or an employee employed by such contractor, where “principal” means a person who, in connection with any trade, business, profession or undertaking carried on by him, engages any other person otherwise than under a contract of service to supply any labor or do any work for gain or reward. The relevant regulatory body is the MOM.

In respect of manufacturers and suppliers of machinery, equipment or hazardous substances used at work, the WSH Act provides that it is the duty of any such person to ensure, so far as is reasonably practicable: (a) that information about the safe use of the machinery, equipment or hazardous substance (including precautions (if any) to be taken for the proper use and maintenance, associated health hazards (if any) and information relating to and the results of any examinations or tests) is available to any person to whom the machinery, equipment or hazardous substances is supplied for use at work; (b) that the machinery, equipment or hazardous substance is safe, and without risk to health, when properly used; and (c) that the machinery, equipment or hazardous substance is examined and tested so as to comply with the obligation imposed by sub-paragraph (b) above.

In respect of persons who erect, install or modify machinery or equipment and persons in control of machinery for use at work, the WSH Act provides that it is the duty of any such person to ensure, as far as is reasonably practicable, that the machinery or equipment is erected, installed or modified in such a manner that it is safe, and without risk to health, when properly used.

The following machinery and equipment are covered by the WSH Act: (a) scaffolds and any materials or components used to erect them; (b) all lifting equipment; (c) forklifts; (d) power presses; (e) bar-benders, sheet benders and sheet rollers; (f) any equipment or piping intended for operation under pressure, including all statutory pressure vessels; (g) any equipment or piping intended to contain corrosive, toxic or flammable substances; (h) welding equipment, including any accessory, apparatus or fitting necessary to enable its use; (i) materials or components used for the construction of support structures; (j) explosive powered tools; (k) equipment used for abrasive blasting, including any accessory, apparatus or fitting necessary to enable its use and operation; (l) lathes and milling machines; and (m) machines designed for industrial use for any of the following purposes: (i) cutting, including table saws and slicing machines; (ii) packaging, including palletisers, balers and compactors; (iii) mixing by mechanical movement, including paddle mixers and ribbon mixers; and (iv) handling or processing food, including grinders, mincers, blenders and juicers.

Under the WSH Act, the Commissioner for Workplace Safety and Health, or the CWSH, may serve a remedial order or a stop-work order in respect of a workplace if he is satisfied that (i) the workplace is in such condition, or is so located, or any part of the machinery, equipment, plant or article in the workplace is so used, that any process or work carried on in the workplace cannot be carried on with due regard to the safety, health and welfare of the persons at work; (ii) any person has contravened any duty imposed by the WSH Act; or (iii) any person has done any act, or has refrained from doing any act which, in the opinion of the CWSH, poses or is likely to pose a risk to the safety, health and welfare of persons at work. The remedial order shall direct the person served with the order to take such measures, to the satisfaction of the CWSH, to, amongst others, remedy any danger so as to enable the work or process in the workplace to be carried on with due regard to the safety, health and welfare of the persons at work, whilst the stop-work order shall direct the person served with the order to immediately cease to carry on any work indefinitely or until such measures as are required by the CWSH have been taken to remedy any danger so as to enable the work in the workplace to be carried on with due regard to the safety, health and welfare of the persons at work.

In addition to the above, under the WSH Act, inspectors appointed by the CWSH may, among others, enter, inspect and examine any workplace and any machinery, equipment, plant, installation or article at any workplace, to make such examination and inquiry as may be necessary to ascertain whether the provisions of the WSH Act are complied with, to take samples of any material or substance found in a workplace or being discharged from any workplace for the purpose of analysis or test, to assess the levels of noise, illumination, heat or harmful or hazardous substances in any workplace and the exposure levels of persons at work therein and to take into custody any article in a workplace which is required for the purpose of an investigation or inquiry under the WSH Act.

Workplace Safety and Health (Incident Reporting) Regulations, or the WSHIR Regulations

Pursuant to Regulation 4 of the WSHIR Regulations, where any accident at a workplace occurs which leads to the death of any employee, the employer shall, as soon as is reasonably practicable, notify the CWSH of the accident. Pursuant to Regulation 6 of the WSHIR Regulations, where an employee meets with an accident at a workplace, the employer shall submit a report to the CWSH in the case where the employee is certified by a registered medical practitioner or registered dentist to be unfit for work, or to require hospitalisation or to be placed on light duties, on account of the accident, not later than ten (10) days after the date the employer first has notice of the accident.

Workplace Safety and Health (Construction) Regulations 2007, or the WSHC Regulations

Part XI of the WSHC Regulations provides, among others, that all plant and ancillary equipment necessary for the conduct of work in any excavation or within a tunnel in the worksite shall, so far as is reasonably practicable, be: (a) of appropriate design and construction; (b) of sufficient capacity; (c) safe and without risks to health; and (d) adequately maintained.

Part XV of the WSHC Regulations provides, among others, for the duty of the owner of a crane, an employee’s lift or a material handling machinery being used in a worksite to ensure that the crane, employee’s lift or material handling machine is of good construction, sound material and adequate strength, free from patent defects and properly maintained. The owner of any crane used in a worksite must also provide a capacity chart in the manner specified in the WSHC Regulations where the capacity of the crane used in a worksite is variable. The occupier of a worksite shall ensure that before any crane, employee’s lift or material handling machinery is put into service for the first time in the worksite that it has been thoroughly examined and inspected by a competent person and, in the case of a crane or an employee’s lift, such examination and test is conducted by an Authorized Examiner.

Workplace Safety and Health (General Provisions) Regulations, or the WSHGP Regulations

Pursuant to the WSHGP Regulations, the following equipment, among others, are required to be tested and examined by an examiner, or the Authorized Examiner, who is authorized by the CWSH, before they can be used in a factory and thereafter, at specified intervals:

(a) hoist or lift;

(b) lifting gears; and/or

(c) lifting appliances and lifting machines.

Upon examination, the Authorized Examiner will issue and sign a certificate of test and examination, specifying the safe working load of the equipment. Such certificate of test and examination shall be kept available for inspection. Under the WSHGP Regulations, it is the duty of the occupier of a workplace to keep a register containing the requisite particulars with respect to the lifting gears, lifting appliances and lifting machines. It is also the duty of the owner of the lifting appliances or lifting machines to ensure that it is of good mechanical construction, sound material and adequate strength, and properly maintained.

Furthermore, the owner of a crane shall ensure that the crane is of good construction, sound material and adequate strength, free from patent defects, and properly maintained. Where the capacity of the crane used in a worksite is variable, a capacity chart which sets out the safe loads for various lengths of the job at various angles and radial distances shall be provided. Before any crane is put into service for the first time in the worksite, the crane shall also be thoroughly examined and inspected by a competent person and that such examination and test is conducted by an Authorized Examiner. The operator of a crane shall take such measures as are necessary to ensure that a suspended load is not moved over any person in the worksite and shall ensure that no load is left suspended on the crane when it is not in use.

With effect from 1 March 2024, at least one top executive from construction companies must attend the Top Executive WSH Programme which aims to focus corporate leaders’ attention on how to meet their workplace safety and health responsibilities (WSH) and ways to develop their company’s WSH capabilities.

Workplace Safety and Health (Operation of Cranes) Regulations 2011, or the WSHOC Regulations

More specific duties imposed on a registered crane operator are set out in Regulation 16 of the WSHOC Regulations.

Pursuant to the WSHOC Regulations, only crane contractors approved by the CWSH are allowed to carry out installation, repair, alteration and dismantling of mobile cranes or tower cranes, or the Operations. Crane contractors must first obtain approval from the CWSH before they can undertake the jobs mentioned above. Upon successful application, the applicant receives a certificate of approval which is typically valid for two years from the date of approval. Crane contractors must ensure that the Operations are carried out in accordance with a manufacturer’s manual which contains instructions on safe procedures for such Operations, or where such manual is unavailable, ensure that the Operations are carried out under the immediate supervision of an Authorized Examiner. In addition, the owner of any mobile cranes or tower cranes must ensure that all of its cranes are tested and certified safe by an approved person for the Operations for which they are intended. The said cranes cannot be used unless they have been tested and certified accordingly.

Further, operators of mobile cranes and tower cranes must be registered with the CWSH. Once registered, these operators are issued with certificates, which are typically valid for two years Only operators who possess the appropriate certificates of registration can operate these cranes. Before they may be registered, these operators must first possess the necessary qualifications required under the WSHOC Regulations. These qualifications include (i) successful completion of a training course acceptable to the CWSH on the operation of a mobile crane or tower crane; (ii) in the opinion of the CWSH, having sufficient experience in operating a mobile crane or tower crane and having passed a proficiency test acceptable to the CWSH; or (iii) any other equivalent qualification acceptable to the CWSH. In addition to the above, the CWSH may require the applicant to produce a current medical certificate from a registered medical practitioner which certifies that the applicant is medically fit to operate a mobile crane or tower crane.

Under the WSHOC Regulations, any registered crane operator may be required to produce his certificate of registration for inspection by inspectors appointed by the CWSH. The CWSH may suspend or cancel the registration of any registered crane operator if the CWSH is satisfied that the registered crane operator has (a) obtained his registration under the WSHOC Regulations by means of fraud, false representation or the concealment of any material fraud; (b) has been certified by a registered medical practitioner to be unfit to operate a mobile crane or a tower crane; or (c) has failed to comply with any of the duties set out in the WSHOC Regulations.

As at the date of this annual report, Ten-League (E&T) has a Certificate of Approval as Approved Crane Contractor, issued under the WSHOC Regulations, which is valid for as long as Ten-League (E&T)’s bizSAFE Level 3 certification is valid.

Service Lifespan of Mobile Cranes

The service lifespan of mobile cranes in Singapore is regulated by the Occupational Safety and Health Division under the MOM, whose primary role is to regulate and reduce the number of crane accidents caused by a technical failure of the cranes. Currently the maximum service lifespan of a mobile crane is as follows: (a) for cranes with lifting capacities of 50 tons and below, the maximum service lifespan from the date of manufacture will be 20 years; (b) for cranes with lifting capacities above 50 tons but not more than 100 tons, the maximum service lifespan from the date of manufacture will be 25 years; and (c) for cranes with lifting capacities of 100 tons and above, the maximum service lifespan from the date of manufacture will be 30 years. The maximum allowable years of service from its year of manufacture for such cranes may be extended subject to the written approval of the CWSH.

Requirement to Equip Mobile Cranes with Data Loggers

All mobile cranes with the prescribed classification codes registered with the MOM on or after August 1, 2015 have to be equipped with data loggers. The data loggers must comply with the requirements prescribed by the MOM relating to, amongst others, the ability to perform the prescribed functions and the ability to record the prescribed operational parameters.

Work Injury Compensation Act 2019 Of Singapore, or the WICA

WICA provides that where personal injury is caused to any employee by an accident arising out of and in the course of the employee’s employment, his employer shall be liable to pay compensation. This applies to an individual who has entered into or works under a contract of service with an employer (but does not include any class of individuals specified in the Third Schedule to the WICA). In addition, the WICA provides that where any person (referred to as the principal) in the course of or for the purpose of his trade or business, contracts with any other person (referred to as the contractor) for the execution by the contractor of the whole or any part of any work or for the supply of labour to carry out any work undertaken by the principal, the CWSH may direct the principal to fulfil the obligations of the employer under the WICA. The WICA sets out, among other things, the amount of compensation such employees are entitled to and the method(s) of calculating such compensation. The relevant regulatory body is the MOM.

Under Section 24 of WICA, every employer shall insure and maintain insurance under one or more approved policies with a designated insurer against all liabilities which he may incur under the provisions of WICA unless specifically exempted. An employer is also required to buy work injury compensation insurance for all employees (both foreign and local) who are doing manual work (regardless of salary level) or who are doing non-manual work and earning a salary of S$2,600 or less a month (excluding any overtime payment, bonus payment, annual wage supplement, productivity incentive payment and any allowance). Failure to provide adequate insurance is an offence carrying a fine of up to S$10,000 or jail of up to 12 months, or both.

Contractors Registration System, or CRS

The CRS is administered by the BCA and currently registers contractors providing construction and construction-related services for the public sector. As such, registration is only required if a contractor wishes to participate in construction tenders or carry out public sector construction projects. However, from 1 June 2025, the CRS will be expanded to serve as a nation-wide registry of all construction firms that are hiring construction S Pass and/or Work Permit holders.

Prior to 1 January 2024, there were seven major registration categories under the CRS, namely Construction Workhead (CW), Construction Related Workhead (CR), Mechanical & Electrical Workhead (ME), Facilities Management Workhead (FM), Supply Heads (SY), Trade Heads (TR) and Regulatory Workheads (RW), with different financial grades for each of the seven major registration categories. Registration of a contractor with the BCA and the grade assigned to was dependent on the contractor fulfilling the requisite grade requirements relating to, among others, financial capability, relevant technical personnel, management certifications and track record. The tendering limits for projects in the public sector are determined by one’s qualified grade under the CRS.

With effect from 1 January 2024, BCA has migrated the Facilities Management Workhead (FM) and Supply Heads (SY) under the CRS to two new registries – the Facilities Management Registry and the Suppliers Registry – as the services provided by FM and FY firms are distinct from those provided by construction firms. No changes were made to firms’ current financial grade and registration expiry date after the migration. Any CRS applications (including renewal applications) for FM and SY workheads submitted after 1 January 2024 were deemed applications under the new registries.

The following table sets out the current registrations of Ten-League (E&T) and Ten-League (PES) in the Suppliers Registry as of the date of this annual report:

Company name	Workhead code	Title	Description	Grade	Expiry date
Ten-League (E&T)	_	_	_	-	-
Ten-League (PES)	SY08	Mechanical Equipment, Plant & Machinery	Supply of mechanical plants and equipment including generators, air compressors, pumps, lathes, boilers, bulldozers, cement mixers, cranes, gondola systems, turbines and earthwork vehicles. Weapons are excluded. Firms should possess facilities and personnel to provide maintenance and back-up services.	L4	March 1, 2026

Builders Licensing Scheme, or BLS

The BLS falls under the purview of the Building Control Act 1989 of Singapore, or the Building Control Act, and its relevant regulations, and aims to ensure that building works are carried out by builders who are conversant with the statutory requirements of the Building Control Act. All builders carrying out both public and private building works where plans are required to be approved by the Commissioner of Building Control and/or where works are in specialist areas which have a high impact on public safety are required to apply under the BLS.

There are 2 types of licenses under the BLS, namely the General Builder License and the Specialist Builder License. Under the General Builder License, there are 2 classes: Class 1 – where the licensee is allowed to undertake projects of any value, and Class 2, where the licensee is restricted to undertaking projects with a value of S$6 million or less. The classes of Specialist Builder License include licenses for piling works, ground support and stabilization works, instrumentation and monitoring works, structural steelwork, pre-cast concrete work and in-situ post-tensioning work.

Every license, if granted, shall be valid for such period specified therein, being not more than 3 years. In order to apply for, maintain and renew the licenses under the BLS, there are different requirements to be complied with for the different classes under each of the General Builder License and the Specialist Builder License, including but not limited to, requirements relating to minimum paid up capital and employment of certain personnel with prescribed qualifications.

The following table sets out the current licenses of Ten-League (E&T) and Ten-League (PES) under the BLS as of the date of this annual report:

Company name	Licensing Code	Description	Expiry date
Ten-League (E&T)	GB2	General Builder Class 2 General building works excluding works that have been designated as specialist works to be carried out by Specialist Builder	March 14, 2026
Ten-League (PES)	-	-	-

Employment Of Foreign Manpower Act 1990 Of Singapore, or the EFMA

The employment of foreign employees in Singapore is governed by the EFMA and regulated by MOM. The EFMA prescribes the responsibilities and obligations of employers of foreign employees in Singapore.

In Singapore, under Section 5(1) of the EFMA, no person shall employ a foreign employee unless he has obtained in respect of the foreign employee a valid work pass from MOM in accordance with the Employment of Foreign Manpower (Work Passes) Regulations 2012, which allows the foreign employee to work for him. Any person who fails to comply with or contravenes Section 5(1) of the EFMA shall be guilty of an offence and shall:

(a) be liable on conviction to a fine of not less than S$5,000 and not more than S$30,000 or to imprisonment for a term not exceeding 12 months or to both; and

(b) on a second or subsequent conviction:

(i) in the case of an individual, with a fine of not less than S$10,000 and not more than S$30,000 and with imprisonment for a term of not less than one (1) month and not more than 12 months; or

(ii) in any other case, be punished with a fine of not less than S$20,000 and not more than S$60,000.

The EFMA also prescribes penalties in respect of other common offences under the EFMA, such as the contravention of any condition of a work pass, the making of a false statement or provision of false information in any application or renewal of a work pass, receiving money in connection with the employment of a foreign employee, and obtaining a work pass for a foreign employee for a business that does not exist, or is not in operation or does not require the employment of the foreign employee.

In Singapore, the work pass to be issued to a foreigner is contingent on, among other things, the type of work and salary being received by the foreigner in question.

With effect from 1 January 2025, in sectors excluding financial services, foreign professionals, managers and executives earning a fixed monthly salary starting from S$5,600 (such minimum increases progressively with age up to S$10,700) with acceptable qualifications may apply for an employment pass. For the financial services sector, the minimum salary is S$6,200 which increases progressively with age up to S$11,800. In addition, employment pass candidates must also pass a points-based Complementarity Assessment Framework (COMPASS) based on a holistic set of individual and firm-related attributes.

Mid-level skilled staff earning a fixed monthly salary of at least S$3,150 (such minimum increases progressively with age up to S$4,650) may apply for an S-pass. For the financial services sector, the minimum fixed monthly salary is S$3,650 (such minimum increases progressively with age up to S$5,650). With effect from 1 September 2025, such minimum will increase to $3,300 (such minimum increases progressively with age up to S$4,800) for sectors excluding financial services and $3,800 (such minimum increases progressively with age up to S$5,650) for the financial services sector.

Semi-skilled foreign workers from approved source countries working in, among others, the construction sector, may apply for a work permit.

As our Group employs foreign employees for our Singapore operations, we are subject to the EFMA. We have applied for the relevant work passes from MOM for all of our foreign employees. To the best of the Board’s knowledge, we have complied with the requirements of the EFMA and the conditions of such work passes.

The availability of foreign workers to the construction industry is subject to sector-specific rules, which is also regulated by MOM through, amongst others, the following policy instruments:

(a)	approved source countries

Construction companies are only allowed to employ foreign construction workers from approved source countries. The approved source countries are Malaysia, the People’s Republic of China, Non-traditional sources such as India, Sri Lanka, Thailand, Bangladesh, Myanmar and the Philippines and North Asian sources such as Hong Kong (HKSAR passport), Macau, South Korea and Taiwan. From 1 June 2025, non-traditional sources will also include Bhutan, Cambodia and Laos.

In respect of construction workers from Non-traditional source countries and the People’s Republic of China, basic-skilled workers are allowed to work up to a maximum of 14 years, while higher skilled workers are allowed to work up to a maximum of 26 years. There is no maximum period of employment for workers from Malaysia or North Asian source countries. All workers can only work up to 60 years of age. From 1 July 2025, non-domestic migrant workers (regardless of nationality) must be below 61 years old when applying for a work permit. They can work up to a maximum age of 63 years old.

(b)	the imposition of security bonds and levies

The employment of foreign workers is also subject to the payment of levies. The levy rates vary based on which approved source country the worker is from, and whether the worker is basic-skilled or higher-skilled.

Under certain circumstances, including, amongst others, where its workers’ work permits have been revoked because of unpaid levies, a construction company will have to pay a levy bond for each work permit holder, with the amount of levy bond depending on the worker’s skill level.

For each non-Malaysian foreign construction worker that has been successfully granted a work permit, a security bond is required to be purchased by the employer.

(c)	dependency ratio ceiling (DRC)

The maximum number of foreign workers that an employer is allowed to hire is limited by quota (or dependency ratio ceiling). Based on the construction sector quota, a construction company can employ five foreign workers (work permit and S-pass holders) for every local employee who earns the local qualifying salary (i.e. DRC of 83.3%). As of the date of this annual report, Ten-League (E&T) can hire up to 66 additional foreign workers based on its dependency ratio ceiling. Ten-League (PES) does not currently employ any foreign workers.

The number of S-pass holders that an employer is allowed to hire is also limited by a quota. Under the construction sector quota, the quota for S-pass holders is a maximum of 15% of the percentage of the total workforce, depending on the tier of S-pass holders. This quota is counted within the total quota for foreign workers. As of the date of this annual report, Ten-League (E&T) can hire up to 7 additional S-pass holder based on its S-pass quota. Ten-League (PES) does not currently employ any S-pass holders.

Once the quota entitlement has been exceeded, new applications and renewals for work permits and S-passes may be rejected. The work permits and S-passes of excess workers may also have to be cancelled. In addition, under Section 25(1) of the EFMA, where any employer: (a) makes, or causes to be made to the Controller of Work Passes, an application for a work pass on the basis of the employer’s foreign employee entitlement; and (b) commits, or causes or permits to be committed, any act or omission which facilitates, or which results in, the inflation of the employer’s foreign employee entitlement, the Controller of Work Passes may impose on the employer a financial penalty of an amount, not exceeding $20,000, as the Controller of Work Passes may determine.

(d)	required safety courses and settling-in program

Foreign construction workers must complete one of the prescribed safety courses before they can get their work permits issued. Such workers need to retake and pass the safe courses in accordance with the prescribed timelines.

Before their work permits can be issued, non-Malaysian work permit holders in the construction sector must attend a settling-in program if they are either first time working in Singapore or returning workers on in-principle approval.

(e)	minimum percentage of higher-skilled workers

At least 10% of the construction work permit holders must be higher-skilled before a construction company can hire any new basic-skilled constructions workers or renew the work permits of existing basic-skilled construction workers. Work permits of any excess basic-skilled construction workers will also be revoked.

In addition to the above, employers are also required to comply with the conditions of the work permits granted to them, such as the requirement to provide acceptable accommodation for their foreign works.

Further, under the Employment of Foreign Manpower (Work Passes) Regulations 2012, an employer is required to purchase and maintain medical insurance with coverage prescribed in such regulations per 12-month period of a foreign workers’ employment (or for such shorter period where the foreign workers’ period of employment is less than 12 months) for the foreign workers’ in-patient care and day surgery except as the Controller of Work Passes may otherwise provide by notification in writing.

Apart from the EFMA, an employer of foreign workers is also subject to, amongst others, the provisions set out in the Employment Act 1968 of Singapore, or the EA, the Immigration Act 1959 of Singapore, and the regulations issued thereunder.

Environmental Public Health Act 1987 of Singapore, or the EPHA

The EPHA is administered by the NEA and regulates, among other things, the disposal and treatment of industrial waste and public nuisances. Under the EPHA, the Director-General of Public Health of Singapore, or the DGPH, may, on receipt of any information with respect to the existence of a nuisance liable to be dealt with summarily under the EPHA and if satisfied of the existence of a nuisance, serve a nuisance order on the person by whose act, default or sufferance the nuisance arises or continues, or if the person cannot be found, on the owner or occupier of the premises on which the nuisance arises. Some of the nuisances which are liable to be dealt with summarily under the EPHA include any factory or workplace which is not kept in a clean state, any place where there exists, or is likely to exist, any condition giving rise, or capable of giving rise to the breeding of flies or mosquitoes, any place where there occurs, or from which there emanates noise or vibration as to amount to a nuisance and any machinery, plant or any method or process used in any premises which causes a nuisance or is dangerous to public health and safety. If the DGPH receives any information in respect of the existence of a nuisance liable to be dealt with under the EPHA, a nuisance order may be served on the person responsible for the nuisance prescribing the measures to be taken to remedy the nuisance. Any failure to comply with the nuisance order served is an offense and such person is liable upon conviction for (a) a fine not exceeding S$10,000 for the first offence and to a further fine not exceeding S$1,000 for every day during which the offence continues after conviction; and (b) a fine not exceeding S$20,000 or to imprisonment for a term not exceeding 3 months or to both for the second office and to a further fine not exceeding S$1,000 for every day during which the offence continues after conviction.

Environmental Protection and Management Act 1999 of Singapore

The Environmental Protection and Management Act 1999 of Singapore and its subsidiary legislation are administered by the NEA, which provide for, among other things, laws relating to pollution control in Singapore through the regulation of various industries. Pursuant to the Environmental Protection and Management (Boundary Noise Limits for Factory Premises) Regulations, or the EPM Regulations, the owner or occupier of any factory premises shall ensure that the level of noise emitted from his premises does not exceed the maximum permissible noise levels as set out in the First Schedule to the EPM Regulations. The permissible noise levels may vary depending on the type of affected premises, which include, among others, noise sensitive premises that require peace and quiet, residential premises and commercial premises not including factory premises. Any person who fails to comply with the requirements under the EPM Regulations is guilty of an offense and liable upon conviction for (a) a fine not exceeding S$5,000 on the first conviction, and in the case of a continuing offence, to a further fine not exceeding S$200 for every day or part thereof the offence continues after the conviction; and (b) a fine not exceeding S$10,000 on a subsequent conviction, and in the case of a continuing offence, to a further fine not exceeding S$300 for every day or part thereof during which the offence continues after conviction.

Employment Act 1968 of Singapore, or the EA

The EA is administered by MOM and sets out the basic terms and conditions of employment and the rights and responsibilities of employers as well as employees who are covered under the EA.

In particular, Part 4 of the EA sets out requirements for rest days, hours of work and other conditions of service for workmen who receive salaries not exceeding S$4,500 a month and employees (other than workmen or a person employed in a managerial or an executive position) who receive salaries not exceeding S$2,600 a month. Section 38(8) of the EA provides that an employee is not allowed to work for more than 12 hours in any one (1) day except in specified circumstances, such as where the work is essential to the life of the community, defense or security. In addition, Section 38(5) limits the extent of overtime work that an employee can perform to 72 hours a month.

Employers must seek the prior approval of the Commissioner for Labor, or the CL, for exemption if they require an employee to work for more than 12 hours a day (up to a maximum of 14 hours) or more than 72 overtime hours a month. The CL may, after considering the operational needs of the employer and the health and safety of the employee or class of employees, by order in writing, exempt such employees from the overtime limits subject to such conditions as the CL thinks fit. Where such exemptions have been granted, the employer shall display the order or a copy thereof conspicuously in the place where such employees are employed.

An employer who breaches the above provisions shall be guilty of an offence and shall be liable on conviction to a fine not exceeding S$5,000, and for a second or subsequent offence to a fine not exceeding S$10,000 or to imprisonment for a term not exceeding 12 months or to both.

To the best of the Board’s knowledge, we have complied with the requirements of the EA.

Central Provident Fund Act 1953 of Singapore, or the CPFA

The Central Provident Fund, or the CPF, is a mandatory social security savings scheme funded by contributions from employers and employees. Pursuant to the CPFA, an employer is obliged to make CPF contributions for all employees who are Singapore citizens or permanent residents who are employed in Singapore by an employer (save for employees who are employed as a master, a seaman or an apprentice in any vessel, subject to an exception for Singapore citizens employed as a master, a seaman or an apprentice in any vessel by non-exempted owners). CPF contributions are not applicable for foreigners who hold employment passes, S passes or work permits. CPF contributions are required for both ordinary wages and additional wages (subject to an ordinary wage ceiling and a yearly additional wage ceiling) of employees at the applicable prescribed rates which is dependent on, among other things, the amount of monthly wages and the age of the employee. An employer must pay both the employer’s and employee’s share of the monthly CPF contribution. However, an employer can recover the employee’s share of CPF contributions by deducting it from their wages when the contributions are paid for that month.

Where the amount of the contributions which an employer is liable to pay under the CPFA in respect of any month is not paid within such period as may be prescribed, the employer shall be liable for the payment of interest on the amount for every day the amount remains unpaid commencing from the first day of the month succeeding the month in respect of which the amount is payable and the interest shall be calculated at the rate of 1.5% per month or the sum of S$5, whichever is greater. Where any employer who has recovered any amount from the monthly wages of an employee in accordance with the CPFA fails to pay the contributions to the CPF within such time as may be prescribed, he will be guilty of an offense and will be liable on conviction for a fine not exceeding S$10,000 or imprisonment for a term not exceeding seven years or both.

C. Organizational Structure

For an organizational structure of the Company and its subsidiaries and a detailed description of the Company’s significant subsidiaries, see “Item 3. Key Information—Our Corporate Structure.”

D. Property, Plant and Equipment

The principal executive offices of our operating subsidiaries are located at c/o 7 Tuas Avenue 2, Singapore 639447. Our telephone number at this address is +65 6862 0769. As of the date of this annual report, we occupied one property in Singapore as warehouse & workshop, with a total gross floor area of approximately 247,000 square meters.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. Operating Results

Overview

We are a Singapore-based provider of turnkey project solutions. Our business primarily consists of sales of heavy equipment and parts, heavy equipment rental and provision of engineering consultancy services to port, construction, civil engineering and underground foundation industries. We currently conduct our operations through our wholly-owned subsidiaries, Ten-League (E&T) and Ten-League (PES). The equipment we provide is organized into four categories based on their functions and application scenarios, namely, foundation equipment, hoist equipment, excavation equipment and port machinery. We also provide value-added engineering solutions under our engineering consultancy services including equipment retrofitting, upgrading, modernization, fleet management and other enhancement on equipment through the replacement or application of, among others, mechanical parts, sensor fusion, software and remote control system, with the aim to address potential safety issues, enhance reliability and productivity and allow for our customers to evaluate the performance of the equipment, the quality of the work completed and the progress of their projects. We have been striving to integrate electrification into our business. We have been supplying fully electric reach stacker and empty container handler to port operators in Singapore since 2021 and have been contracted to supply electric prime movers with swappable battery pack and build charging infrastructure since October 2022 by a leading port operator based in Singapore, or the Leading Port Operator. Meanwhile, we are actively exploring the market for fully electric wheel loader, excavator and forklift, and offering them as a part of our fleet of electrified equipment.

We derived substantially all of our revenue for 2023 and 2024 from customers based in Singapore, many of which are construction engineering companies, with the remainder of the revenue generated from customers located in other countries including Indonesia.

As of the date of this annual report, we had an aggregate of six units and 99 units of sales and rental of equipment, respectively. We have maintained a long and mutually beneficial relationship with SANY, our main supplier of equipment since 2007, being one of the world’s largest heavy equipment manufacturers and the first in its industry in China to be ranked among the FT Global 500 and the Forbes Global 2000.

We have a long-term commitment to the quality of our product and service, and the health and safety of our employees. Both Ten-League (E&T) and Ten-League (PES) have been certified to have achieved bizSAFE Level 3 by the Workplace Safety and Healthy Council under the Ministry of Manpower of Singapore.

For the years ended December 31, 2023 and 2024, our net revenue amounted to S$72.8 million and S$58.5 million (US$42.8 million), respectively, and our net income amounted to S$7.1 million and S$1.9 million (US$1.4 million), respectively.

●	Global and regional economic condition.

The demand for our products is dependent on the global and regional economy, the stability of the global credit markets, the industries in which our customers operate or serve, and other factors. Downturns in the general economy or in the industry where our customers operate, as well as adverse credit market conditions, can cause demand for our products to materially decrease.

●	Spending levels by customers.

A significant portion of our net revenues comes from the sales and rental of equipment to industries such as ports, construction, civil engineering, and underground foundation work. As a result, our business heavily depends on the ability and willingness of customers in these industries to make capital expenditures on renting or buying our specialized equipment. The fluctuations in our customer’s spending levels on capital expenditures and their access to credit significantly impact our business.

The spending levels of our customers, in turn, are influenced by the level of construction and port activities in Singapore. Recently, Singapore has experienced a surge in demand for urban development, including major projects such as the Toa Payoh Integrated Development, redevelopment of the Alexandra hospital, a new integrated hospital in Bedok, and the opening of Tuas Port, a major international shipping port, in September 2022. The development of the above-mentioned projects is expected to increase the demand for our construction equipment. In addition, as a result of the transformation of the Tuas Port, we were awarded the contract to supply, deliver, test, and commission an electric prime mover and battery swap station. In general, the increase in construction and port activities in Singapore may have a positive impact on our business, as it may lead to increased demand for our equipment.

There have been increases in interest rates in many countries around the world, including Singapore. Our revenue derived from sales of heavy equipment and parts decreased by approximately S$10.7 million, or 18.9%, to approximately S$45.8 million (US$33.5 million) for the year ended December 31, 2024 from approximately S$56.4 million for the year ended December 31, 2023. The decrease was primarily due to (a) two large cranes of approximately S$6.5 million sold in the year 2023 was not repeated in 2024; and (b) a drop in the sale of port equipment of approximately S$3.1 million, was mainly due to product mix. Demand and revenue recognised with lower sale value were higher during the year under review than last year despite almost the same quantity of equipment sold. Engineering consultancy service income decreased by approximately S$4.8 million, or 68.9%, to approximately S$2.2 million (US$1.6 million) for the year ended December 31, 2024 from approximately S$7.0 million for the year ended December 31, 2023 mainly due to the lower recognition of project progress income as the project was completed in early of the year. However, the strong demand for equipment rental from our customers during the same period helped partially offset the impact of the declined sales of our heavy equipment.

●	Government support in construction and port processing industries

During the COVID-19 pandemic, the Singapore government has provided significant assistance to support the construction and port process industries. To cope with the elevated manpower costs resulting from the tight worker inflow situation, the government has provided foreign worker levy rebates of S$250 per work permit holder in these industries. Additionally, the government has helped companies address their acute worker shortages in the immediate term by increasing the inflow of new workers and bringing back existing workers. Any reduction or termination of such pandemic-era governmental support may negatively impact the demand for our equipment from our customers.

●	Electrification of equipment

The trend towards electrification of equipment is likely to impact our results of operation. Despite our efforts to offer more fully electric models of equipment such as prime mover and reach stacker, as more customers shift towards fully electric equipment, the demand for our existing internal combustion engine fleet of equipment may decline. This could result in lower sales and rental revenues.

The transition towards electrification may also require additional investments in retraining of our maintenance and repair staff and the reorientation of our sales and marketing strategies, which could increase our operating expenses. Failure to adapt to this trend in a timely manner may result in us losing our competitiveness in the market.

●	Prolonged and extreme weather.

Adverse weather in a geographic region in which we operate may depress demand for equipment in that region. Our equipment is primarily used outdoors in construction sites and ports and, as a result, prolonged and extreme adverse weather conditions, including monsoon and typhoon, may prohibit our customers from continuing their operation.

Major Factors Affecting Our Results of Operations

We believe our financial condition and results of operations have been and will continue to be affected by a number of factors, many of which may be beyond our control, including those factors set out in the section headed “Item 3. Key Information—D. Risk Factors” in this annual report and those set out below:

Key Components of Results of Operations

Revenue, net

As set forth in the following table, for the years ended December 31, 2023 and 2024, our revenue was derived from the sales of heavy equipment and parts, engineering consultancy service income and rental of our equipment, serving the port, construction, civil engineering, and underground foundation industries.

	Year ended December 31,
	2023		2024
	S$’000%		S$’000	US$’000%
Sales of heavy equipment and parts	56,449	77.6	45,763	33,497	78.2

Engineering consultancy service income	7,032	9.7	2,190	1,603	3.8

Rental income	9,301	12.7	10,543	7,717	18.0

Total	72,782	100.0	58,496	42,817	100.0

Revenue by geographical location

For the years ended December 31, 2023 and 2024, substantially all of our net revenue, was derived from customers located in Singapore.

	Year ended December 31,
	2023		2024
	S$’000%		S$’000	US$’000%
Singapore	69,735	95.8	54,836	40,138	93.7

Other countries(1)	3,047	4.2	3,660	2,679	6.3

Total	72,782	100.0	58,496	42,817	100.0

Note:

(1) Other countries include Indonesia and Hong Kong.

Cost of revenue

Our cost of revenue primarily consists of procurement costs of heavy equipment and parts, depreciation of plant and equipment, depreciation of right-of-use assets relating to plant and equipment, subcontract costs, rental of equipment and staff cost. For the years ended December 31, 2023 and 2024, our cost of revenue was S$57.0 million (US$43.2 million), and S$47.7 million (US$34.9 million), respectively.

Gross profit and gross profit margin

The table below sets forth our gross profit and gross profit margin by business segment for the periods indicated:

	Year ended December 31,
	2023		2024
	S$’000%		S$’000	US$’000%
Sales of heavy equipment and parts	10,097	17.9	4,229	3,097	9.3
Engineering consultancy service income	1,792	25.5	763	558	34.8
Rental of equipment	3,893	41.9	5,621	4,114	53.3
Total	15,782	21.7	10,613	7,769	18.2

Selling and distribution

Our selling and distribution expenses primarily consists of advertising and marketing expenses, payroll, employees benefits and other headcount related expenses. For the years ended December 31, 2023 and 2024, our selling and distribution expenses was S$0.7 million and S$0.6 million (US$0.5 million).

General and administrative

The following table sets forth the breakdown of our general and administrative expenses for the periods indicated:

	Year ended December 31,
	2023		2024
	S$’000%		S$’000	US$’000%
Bank charges	364	5.3	349	255	4.8
Depreciation	462	6.7	1,033	756	14.3
Exchange losses	152	2.2	66	48	0.9
Legal and professional fees	227	3.3	251	184	3.5
Management fees	2,471	36.0	1,358	994	18.8
Provision for doubtful debts	-	-	19	14	0.3
Provision for stock obsolescence	492	7.2	-	-	-
Rental of open space and equipment	120	1.8	120	88	1.7
Referral fees	252	3.7	479	351	6.6
Staff costs	1,544	22.5	2,826	2,069	39.1
Others	772	11.3	725	530	10.0
Total	6,856	100.0	7,226	5,289	100.0

Bank charges mainly represent charges incurred on trade-related activities such as letter of credits and bill payables.

Depreciation expense is charged on our plant and equipment which included (i) plant and machinery; (ii) computers; (iii) motor vehicles; and (iv) right-of-use assets.

Legal and professional fees were incurred for taking legal actions against customers who defaulted on payments and defend for winding up actions taken by a liquidator. For the year ended December 31, 2023 and 2024, our legal and professional fees remain almost the same at approximately S$0.3 million (US$0.2 million).

Management fees represented expenses charged by the ultimate holding company comprises employment cost, rental of office, open space and warehouse, and expenses incurred for motor cars and trucks. Management fees decreased by approximately S$1.1 million to approximately S$1.4 million (US$1.0 million) for the year ended December 31, 2024 from approximately S$2.5 million for the year ended December 31, 2023.

Provision for stock obsolescence decreased by approximately S$0.5 million to S$ Nil for the year ended December 31, 2024 as there was no provision or write down are required at year end.

Referral fees comprised mainly of payment to third parties who brought in successful sales of equipment.

Staff costs mainly represented the salaries, employee benefits and retirement benefit costs to our administrative employees and directors’ remuneration. Staff costs increased by approximately S$1.3 million, or 83.0% to approximately S$2.8 million (US$2.1 million) for the year ended December 31, 2024 from approximately S$1.5 million for the year ended December 31, 2023. Such increase was mainly attributable to the increase of staff costs, CPF contribution, and increase in rental expense of worker dormitory.

Miscellaneous expenses were comprised of audit fees, company secretarial and tax fees, insurance expenses, office supplies, repair and maintenance, vehicle upkeep and other general expenses.

Total other gain/(loss), net

The following table sets forth the breakdown of total other gain/(loss), net, for the periods indicated:

	Year ended December 31,
	2023	2024
	S$’000	S$’000	US$’000
Gain from disposal of right-of-use assets	55	-	-
Loss on disposal of plant & machinery	-	(126)	(92)
Interest income	34	616	451
Interest expense	(822)	(949)	(695)
Government grant	41	139	102
Write back of provision for doubtful debts	66	26	19
Write back of provision for stock obsolescence	168	19	14
Exchange gain	143	9	7
Other income	244	84	61
Total	(71)	(182)	(133)

Loss on disposal of plant & machinery

Loss on disposal of plant & machinery comprises losses arose from the reclassification of equipment from fixed assets to finance lease receivable and write-off of unserviceable equipment.

Interest income

Interest income earned from providing financing services to some specific customers buying equipment from us.

Interest expense

Our interest expense arose mainly from lease liabilities and trust receipts. Interest expense was approximately S$0.8 million and S$0.9 million (US$0.7 million) for the years ended December 31, 2023 and 2024 respectively. Interest expense increased by approximately S$0.1 million to approximately S$0.9 million (US$0.7 million) for the year ended December 31, 2024 from approximately S$0.8 million for the year ended December 31, 2023 mainly due to increase in higher lease and trust receipts interest incurred. The higher lease interest incurred was mainly due to additional lease interest incurred as a result of early settlement of some of the leases. For more details of our bank borrowings, please see the paragraph headed “Bank Indebtedness” in this section.

Government grant

Government grants comprise mainly grants received for progressive wage credit scheme or PWCS, productivity solutions grant, or PSG and enterprise development grant or EDG.

The Progressive Wage Credit Scheme, or PWCS, is a replacement for the temporary Wage Credit Scheme, or WCS, that ended in March of 2022, the PWSC is a transitional wage support program established in the Singapore Budget 2022. Its goal is to increase wages for low-earning workers between 2022 and 2026. The scheme is intended to financially support employers in terms of the required wage raises for lower-wage workers as a result of Progressive Wage Model regulations, Local Qualified Salary requirements, and voluntary wage raises. For the year ended December 31, 2023, government grants we received mainly comprised those from JGI and PWCS. For the year ended December 31, 2024, government grants we received mainly comprised those from JGI and FWL.

Productivity Solutions Grant, or PSG, is a scheme helps Singapore companies improve their productivity and automate existing processes through IT solutions and equipment. 50% or receive up to S$30,000 support for eligible costs incurred by Local SMEs to improve its’ business productivity.

Enterprise Development Grant or EDG, is a scheme to fund Singapore companies starting new projects to upgrade their business, explore new growth, or expand overseas. EDG funds up to 50% of eligible costs incurred by local SMEs for qualifying project costs namely third-party consultancy fees, software and equipment, and internal manpower cost. For sustainability-related projects, it may be supported at up to 70% from April 1,2023 to March 31, 2026.

Write back of provision for doubtful debts

The write back of provisions provided in previous year was a result of money collection in current year.

Other income

Other income primarily comprises rental of accessories and parts and service charge.

Income tax expense

For the years ended December 31, 2023 and 2024, our income tax expense comprised current tax expense and deferred tax for the year/period.

Year on Year Comparison of Our Results of Operations

Year ended December 31, 2024 Compared to Year ended December 31, 2023.

Revenue, net

Total revenue decreased by approximately S$14.3 million or 19.6% to approximately S$58.5 million (US$42.8 million) for the year ended December 31, 2024 from approximately S$72.8 million for the year ended December 31, 2023.

●	Sales of heavy equipment and parts decreased by approximately S$10.7 million, or 18.9%, to approximately S$45.8 million (US$33.5 million) for the year ended December 31, 2024 from approximately S$56.4 million for the year ended December 31, 2023. The decrease was primarily due to (a) two large cranes of approximately S$6.5 million sold in the year 2023 was not repeated in 2024; and (b) a drop in the sale of port equipment of approximately S$3.1 million, was mainly due to product mix. Demand and revenue recognised with lower sale value were higher during the year under review than last year despite almost the same quantity of equipment sold.

●	Engineering consultancy service income decreased by approximately S$4.8 million, or 68.9%, to approximately S$2.2 million (US$1.6 million) for the year ended December 31, 2024 from approximately S$7.0 million for the year ended December 31, 2023 mainly due to the lower recognition of project progress income as the project was completed in early of the year.

●	Rental income increased by approximately S$1.2 million, or 13.4%, to approximately S$10.5 million (US$7.7 million) for the year ended December 31, 2024 from approximately S$9.3 million for the year ended December 31, 2023. This increase was primarily attributable to higher rental demands, a continued trend from last year.

Cost of revenue

For the years ended December 31, 2023 and 2024, our cost of revenue decreased by approximately S$9.2 million or 16.1%, to approximately S$47.8 million (US$35.0 million) for the year ended December 31, 2024 from approximately S$57.0 million for the year ended December 31, 2023.

●	Cost of revenue of sales of heavy equipment and parts decreased by approximately S$4.9 million, or 10.5%, to approximately S$41.5 million (US$30.4 million) for the year ended December 31, 2024 from approximately S$46.4 million for the year ended December 31, 2023. Such decrease was in line with the decrease in both sales volume and overall sales of our heavy equipment.

●	Cost of revenue of engineering consultancy service income decreased by approximately S$3.8 million, or 72.8%, to approximately S$1.4 million (US$1.1 million) for the year ended December 31, 2024 from approximately S$5.2 million for the year ended December 31, 2023. Such decrease was primarily attributable to the completion of our project with the Leading Port Operator in current year. The main bulk of the costs of the project were recorded in previous year.

●	Cost of revenue of rental of equipment decreased by approximately S$0.5 million, or 9.0%, to approximately S$4.9 million (US$3.6 million) for the year ended December 31, 2024 from approximately S$5.4 million for the year ended December 31, 2023, primarily due to a decrease in equipment rented from third parties offset by an increase in depreciation expenses. It would be more cost efficient of using our own equipment for rental rather than renting it from third parties and sub-lease it to our customers.

Gross profit and gross profit margin

Our gross profit decreased by approximately S$5.1 million or 32.5%, to approximately S$10.7 million (US$7.8 million) for the year ended December 31, 2024 from approximately S$15.8 million for the year ended December 31, 2023, which was in line with the decrease in our revenue.

Gross profit for sales of heavy equipment decreased by approximately S$5.8 million or 57.7%, to approximately S$4.3 million (US$3.1 million) for the year ended December 31, 2024 from approximately S$10.1 million for the year ended December 31, 2023, primarily due to stiff competition.

Gross profit for engineering consultancy service income decreased by approximately S$1.0 million or 57.4%, to approximately S$0.8 million (US$0.6 million) for the year ended December 31, 2024 from approximately S$1.8 million for the year ended December 31, 2023, primarily due to a project completed in current year.

Gross profit for rental of equipment increased by approximately S$1.7 million or 44.4%, to approximately S$5.6 million (US$4.1 million) for the year ended December 31, 2024 from approximately S$3.9 million for the year ended December 31, 2023, primarily due to converting from renting of equipment for sub-lease to using own equipment.

Our gross profit margin decreased by 3.5 percentage points to 18.2% for the year ended December 31, 2024 from 21.7% for the year ended December 31, 2023.

Gross profit margin for sales of heavy equipment decreased by 8.6 percentage points to 9.3% for the year ended December 31, 2024 from 17.9% for the year ended December 31, 2023. The decrease was mainly due to depressed gross profit margin and renewing of exiting rental fleet.

Gross profit margin for engineering consultancy service income increased by 9.3 percentage points to 34.8% for the year ended December 31, 2024 from 25.5% for the year ended December 31, 2023. The increase was mainly due to the absence of lower gross profit margin contributed from the battery swap station project in current year. The bulk of the project low margin was captured in previous year.

Gross profit margin for rental income increased by 11.4 percentage points to 53.3% for the year ended December 31, 2024 from 41.9% for the year ended December 31, 2023. This increase was primarily attributable to lower operating costs as a result of using our own equipment for the rental business rather than rent from third parties.

Selling and distribution expenses

Our selling and distribution expenses decreased by approximately S$0.1 million or 12.9%, to approximately S$0.6 million (US$0.5 million) for the year ended December 31, 2024, from approximately S$0.7 million for the year ended December 31, 2023. The increment was mainly due to increase in staff cost.

General and administrative expenses

Our general and administrative expenses increased by approximately S$0.4 million, or 5,4%, to approximately S$7.2 million (US$5.3 million) for the year ended December 31, 2024, from approximately S$6.9 million for the year ended December 31, 2023. The increase was mainly due to the increase in the depreciation for the right-of-use assets, referral fee payment for securing sales and staff costs offset by an absence of impairment of stock obsolescence.

Total other gain/(loss), net

Our net total other losses increased by approximately S$0.1 million, or 156.3%, to approximately S$0.2 million (US$0.1 million) for the year ended December 31, 2024, from approximately S$0.1 million for the year ended December 31, 2023. The increased in the interest expense of approximately S$0.1 million was mainly due to the increase in the leasing and trust receipts interest expenses, the increase in the loss on the disposal of machinery and equipment and right-of-use assets of approximately S$0.2 million, the decrease in exchange gain and write back of provision for doubtful debts and stock obsolescence of approximately S$0.4 million, offset by an increase in the interest income derived from finance leases of approximately S$0.6 million.

Income tax expense

Our income tax expense decreased by approximately S$0.3 million, or 30.1%, to approximately S$0.7 million (US$0.5 million) for the year ended December 31, 2024 from approximately S$1.0 million for the year ended December 31, 2023. Income tax expense of approximately S$0.3 million was under provided for in previous year which, was recorded in current year. The decrease in income tax expense was in line with the decreased in profit before tax only if the income tax expense was restated in previous year.

Net Income

As a result of the foregoing, our net income decreased by approximately S$5.2 million, or 73.4%, to approximately S$1.9 million (US$1.4 million) for the year ended December 31, 2024 from approximately S$7.1 million for the year ended December 31, 2023.

Taxation

Cayman Islands

We are an exempted company incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of estate duty or inheritance tax. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Singapore

Ten-League (E&T) and Ten-League (PES) are operating in Singapore and are subject to the Singapore tax law at the corporate tax rate at 17% on the assessable income arising in Singapore during its tax year. See “Item 10. Additional Information — E. Taxation”.

Critical Accounting Policies

Summary of significant accounting policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of our assets and liabilities and revenue and expenses, to disclose contingent assets and liabilities on the date of the consolidated financial statements, and to disclose the reported amounts of revenue and expenses incurred during the financial reporting period. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe that the critical accounting policies as disclosed in this annual report reflect the more significant judgments and estimates used in preparation of our consolidated financial statements. Further, we elected to use the extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, these financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements.

The following critical accounting policies rely upon assumptions and estimates and were used in the preparation of our consolidated financial statements:

(a) Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter-company transactions, if any, and balances due to, due from, long-term investment subsidiary, and registered paid in capital have been eliminated upon consolidation.

(b) Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in our consolidated financial statements include the allowance for doubtful accounts on accounts receivables, impairment loss on inventories, useful lives for property, plant and equipment and impairment of long-lived assets, revenue recognition, fair value of financial instruments and deferred taxes and uncertain tax position. Actual results could vary from the estimates and assumptions that were used. Actual results could differ from these estimates.

Given the uncertainty regarding the length, severity, and ability to combat the COVID-19 pandemic, we cannot reasonably estimate the impact on our future results of operations, cash flows, or financial condition. As of the date of this annual report, we are not aware of any specific event or circumstance that would require us to update our estimates, our judgments, or the carrying value of our assets or liabilities. These estimates may change as new events occur and additional information is obtained and are recognized in the consolidated financial statements as soon as they become known. Actual results could differ from those estimates, and any such differences may be material to our consolidated financial statements.

(c) Accounts receivables

Accounts receivables include trade accounts due from customers in the sale of products.

Accounts receivable are recorded at the invoiced amount and do not bear interest, which are due within contractual payment terms. The normal settlement terms of accounts receivable from insurance companies in the provision of brokerage agency services are within 30 days upon the execution of the insurance policies. The Company seeks to maintain strict control over its outstanding receivables to minimize credit risk. Overdue balances are reviewed regularly by senior management. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary.

The Company does not hold any collateral or other credit enhancements overs its accounts receivable balances.

(d) Inventories

Inventories are valued at the lower of cost or net realizable value. Cost is determined by the average cost method. We record adjustments to its inventory for estimated obsolescence or diminution in net realizable value equal to the difference between the cost of the inventory and the estimated net realizable value. At the point of loss recognition, a new cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

(e) Plant and equipment and long-lived assets

Plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values:

Expected useful life

Office equipment	5 years

Leasehold factory premises	Over the remaining lease term

Machinery and equipment	5-10 years

Motor vehicles	5-10 years

Expenditure for repairs and maintenance is expensed as incurred. When assets have retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the Results of operations.

In accordance with the provisions of ASC Topic 360, Impairment or Disposal of Long-Lived Assets, all long-lived assets such as property, plant and equipment owned and held by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets.

Revenue recognition

(a) Goods and services sold

We receive some of its non-interest income from contracts with customers, which are accounted for in accordance with Accounting Standards Update, or ASU, No. 2014-09, Revenue from Contracts with Customers (Topic 606), or ASC 606.

The majority of our income is derived from contracts with customers in the sale of products, and as such, the revenue recognized depicts the transfer of promised goods or services to its customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. We consider the terms of the contract and all relevant facts and circumstances when applying this guidance. Our revenue recognition policies are in compliance with ASC 606, as follows:

Product sales consist of a single performance obligation that we satisfy at a point in time. We recognize product revenue when the following events have occurred: (a) we have transferred physical possession of the products, depending upon the method of distribution and shipping terms set forth in the customer contract, (b) we have a present right to payment, (c) the customer has legal title to the products, and (d) the customer bears significant risks and rewards of ownership of the products. Based on our historical practices and shipping terms specified in the sales agreements and invoices, these criteria are generally met when the products are:

● Invoiced; and

● Shipped from our facilities or warehouse (“Ex-works,” which is our standard shipping term).

(b) Equipment rental business

Our equipment rental business is governed by our standard rental contract. We account for the rental of heavy construction equipment as operating leases where, lease income from the prospective of lessor is recognized to our statement of income straight-line basis over the term of the lease once management has determined that the lease payments are reasonably expected to be collected. The performance obligation under these leasing arrangements is to deliver the unit to the customer at their location and ensure that our heavy construction equipment is ready for use, and/or available for use over the life of the lease contract. Our rental contract periods are monthly.

Our equipment rental business is generally short-term to mid-term in nature and our heavy construction equipment is typically rented for the majority of the time that we own it.

For these sales, we determine that the customer is able to direct the use of, and obtain substantially all of the benefits from, the products at the time the products are shipped.

We record our revenues on product sales, net of GST upon the services are rendered and the title and risk of loss of products are fully transferred to the customers. We are subject to GST which is levied on the majority of the products at the rate of 8% on the invoiced value of sales in Singapore.

Amounts received as prepayment on future products are recorded as customer deposit and recognized as income when the product is shipped.

B. Liquidity and Capital Resources

Liquidity and Capital Resources

Our liquidity and working capital requirements primarily related to our operating expenses. Historically, we have met our working capital and other liquidity requirements primarily through a combination of cash generated from our operations and loans from banking facilities. Going forward, we expect to fund our working capital and other liquidity requirements from various sources, including but not limited to cash generated from our operations, loans from banking facilities, the net proceeds from our initial public offering and other equity and debt financings as and when appropriate.

Cash flows

The following table summarizes our cash flows for the years ended December 31, 2023 and 2024:

	Year ended December 31,
	2023	2024
	S$’000	S$’000	US$’000
Cash and cash equivalent at beginning of the period	5,978	2,340	1,774
Net cash (used in)/provided by operating activities	(5,820)	5,009	3,668
Net cash used in investing activities	(3,137)	(8,737)	(6,395)
Net cash provided by financing activities	5,319	2,074	1,518
Effect of exchange rate change on cash and cash equivalent	-	-	(63)
Net change in cash and cash equivalent	(3,638)	(1,654)	(1,272)
Cash and cash equivalent as at end of the year	2,340	686	502

Cash flows from operating activities

For the year ended December 31, 2024, our net cash provided by operating activities was approximately S$5.0 million (US$3.7 million), primarily reflecting net income of approximately S$1.8 million (US$1.4 million), as adjusted by (a) positive changes of approximately S$6.6 million (US$4.8 million) in non-cash items primarily including depreciation of plant and equipment and right-of-use assets, and loss on disposal of plant and equipment; and (b) negative changes of approximately S$3.4 million (US$2.5 million) in working capital primarily reflecting (i) an increase of approximately S$5.4 million (US$4.0 million) in accounts receivable mainly due to better cash collection; (ii) an increase of approximately S$2.8 million (US$2.0 million) in contract assets accrued but not yet bill; (iii) a decrease of approximately S$10.2 million (US$7.5 million) in inventories due to year end receipt of equipment purchase; (iv) a decrease of approximately S$1.1 million (US$0.8 million) owing to ultimate holding company; (v) a decrease of approximately S$0.7 million (US$0.5 million) in accounts payable and accrued liabilities mainly due to the recognition of year end purchases from a supplier; and (vi) an increase of approximately S$0.4 million (US$0.3 million) in income and deferred tax payable.

For the year ended December 31, 2023, our net cash used in operating activities was approximately S$5.8 million primarily reflecting net income of approximately S$7.1 million, as adjusted by (a) positive changes of approximately S$3.3 million in non-cash items primarily including depreciation of plant and equipment and right-of-use assets, and gain on disposal of plant and equipment; and (b) negative changes of approximately S$16.2 million in working capital primarily reflecting (i) a decrease of approximately S$9.4 million in accounts receivable; (ii) a decrease of approximately S$2.8 million in contract assets accrued but not yet bill; (iii) an increase of approximately S$0.9 million in inventories; (iv) a decrease of approximately S$2.0 million owing to ultimate holding company; (v) a decrease of approximately S$3.4 million in accounts payable and accrued liabilities; and (vi) an increase of approximately S$0.5 million in income and deferred tax payable.

 Cash flows from investing activities

For the year ended December 31, 2024, our net cash used in investing activities was approximately S$8.7 million (US$6.4 million), primarily consisting of purchases of plant and equipment, sale proceed from the disposal of plant and equipment and payment received from finance lease receivables.

For the year ended December 31, 2023, our net cash used in investing activities was approximately S$3.1 million, primarily consisting of purchases of plant and equipment, sale proceed from the disposal of plant and equipment and payment received from finance lease receivables.

Cash flows from financing activities

For the year ended December 31, 2024, our net cash provided by financing activities was approximately S$2.1 million (US$1.5 million) primarily consisting of net proceed from borrowings of approximately S$13.7 million (US$10.0 million), partially offset by repayment for capital and interest portions of lease liabilities of approximately S$10.7 million (US$7.9 million), and S$0.9 million (US$0.6 million), respectively.

For the year ended December 31, 2023, our net cash provided by financing activities was approximately S$5.3 million primarily consisting of proceed from borrowings of approximately S$14.4 million, partially offset by: (i) repayment for capital and interest portions of lease liabilities of approximately S$7.5 million, and S$0.4 million , respectively; and (ii) a decrease of approximately S$1.2 million in deferred IPO expenses which would be capitalized on completion of the IPO exercise.

Capital Expenditures

We made capital expenditures of S$12.4 million and S$12.8 million (US$9.4 million), respectively, in 2023 and 2024. In these periods, our capital expenditures were mainly used for the purchase of equipment.

We plan to fund our future capital expenditures with our existing cash balance and proceeds from our initial public offering. We will continue to make capital expenditures to meet the expected growth of our business.

Working Capital

We believe that we have sufficient working capital for our requirements for at least the next 12 months from the date of this annual report, in the absence of unforeseen circumstances, considering the financial resources presently available to us, including cash and cash equivalents on hand, cash flows from our operations and the estimated net proceeds from our initial public offering.

Accounts receivable, net

Our accounts receivable, net, decreased by approximately S$5.4 million or 25.2% to approximately S$16.3 million (US$11.9 million) as of December 31, 2024 from approximately S$21.7 million as of December 31, 2023. The decrease was primarily due to better collection.

We did not charge any interest on, or hold any collaterals as security over these accounts receivable balances. We generally offer credit periods of 30 to 60 days to our customers. We have not had, and do not expect to have, issues collecting payment from these longer aging invoices.

The following table sets forth the ageing analysis of our accounts receivable, net, based on the invoiced date as of the dates mentioned below:

	Year ended December 31,
	2023	2024
	S$’000	S$’000	US$’000
Within 30 days	5,017	6,345	4,644
Between 31 and 60 days	4,401	3,290	2,408
Between 61 and 90 days	3,270	1,413	1,034
Between 91 and 120 days	1,995	1,089	797
Between 121 and 180 days	2,098	1,478	1,082
Between 181 and 360 days	1,073	863	632
Over 360 days	3,890	1,779	1,302
Total account receivables, net	21,744	16,257	11,899

Movements in the provision for impairment of accounts receivable are as follows:

	Year ended December 31,
	2023	2024
	S$’000	S$’000	US$’000
Opening balance	4,240	3,642	2,666
Provision of loss allowance	41	19	14
Write-off of loss allowance	(532)	(582)	(427)
Write-back of loss allowance	(107)	(26)	(18)
Closing balance	3,642	3,053	2,235

For the year ended December 31, 2024, net amount owing for more than 120 days by invoice date was approximately S$4.1 million, of which net balance of S$1.8 million was attributable to a special arrangement requested by our Major Supplier, to extend the credit term to a local customer. During the year under review, we had received approximately S$1.6 million from our local customer and the same amount was paid to the corresponding major supplier.

For the year ended December 31, 2023, net amount owing for more than 120 days by invoice date was approximately S$7.1 million, of which S$3.4 million was attributable to a special arrangement requested by our Major Supplier, to extend the credit term to a local customer. The condition for such request would allow us to pay our Major Supplier only after we have collected the same from the said customer, which the credit term was mutually agreed to extend to up to two years effective from May 2022. Therefore, save as above balance of approximately SS$3.4 million, approximately S$3.7 million, net, was owed for more than 120 days, representing a decrease of approximately S$0.9 million, as compared to that of approximately S$4.6 million the year ended December 31, 2022. Approximately S$0.1 million was provision made in prior years and was written back as it was not required anymore since amount had been collected.

We determine, on a continuing basis, the probable losses and an allowance for doubtful accounts, based on several factors including internal risk ratings, customer credit quality, payment history, historical bad debt/write-off experience and forecasted economic and market conditions. Accounts receivable are written off after exhaustive collection efforts occur and the receivable is deemed uncollectible. In addition, receivable balances are monitored on an ongoing basis and its exposure to bad debts is not significant.

We did not have any material default in payment of accounts payable during the years ended December 31, 2023 and 2024.

Accounts payable and accrued liabilities

The general credit terms from our major suppliers are payment within 30-180 days. Our accounts payable decreased by approximately S$0.6 million or 4.7% to approximately S$12.1 million (US$8.9 million) as of December 31, 2024 from approximately S$12.7 million as of December 31, 2023. This decrease was mainly due to payment to suppliers. Our accounts payable decreased by approximately S$3.4 million to approximately S$12.7 million as of December 31, 2023 from approximately S$16.1 million as of December 31, 2022. The decrease was mainly due to payment to suppliers and utilization of advance deposits received from suppliers previously. We generally pay our main accounts payable within 180 days of receipt of invoice.

We did not have any material default in payment of accounts payable during the years ended December 31, 2023 and 2024.

Material Cash Requirements

Our cash requirements consist primarily of day-to-day operating expenses, capital expenditures and contractual obligations with respect to facility leases and other operating leases. We lease all our office facilities. We expect to make future payments on existing leases from cash generated from operations. We have limited credit available from our major vendors, which further constrains our cash liquidity.

We had the following contractual obligations and lease commitments as of December 31, 2023:

Contractual Obligations	Total	Less than 1 year	2-5 years	More than 5 years
Operating lease liabilities	15,454	6,246	9,150	58
Bank borrowings	17,306	17,131	175	-
Total obligations	32,760	23,733	9,325	58

We had the following contractual obligations and lease commitments as of December 31, 2024:

Contractual Obligations	Total	Less than 1 Year	2-5 years	More than 5years
Operating lease commitment	14,286	7,421	6,840	25
Bank borrowings	23,333	23,333	-	-
Total obligations	37,619	30,754	6,840	25

We believe that we have sufficient working capital for our requirements for at least the next 12 months from the date of this annual report, absent unforeseen circumstances, taking into account the financial resources presently available to us, including cash and cash equivalents on hand, cash flows from our operations and the estimated net proceeds from the initial public offering.

Bank indebtedness

Bank Borrowings	Terms of repayments	Annual interest rate	As of December 31, 2023	As of December 31, 2024
			S$’000	S$’000	US$’000
Term loan	within 5 years	3.0%	431	175	128
Bills payable	-	-	16,875	23,158	16,951
Total			17,306	23,333	17,079

As of December 31, 2023 and 2024, bank borrowings were obtained from several financial institutions in Singapore, which bear annual interest at a fixed rate of 3.0% and are repayable within 5 years. The bank borrowing is expected to be fully repaid latest by August 2025.

Our bank borrowings currently are guaranteed by personal guarantees from Mr. Jison Lim and corporate guarantee provided by Ten-League Corp, the ultimate holding company. We intend to seek a waiver for future guarantees following the completion of the initial public offering.

Capital commitments

As of December 31, 2023 and 2024, we did not have any capital commitments.

Off-Balance Sheet Transactions

As of December 31, 2023 and 2024, we have not entered into any material off-balance sheet transactions or arrangements.

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

C. Research and Development

Please refer to “Item 4. Information of the Company — B. Business Overview — Research and Development” for details.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2024 that are reasonably likely to have a material and adverse effect on our income, expenses, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions. Please refer to “Item 5. Operating and Financial Review and Prospects—A. Operating Results —Key Factors Affecting Our Results of Operations” for details.

E. Critical Accounting Estimates

Please refer to “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Critical Accounting Policies” for details.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. The business address of each of our directors and executive officers is c/o 7 Tuas Avenue 2, Singapore 639447.

Name	Age	Title
Executive Officers and Directors:
Jison Lim	50	Director, chief executive officer and chairman
LiMing Lin	48	Director and vice president

Key Personnel:
Lim Boon Ping	60	Chief financial officer
Tok Soon Chong	58	Chief technical officer
Zhou Heng	35	General manager

Independent Director:
Jeffery Ong Shen Chieh	48	Independent director
Kong Chee Keong	57	Independent director
Cheam Heng Haw	49	Independent director

Executive Officers and Directors

Jison Lim, or Mr. Lim, aged 50, is our chairman, chief executive officer and a director. Mr. Lim is responsible for managing the business operation and formulating business strategies for our Group. Mr. Lim was appointed as a director of Ten-League Corp on September 26, 1998 and was appointed as our chairman, chief executive officer and a director of the Company on 17 March, 2023. He is currently a director of all the subsidiaries of our Group. He is the spouse of Ms. Lin.

Mr. Lim completed his Bachelor degree in mechanical engineering at the Hua Qiao University in 1997. He further completed his advance diploma in business administration at Society of Business Practitioners and executive program on business management at Tsinghua University in 1998 and 2012 respectively.

Since the establishment of our Group in September 1998, Mr. Lim has accumulated approximately 25 years of experience in providing equipment, value-added engineering solutions as well as maintenance and repair services to port, construction, civil engineering, logistics and underground foundation industries and hence, Mr. Lim has extensive experience in marketing and management, and played a critical role in business management and operations of our Group.

Liming Lin, or Ms. Lin, aged 48, is our Vice President and a director. Ms. Lin joined our Group on May 15, 2023. Before joining our Group, she worked at Ten-League Corp from April 30, 2007. Ms. Lin is responsible for overseeing the general management, financial, operational and administrative aspects of our Group. Ms. Lin was appointed as our Vice President and a director on 3 July, 2023. She is currently a director of all the subsidiaries of our Group. She is the spouse of Mr. Lim.

Ms. Lin obtained a certificate from the general management program from NUS Business School in 2014.

Since joining our Group from April 30, 2007, Ms. Lin has accumulated approximately 17 years of experience in the managing the business.

Family relationship

Mr. Lim, our chairman, chief executive officer and a director, is the husband of Madam Lin, our vice president and a director. Other than as disclosed, there are no family relationships among our directors or executive officers.

Key Personnel

Lim Boon Ping, or Mr. Lim BP, aged 60, joined our Group in December 2020 as the chief financial officer. He is primarily responsible for overseeing the financial functions, tax and corporate secretarial matters of our Group. Mr. Lim BP has over 25 years of experience in accounting and finance. From June 1997 to November 2018, he worked as the chief financial officer of different companies in Singapore in different industries from a manufacturer and distributor of ophthalmic lenses, property developer, manufacturer of plastic components, textile and apparel supply chain, construction to trading and leasing of motor cars. Mr. Lim BP obtained the chartered certified accountant qualification from the Association of Chartered Certified Accountants (ACCA) in June 1987 and from the Institute of Singapore Chartered Accountants (ISCA) in 1993. He is a full member of ACCA and ISCA. Mr. Lim has completed the chartered valuer and appraiser programme in January 2023 and was awarded with the certificate by the Institute of Valuer and Appraisers Singapore (“IVAS”). He is currently an associate member of IVAS. He obtained a professional certification in sustainability assurance from ISCA in April 2025.

Mr. Lim BP is currently a director of Starlight Advisory Pte Ltd, an advisory and book-keeping services firm in Singapore where he is mainly responsible for overseeing all functions of the firm.

Tok Soon Chong, or Mr. Tok, aged 58, joined our Group in December 2018 as a chief technical officer. He is primarily responsible for developing the port business and building up the engineering capabilities for our Group. Mr. Tok is also responsible for contract negotiation, tender preparation, design and execution of mechanical, structural and electrical projects related to port and crane installations. Mr. Tok has over 34 years of experience in engineering. From January 1989 to October 1997, he worked as engineer with both Chartered Industries of Singapore and National University of Singapore primarily responsible for performing structural analysis and designing on defense equipment, vehicles and other structural components using FEM packages (Nastran, Dyna, Nike and Autodyne) and instrumentation in ST Ordnances. From October 1997 to November 2018, he joined Portek Systems & Equipment Pte Ltd as a senior engineer and was later promoted as an assistant technical director in 2002 who was responsible for execution of all projects. Mr. Tok was later promoted as the technical director in 2004 and was further promoted as the managing director from 2005 to 2001 during which he was also the executive director and chief technical officer of Portek International Ltd. The Portek group was later acquired by Mitsui & Co in December 2011 and delisted from Singapore stock exchange subsequently. After the acquisition of the Portek group, he remained as the executive director and chief technical officer of Portek International Pte Ltd and chief executive officer of Portek Systems & Equipment Pte Ltd from 2012 to 2018. Mr. Tok obtained his Bachelor of Engineering degree (mechanical engineering) in 1994 and Master of Science (mechanical engineering) in 1997 from the National University of Singapore. He obtained his qualification as a chartered engineer in 2018 and in the same year he was elected as assessor for Chartered Engineer in Institute of Engineers Singapore for qualifying Chartered Engineer in the file of Ports and Marine Engineering in 2018 until now.

Mr. Tok is currently a director of Aidrivers Limited, a company in the United Kingdom whose principal business is engaged in developing A1-enabled autonomous mobility solutions tailored to meet the needs of industrial operations, particularly in the ports and logistics sectors.

Zhou Heng, or Mr. Zhou, aged 35, joined our Group in September 2015 as the marketing manager and was subsequently promoted as the General Manager in September 2019. He is responsible for the overall management of sales, service and operations team by managing and negotiating sale and purchase contracts with manufacturers and customers. He is also responsible for preparing annual sales forecast, providing market and cost benefit analysis to develop effective sales and marketing plans in order to develop strategies business plans and polices for our Group. Mr. Zhou has more than 12 years of experience in the industry of engineering. From August 2011 to August 2015, he worked as an engineer to develop wheel loader products and its hydraulic system and also the development of hydrostatic technology products. Mr. Zhou obtained his Bachelor Degree in mechanical engineering in July 2011 from Taiyuan University of Science and Technology.

Independent Director

Ong Shen Chieh Jeffrey, or Mr. Ong, aged 48, serves as an independent director, the chairman of the nomination committee and a member of the audit committee and compensation committee. Mr. Ong has over 15 years of experience in corporate finance, private equity and merge and acquisitions. From May 2006 to August 2008, Mr. Ong worked at Provenance Capital Pte. Ltd. at which his last position was senior manager. Form August 2008 to February 2012, Mr. Ong worked at EV Capital Pte. Ltd. at which his last position was senior vice-president. From March 2012 to February 2016, Mr. Ong worked as a senior manager and the head of new business development department at ORIX Leasing Singapore Limited. From December 2020 to March 2025, Mr. Ong was the Executive Director and CEO of V2Y Corporation Limited. He is currently a director of Sakal Capital Pte Ltd, Investing Point VCC, iGet Entertainment International Pte Ltd, Southern IX Media Group Pte Ltd and Southern IX Entertainment Pte Ltd.

Mr. Ong is currently an independent non-executive director of both Attika Group Limited and Sen Yue Holdings Limited, the issued shares of which are listed on the Catalist of Singapore Exchange Securities Trading Limited, or SGX (stock code: 53W and 5BS, respectively). Mr. Ong obtained a degree of Bachelor of Science (Real Estate) from the National University of Singapore in July 2001.

Kong Chee Keong, or Mr. Kong, aged 57, serves as an independent director, the chairman of the audit committee and a member of the compensation committee and nomination committee. Mr. Kong is a Chartered Accountant with more than 29 years of experience of corporate development, private equity investment as well as accounting and corporate governance. In the past decade, he developed and managed several energy projects. This includes identifying and structuring projects to on-board partners such as Engie, LG Energy and Berkeley Energy, negotiate with government agencies for permits and concession rights, with technical consultants and contractors for the plant construction. From 2021 to 2022, he was first acting as an independent non-executive director of Darco Water Technologies Limited in Singapore then later became a director and chief executive office of the Company. During his tenure, he was responsible for all corporate affairs, including but not limited to corporate development, finance and governance. After his departure from Darco Water Technologies Limited, he founded Penvest Co. Pte. Ltd., where he continues to provide corporate advisory and project management services to corporates, mainly in the renewable energy industry. Throughout his career, he held key positions in finance such as chief financial officer and corporate management of several early-stage ventures in the renewable energy and healthcare industry. He provided corporate advisory and project management services to both public and private companies. Started his career with Ernst & Young LLP, then private equity arm of ING Barings before progressing into several corporate roles including chief financial officer and directors of private and public companies. At Present, Mr. Kong is serving as an independent non-executive director and chairman of the audit committee of JEP Holdings Limited and he is also serving as the independent director and is a member of the Audit Committee of Ever Glory United Holdings Limited. Mr. Kong obtained a Master’s degree in Business Administration from the University of Manchester, United Kingdom and a Bachelor’s degree in Accountancy from the National University of Singapore. He is a full member of the Institute of Singapore Chartered Accountants and member of the Singapore Institute of Directors.

During his term with Ernst & Young LLP, Mr. Kong had numerous clients with U.S. GAAP group reporting. He was transferred to the Orange County, California office for around a year to gain further exposure to accounting and auditing practice in the United States, including the engagement of the audit of Apria Healthcare Group, Inc., which was formed with the merger of Abbey Healthcare Group Inc. and Homedco Group Inc. As the investment manager with Baring Communications Equity Asia Pte Ltd, Mr. Kong was involved in the proposed public listing of 3rd Frontier Limited on both Nasdaq and the Singapore Exchange Ltd.

Cheam Heng Haw, or Mr. Cheam, aged 49, serves as an independent director, the chairman of the compensation committee and a member of the audit committee and nomination committee. Mr. Cheam is a qualified solicitor in Singapore and currently an equity partner with Rajah & Tann Singapore, LLP with over 24 years of experience in corporate finance, private equity and merge and acquisitions. He has been involved in various public merger and acquisitions transactions where he has acted for the offeror, offeree or financial adviser. He is also active in cross border merger and acquisitions transactions, most recently, having acted as the lead counsel for various multi-nationals in Singapore-Myanmar transactions and has been involved in many initial public offerings, both local and international, for listing in Hong Kong and Singapore. He is also a specialist in corporate governance matters and is heavily involved in continuing sponsorship activities whereby he is a registered professional of two Singapore Exchange Ltd Catalist Board-listed companies, Medtecs International Corporation Limited and KLW Limited. Mr. Cheam is also currently an independent non-executive director of GDS Global Limited, a Singapore listed company and a director of RTA Collab Capital Pte Ltd. Mr. Cheam obtained his LLB Degree from the King’s College, University of London in 1999. He is a full member of the Singapore Academy of Law and the Law Society of Singapore.

Board of Directors

Our board of directors consists of five directors, four of whom are independent directors within the meaning of Nasdaq Marketplace Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act.

Subject to the Nasdaq rules and disqualification by the chairman of the relevant board meeting, a director may vote, as a director in respect of any contract, proposed contract, arrangement, proposal or transaction in which he has an interest which is not a material interest or falls within the categories as prescribed in our second amended and restated memorandum and articles of association. A director who has a material interest in any contract, proposed contract, arrangement, proposal or transaction (otherwise then by virtue of his interests, direct or indirect, in our shares or debentures or other securities of, or otherwise in or through, our Company) which is to be considered at the meeting of directors shall not be counted in the voting, nor be counted in the quorum present at such meeting. Our board of directors may exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service as a director.

B. Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2023, we paid an aggregate of approximately S$739,180 and S$682,028 in cash to our executive officers and directors, respectively. For the year ended December 31, 2024, we paid an aggregate of approximately S$776,859 (US$568,628) and S$702,700 (US$514,346) in cash to our executive officers and directors, respectively.

C. Board Practices

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our Company, including a duty of loyalty, a duty to act honestly and a duty to act in good faith and with a view to our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. In certain limited exception circumstances, our Company has the right to seek damages against any directors who breaches a duty owed to us.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the registering of transfer of our shares in the register of members.

Terms of Directors and Executive Officers

Employment Agreement with Mr. Lim

We entered into an employment agreement dated May 15, 2023 with Mr. Lim pursuant to which he was employed as the chairman and chief executive officer of the Company. The agreement provides for an annual base salary. Under the terms of the agreement, Mr. Lim’s employment will continue indefinitely, subject to termination for any or no reason at any meeting called expressly for that purpose by a vote of the stockholders holding more than fifty percent (50%) of the shares of the Company’s issued and outstanding shares entitled to vote.

Employment Agreement with Ms. Lin

We entered into an employment agreement dated May 15, 2023 with Ms. Lin pursuant to which she was employed as the vice president of the Company. The agreement provides for an annual base salary. Under the terms of the agreement, Ms. Lin’s employment will continue indefinitely, subject to termination for any or no reason at any meeting called expressly for that purpose by a vote of the stockholders holding more than fifty percent (50%) of the shares of the Company’s issued and outstanding shares entitled to vote.

Directors’ Agreements

Each of our directors has entered into a director’s agreement with the Company of which the employment agreements with Mr. Lim and Ms. Lin were effective from May 15, 2023 and the others are effective upon effectiveness of our registration statement of which this annual report forms a part. The terms and conditions of such directors’ agreements are similar in all material aspects. Each director’s agreement is for an initial term of one year and will continue until the director’s successor is duly elected and qualified. Each director’s agreement provides for a monthly base salary. Each director will be up for re-election each year at the annual shareholders’ meeting and, upon re-election, the terms and provisions of his or her director’s agreement will remain in full force and effect. Any director’s agreement may be terminated for any or no reason by the director or at a meeting called expressly for that purpose by a vote of the shareholders holding more than 50% of the Company’s issued and outstanding ordinary shares entitled to vote.

Board Committees

We have established an audit committee, a compensation committee and a nomination and corporate governance committee under our board of directors. We have adopted a charter for each of the committees prior to the completion of the initial public offering. Each committee’s members and functions are described below.

Audit committee

Mr. Kong, Mr. Ong and Mr. Cheam, all of whom are independent directors, serve on the audit committee, which is chaired by Mr. Kong. Our board of directors has determined that each are “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our Board has designated Mr. Kong as an “audit committee financial expert”, as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

●	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;
●	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;
●	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;
●	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;
●	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;
●	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns; recommending, based upon the audit committee’s review and discussions with management and our independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 20-F;
●	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;
●	preparing the audit committee report required by SEC rules to be included in our annual proxy statement;
●	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and
●	reviewing earnings releases.

Compensation committee

Mr. Cheam, Mr. Ong and Mr. Kong, all of whom are independent directors, serve on the compensation committee, which is chaired by Mr. Cheam. Our Board has determined that each such member satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee’s responsibilities include:

●	evaluating the performance of our chief executive officer in light of our company’s corporate goals and objectives and, based on such evaluation: (i) recommending to the Board the cash compensation of our chief executive officer, and (ii) reviewing and approving grants and awards to our chief executive officer under equity-based plans;
66

●	reviewing and recommending to the board of directors the cash compensation of our other executive officers;
●	reviewing and establishing our overall management compensation, philosophy and policy;
●	overseeing and administering our compensation and similar plans;
●	reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters and evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq rules;
●	retaining and approving the compensation of any compensation advisors;
●	reviewing and approving our policies and procedures for the grant of equity-based awards;
●	reviewing and recommending to the board of directors the compensation of our directors; and
●	preparing the compensation committee report required by SEC rules, if and when required.

Corporate Governance

We have a formal policy regarding board diversity and our nomination committee and Board will consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity (not limited to race, gender or national origin). Our nomination committee’s and Board’s priority in selecting board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experience and expertise relevant to our growth strategy.

Limitation on Liability and Other Indemnification Matters

Cayman Islands law allows us to indemnify our directors, officers and auditors acting in relation to any of our affairs against actions, costs, charges, losses, damages and expenses incurred by reason of any act done or omitted in the execution of their duties as our directors, officers and auditors.

Under our second amended and restated memorandum and articles of association, we may indemnify our directors and officers to, among other persons, our Directors and officers from and against all actions, costs, charges, losses, damages and expenses which they or any of them may incur or sustain by reason of any act done, concurred in or omitted in or about the execution of their duty or supposed duty in their respective offices or trusts, except such (if any) as they shall incur or sustain through their own fraud or dishonesty.

D. Employees

See “Item 4. Information on the Company — B. Business Overview — Employees” for details

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our Company.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of the date of this annual report, by:

●	each of our directors and executive officers;

●	all of our directors and executive officers as a group; and

●	each person known to us to own beneficially more than 5% of our ordinary shares;

Applicable percentage ownership is based on 27,796,502 ordinary shares of our Company issued and outstanding as of the date of this annual report.

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the SEC and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within sixty (60) days through the conversion or exercise of any convertible security, warrant, option or other right. More than one (1) person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within sixty (60) days, by the sum of the number of shares outstanding as of such date, plus the number of shares as to which such person has the right to acquire voting or investment power within sixty (60) days. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner. Except as otherwise indicated below and under applicable community property laws, we believe that the beneficial owners of our shares listed below have sole voting and investment power with respect to the shares shown.

Unless otherwise noted below, the address of each person listed on the table is 7 Tuas Avenue 2, Singapore 639447.

	Shares Beneficially Owned
Name of Beneficial Owners	Number	Percentage (2)

Named directors and Executive Officers*:
Mr. Lim(1)	23,710,415	85.30%

Ms. LiMing Lin	-	-

Independent director:

Mr. Jeffrey Ong Shen Chieh	-	-

Mr. Kong Chee Keong	-	-

Mr. Cheam Heng Haw	-	-

All directors and executive officers as a group	23,710,415	85.30%

5% Shareholders*:	23,710,415	85.30%
Ten-League Corp (1)

Notes:

*: The business address of our directors, executive officers and Ten-League Corp is c/o 7 Tuas Avenue 2, Singapore 639447.

(1) Ten-League Corp owned as to 99.0% by Mr. Lim and 1.0% by Ms. Lin.

(2) Based on 27,796,502 ordinary shares issued and outstanding as of the date of this annual report.

As of the date of this annual report, none of our outstanding ordinary shares were held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not Applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B. Related Party Transactions

Employment Agreements

See “Item 6. Directors, Senior Management and Employees— C. Board Practices — Terms of Directors and Executive Officers” and “Item 6. Directors, Senior Management and Employees—D. Employees—Indemnification Agreements” for a description of the employment agreements and indemnification agreements we have entered into with our senior executive officers.

Other Related Party Transactions

In addition to the employment agreements, indemnification agreements and the securities issuances, we describe below the related party transactions of our Company that occurred during the years ended December 31, 2023 and 2024.

	Year ended December 31,
Nature of transactions	2023	2024
	S$’000	S$’000
Ten-League Corporations Pte. Ltd.(1)
- Management fee charged	2,471	1,358
- Purchase of plant and equipment	884	10
- Purchase of spare parts	708	877
- Purchase of office equipment	-	-
- Purchase of motor vehicles	88	-
-Expenses paid on behalf	-	3
-Services rendered	-	2
- Lease payments in respect of:
Plant and equipment	131	-
Factory premises	480	1,096

Ten-League Green Energy Pte. Ltd.(2)
- Subcontract costs	373	203

These related parties are controlled by the common shareholders of the Company.

(1)	- Ultimate holding company
(2)	- 75% held by Ten-League Corporations Pte Ltd

Apart from the transactions and balances detailed elsewhere in these accompanying consolidated financial statements, the Company has no other significant or material related party transactions during the years presented.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information.

Please refer to Item 18 for a list of our annual consolidated financial statements filed as part of this annual report on Form 20-F.

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions such as those relating to breach of contract and labor and employment claims.

We are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash-flow or results of operations. We may periodically be subject to legal proceedings, investigations and claims relating to our business. We may also initiate legal proceedings to protect our rights and interests.

Dividend Policy

Dividends of approximately S$6,000,000 and S$ nil, respectively, were paid by the companies comprising our Group for the years ended December 31, 2023 and 2024. The dividend has been paid to our shareholders. Such dividend payments should not be considered as a guarantee or indication that those companies will declare and pay dividends in such manner in the future or at all.

When considering the distribution of a dividend in the future, our board of directors shall take into account, among other things, the following factors when deciding whether to propose a dividend and in determining the dividend amount: (a) operating and financial results; (b) cash flow situation; (c) business conditions and strategies; (d) future operations and earnings; (e) taxation considerations; (f) interim dividend paid, if any; (g) capital requirement and expenditure plans; (h) interests of shareholders; (i) statutory and regulatory restrictions; (j) any restrictions on payment of dividends; and (k) any other factors that our board of directors may consider relevant. The payment of dividends, in certain circumstances is also subject to the approval of our Shareholders, the Cayman Islands Companies Act and our second amended and restated articles of association as well as any other applicable laws. Currently, we anticipate to adopt a general annual dividend policy of declaring and paying dividends on an annual basis of not less than 15% of our distributable profits for any particular financial year. The amount of any dividends to be declared and paid in the future will be always subject to the factors mentioned above.

Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit, retained earnings, or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. If our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that board of directors may deem relevant. In addition, we are a holding company and depend on the receipt of dividends and other distributions from our subsidiaries to pay dividends on our ordinary shares.

There are no foreign exchange controls or foreign exchange regulations under current applicable laws of the various places of incorporation of our significant subsidiaries that would affect the payment or remittance of dividends.

B. Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

A. Offering and Listing Details

We have applied for the listing of our ordinary shares on Nasdaq under the symbol “TLIH.”

B. Plan of Distribution

Not applicable.

C. Markets

See Item 9.A. above.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our second amended and restated memorandum and articles of association contained under the heading “Description of Share Capital” in our registration statement on Form F-1 (File No. 333-275240) originally filed with the SEC on October 18, 2024, as amended.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects”, “Item 7. Major Shareholders and Related Party Transactions” or elsewhere in this annual report on Form 20-F.

D. Exchange Controls

No foreign exchange controls exist in the Cayman Islands.

E. Taxation

Cayman Islands Tax Considerations

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our Company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

We have received an undertaking from the Governor in Cabinet of the Cayman Islands to the effect that, for a period of 20 years from the date of the undertaking, no law that thereafter is enacted in the Cayman Islands imposing any tax or duty to be levied on profits, income or on gains or appreciation shall apply to our Company or its operations; and that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (a) on or in respect of the shares, debentures or other obligations of our Company; or (b) by way of the withholding in whole or in part of any relevant payment as defined in the Tax Concessions Act of the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax.

Singapore Tax Considerations

Dividend Distributions

One Tier Corporate Taxation System

Effective from January 1, 2008, Singapore resident companies can issue one-tier tax exempt dividends. This means shareholders will not be taxed on this dividend income. However, dividends received from shares in co-operatives are taxable.

Withholding Taxes

Singapore currently does not impose withholding tax on dividends.

Goods and Services Tax

The Goods and Services Tax, or GST, in Singapore is a broad-based consumption tax that is levied on import of goods into Singapore, as well as nearly all supplies of goods and services in Singapore at the prevailing rate of 8%, and will be increased to 9% with effect from January 1, 2024.

Corporate Tax

A company is regarded as tax resident in Singapore if the control and management of its business is exercised in Singapore.

Corporate taxpayers who are Singapore tax residents are subject to Singapore income tax on income accruing in or derived from Singapore and, subject to certain exceptions, on foreign-sourced income received or deemed to be received in Singapore.

However, foreign-sourced income in the form of dividends, branch profits and service income received or deemed to be received in Singapore by Singapore tax resident companies on or after June 1, 2003 is exempt from tax if certain prescribed conditions are met, including the following:

(a)	such income is subject to tax of a similar character to income tax under the law of the jurisdiction from which such income is received; and

(b)	at the time the income is received in Singapore, the highest rate of tax of a similar character to income tax (by whatever name called) levied under the law of the territory from which the income is received on any gains or profits from any trade or business carried on by any company in that territory at that time is not less than 15%.

Certain concessions and clarifications have also been announced by the Inland Revenue Authority of Singapore with respect to such conditions.

Non-resident corporate taxpayers, with certain exceptions, are subject to Singapore income tax on income accruing in or derived from Singapore, and on foreign-sourced income received or deemed to be received in Singapore.

The corporate tax rate in Singapore is currently 17%. In addition, three-quarters of up to the first S$10,000 of a company’s annual normal chargeable income, and one-half of up to the next S$190,000, is exempt. The remaining chargeable income (after the tax exemption) will be fully taxable at the prevailing corporate tax rate.

New companies will also, subject to certain conditions and exceptions, be eligible for tax exemption on three-quarters of up to the first S$100,000 of a company’s annual normal chargeable income, and one-half of up to the next S$100,000, a year for each of the company’s first three consecutive years of assessment, or YA from YA 2020 onwards. The remaining chargeable income (after the tax exemption) will be taxed at the applicable corporate tax rate.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ordinary shares by U.S. Holders (as defined below) that acquire our ordinary shares and hold our ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing United States federal income tax law which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be relevant to particular investors in light of their specific circumstances, including investors subject to special tax rules (for example, certain financial institutions (including banks), cooperatives, pension plans, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or U.S. Holders that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States tax, state or local tax, or non-income tax (such as the U.S. federal gift or estate tax) considerations, or any consequences under the alternative minimum tax or Medicare tax on net investment income. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner as a U.S. Holder, as described above, and the activities of the partnership. Partnerships holding our ordinary shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our ordinary shares.

Dividends

Subject to the discussion below with respect to PFIC considerations, the entire amount of any cash distribution paid with respect to our ordinary shares (including the amount of any non-U.S. taxes withheld therefrom, if any) generally will constitute dividends to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, and generally will be taxed as ordinary income in the year received by such U.S. Holder. To the extent amounts paid as distributions on the ordinary shares exceed our current or accumulated earnings and profits, such distributions will not be dividends, but instead will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in the ordinary shares with respect to which the distribution is made, and thereafter as capital gain. However, we do not intend to compute (or to provide U.S. Holders with the information necessary to compute) our earnings and profits under United States federal income tax principles. Accordingly, a U.S. Holder will be unable to establish that a distribution is not out of earnings and profits and should expect to treat the full amount of each distribution as a “dividend” for United States federal income tax purposes.

Any dividends that we pay will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s particular facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed (at a rate not exceeding any applicable treaty rate) on dividends received on our ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Dividends paid to a non-corporate U.S. Holder by a “qualified foreign corporation” may be subject to reduced rates of taxation if certain holding period and other requirements are met. A “qualified foreign corporation” may include a foreign corporation (other than a foreign corporation that is a PFIC with respect to the relevant U.S. Holder for the taxable year in which the dividends are paid or for the preceding taxable year) whose ordinary shares are readily tradable on an established securities market in the United States. Our ordinary shares are readily tradable on Nasdaq, an established securities market. U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends in light of their particular circumstances. The dividends will not be eligible for the dividends received deduction available to corporations in respect of dividends received from other U.S. corporations.

Dividends paid in non-U.S. currency will be included in the gross income of a U.S. Holder in a USD amount calculated by reference to a spot market exchange rate in effect on the date that the dividends are received by the U.S. Holder, regardless of whether such foreign currency is in fact converted into USD on such date. Such U.S. Holder will have a tax basis for United States federal income tax purposes in the foreign currency received equal to that USD value. If such dividends are converted into USD on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect thereof. If the foreign currency so received is not converted into USD on the date of receipt, such U.S. Holder will have a basis in the foreign currency equal to its USD value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any foreign currency received by a U.S. Holder that are converted into USD on a date subsequent to receipt.

If we are treated as a PFIC for any taxable year during a U.S. Holder’s holding period, the tax consequences relating to the receipt of dividends would be materially different. See discussion below under “–Passive Foreign Investment Company Considerations.”

Sale or Other Disposition of Ordinary Shares

Subject to the discussion below with respect to PFIC considerations, a U.S. Holder will generally recognize capital gain or loss upon a sale or other disposition of ordinary shares, in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in such ordinary shares, each amount determined in USD. Any capital gain or loss will be long-term capital gain or loss if the ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations, particularly with regard to shareholders who are individuals. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our ordinary shares, including the availability of the foreign tax credit under its particular circumstances.

A U.S. Holder that receives Singapore dollars or another currency other than USD on the disposition of our ordinary shares will realize an amount equal to the USD value of the non-U.S. currency received at the spot rate on the date of sale (or, if the ordinary shares are traded on a recognized exchange and in the case of cash basis and electing accrual basis U.S. Holders, the settlement date). An accrual basis U.S. Holder that does not elect to determine the amount realized using the spot rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the USD value of the amount received based on the spot market exchange rates in effect on the date of sale or other disposition and the settlement date. A U.S. Holder will have a tax basis in the currency received equal to the USD value of the currency received on the settlement date. Any gain or loss on a subsequent disposition or conversion of the currency will be United States source ordinary income or loss.

If we are treated as a PFIC for any taxable year during a U.S. Holder’s holding period, the tax consequences of the sale or other taxable disposition of our ordinary shares would be materially different. See discussions below under “– Passive Foreign Investment Company Considerations.”

Passive Foreign Investment Company Considerations

For United States federal income tax purposes, a non-United States corporation, such as our Company, will be treated as a “passive foreign investment company,” or “PFIC”, if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. In making this determination, the non-U.S. corporation is treated as earning its proportionate share of any income and owning its proportionate share of any assets of any corporation in which it holds a 25% or greater interest. Based upon our current and expected income and assets Based upon our current and expected income and assets, including goodwill and the value of the assets held by our strategic investment business, we do not presently expect to be classified as a PFIC for the current taxable year and or the foreseeable futur

However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our ordinary shares may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ordinary shares (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. It is also possible that the IRS may challenge our classification of certain income or assets for purposes of the analysis set forth in subparagraphs (a) and (b), above or the valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or future taxable years.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ordinary shares. Under the PFIC rules:

●	such excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares;

●	such amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, each a pre-PFIC year, will be taxable as ordinary income;

●	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and

●	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares and we own any equity in a non-United States entity that is also a PFIC, or a lower-tier PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of the entities in which we may own equity.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that certain requirements are met. The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although we intend to apply for the listing of our ordinary shares on the Nasdaq, we cannot guarantee that our listing will be approved. Furthermore, we cannot guarantee that, once listed, our ordinary shares will continue to be listed and regularly traded on such exchange. U.S. Holders are advised to consult their tax advisors as to whether the ordinary shares are considered marketable for these purposes.

If an effective mark-to-market election is made with respect to our ordinary shares, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ordinary shares held at the end of the taxable year over its adjusted tax basis of such ordinary shares and (ii) deduct as an ordinary loss the excess, if any, of its adjusted tax basis of the ordinary shares held at the end of the taxable year over the fair market value of such ordinary shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ordinary shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the ordinary shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

If a U.S. Holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

Because a mark-to-market election generally cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to our ordinary shares may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-United States subsidiaries if any of them is a PFIC.

If a U.S. Holder owns our ordinary shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. Holder is advised to consult its tax advisor regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

Information Reporting and Backup Withholding

Dividend payments and proceeds paid from the sale or other taxable disposition of ordinary shares may be subject to information reporting to the IRS. In addition, a U.S. Holder (other than exempt holders who establish their exempt status if required) may be subject to backup withholding on cash payments received in connection with dividend payments and proceeds from the sale or other taxable disposition of our ordinary shares made within the United States or through certain U.S.-related financial intermediaries.

Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number, makes other required certification and otherwise complies with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, any amount withheld under the backup withholding rules will be creditable or refundable against the U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Foreign Financial Asset Reporting

Certain U.S. Holders are required to report their holdings of certain foreign financial assets, including equity of foreign entities, if the aggregate value of all of these assets exceeds certain threshold amounts. The ordinary shares are expected to constitute foreign financial assets subject to these requirements unless the ordinary shares are held in an account at certain financial institutions. Penalties can apply if U.S. Holders fail to satisfy such reporting requirements. U.S. Holders should consult their tax advisors regarding the application of these reporting requirements.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We previously filed with the SEC our registration statement on Form F-1 as amended.

We have filed this annual report on Form 20-F with the SEC under the Exchange Act. Statements made in this annual report as to the contents of any document referred to are not necessarily complete. With respect to each such document filed as an exhibit to this annual report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

You may read and copy this annual report, including the exhibits incorporated by reference in this annual report, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC’s regional offices in New York, New York and Chicago, Illinois. You also can request copies of this annual report, including the exhibits incorporated by reference in this annual report, upon payment of a duplicating fee, by writing information on the operation of the SEC’s Public Reference Room.

The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Our annual report and some of the other information submitted by us to the SEC may be accessed through this web site.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Our financial statements have been prepared in accordance with U.S. GAAP.

We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.

I. Subsidiaries Information

Not applicable.

J. Annual Report to Security Holders.

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures about Market Risk

Concentration of credit risk

Financial instruments consist of cash equivalents, and accounts receivable. Cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. As of December 31, 2024 and 2023, bank and cash balances of approximately S$0.7 million and S$2.3 million was maintained at financial institutions in Singapore, of which approximately S$1.9 million and S$5.2 million respectively was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

For accounts receivable, the Company determines, on a continuing basis, the allowance for doubtful accounts based on the estimated realizable value. The Company identifies credit risk on a customer-by-customer basis. The information is monitored regularly by management. Concentration of credit risk arises when a group of customers having similar characteristics such that their ability to meet their obligations is expected to be affected similarly by changes in economic conditions.

Customer concentration risk

For the year ended December 31, 2024, there was one single customer who accounted approximately for 18.4% of the Company’s revenues. Such substantial revenue contribution by this customer was primarily attributable to the sales of a total of twenty-three units of equipment with a combined value of approximately S$10.8 million.

For the year ended December 31, 2023, there was one single customer who accounted approximately for 9.5% of the Company’s revenues. Such substantial revenue contribution by this customer was primarily attributable to the sales of a total of seven units of equipment with a combined value of approximately S$6.9 million.

The major customer for December 31, 2023 and 2024 is the same major customer.

Interest rate risk

As the Company has no significant interest-bearing assets, the Company’s income and operating cash flows are substantially independent of changes in market interest rates.

The Company’s interest-rate risk arises from bank borrowings. The Company manages interest rate risk by varying the issuance and maturity dates of variable rate debt, limiting the amount of variable rate debt, and continually monitoring the effects of market changes in interest rates. As of December 31, 2024 and 2023, the borrowings were at fixed interest rates.

Foreign currency risk

The Company cannot guarantee that the current exchange rate will remain steady; therefore, there is a possibility that the Company could post the same amount of profit for two comparable periods and because of the fluctuating exchange rate actually post higher or lower profit depending on exchange rate of S$ converted to US$ on that date. The exchange rate could fluctuate depending on changes in political and economic environments without notice.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. A key risk in managing liquidity is the degree of uncertainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Internal Control over Financial Reporting

We currently lack personnel adequately trained in and have appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address complex U.S. GAAP accounting issues and related disclosures to fulfill U.S. GAAP and SEC financial reporting requirements. As such, we have implemented and plan to implement a number of measures to address this issue including: (i) engaging an external consulting firm to assist us with our financial reporting in US GAAP; (ii) allocating additional resources to improve financial oversight function; (iii) introducing formal business performance review process, and preparing and reviewing the consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements; and (iv) providing our relevant finance staff with appropriate training in connection with the requirements of U.S. GAAP.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Mr. Kong Chee Keong, Mr. Jeffery Ong Shen Chieh and Cheam Heng Haw, and is chaired by Mr. Kong Chee Keong. Our board of directors has determined that Mr. Kong Chee Keong, Mr. Jeffery Ong Shen Chieh and Cheam Heng Haw each and all satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act, and Nasdaq Marketplace Rule 5605(a)(2). Our audit committee consists solely of independent directors that satisfy the Nasdaq and SEC requirements within one year of the completion of the initial public offering. We have determined that Mr. Kong Chee Keong qualifies as an “audit committee financial expert.”

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conducts and ethics, which is applicable to all of our directors, officers, employees and advisors. Our code of ethics and our code of conduct are publicly available on our website, www.ir.ten-league.com.sg . Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein.

ITEM 16C. PRINCIPAL ACCOUNTANT FEE AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal accountant for the periods presented.

	Years ended December 31,
	2023	2024

Accounting fees and expenses(1)	$180	$242

(1) “Audit fees” represents the aggregate fees billed for each of the fiscal years listed for professional services rendered by our principal accounting firm for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

Our audit committee is responsible for the oversight of our independent accountants’ work. The policy of our audit committee is to pre-approve all audit and non-audit services provided by our principal accountant, including audit services, audit-related services, tax services and other services, as described above.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a foreign private issuer with shares to be listed on Nasdaq, we are subject to the Nasdaq listing standards. However, the Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq listing standards, except for general fiduciary duties and duties of care. Cayman Islands law has no corporate governance regime which prescribes specific corporate governance standards. We may follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq that listed companies must have for as long as we qualify as a foreign private issuer including:

●	require non-management directors to meet on a regular basis without management present;

●	hold an annual general meeting of shareholders; and

●	seek shareholder approval for the implementation of certain equity compensation plans and dilutive issuances of ordinary shares, such as transactions, other than a public offering, involving the sale of 20% or more of our ordinary shares for less than the greater of book or market value of the shares.

To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under Nasdaq corporate governance standards applicable to U.S. domestic issuers.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

The Company has adopted an Insider Trading Policy governing the purchase, sale and other dispositions of the Company’s securities by directors, senior management and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and all applicable listing standards. A copy of the policy is filed as Exhibit 16.1 hereto.

ITEM 16K. CYBERSECURITY

We employ various procedures designed to identify, protect, detect and respond to and manage reasonably foreseeable cybersecurity risks and threats. These include, but are not limited to, internal reporting, monitoring and detection tools and anti-virus software. We also periodically assess risks from cybersecurity and technology threats and monitor our information systems for potential vulnerabilities, including those that could arise from internal sources and external sources such as third-party service providers we do business with.

To date, we have not experienced any cybersecurity attacks, any such attack could adversely affect our business. Further, a penetration of our systems or a third-party’s systems or other misappropriation or misuse of personal information could subject us to business, regulatory, litigation and reputation risk, which could have a negative effect on our business, financial condition and results of operations.

Our vice president is the responsible personnel involved in, and ultimately responsible for, cybersecurity oversight. She oversees our cybersecurity risk and receives regular reports from our management team on various potential cybersecurity matters, including areas of emerging risks, incidents and industry trends, and other areas of importance.

We have adopted a cybersecurity policy governing the establishment and application of certain procedures and safeguards to identify potential cybersecurity risks and, in the event of a cybersecurity breach, the protocol for disclosing to the SEC, including possible remedies. We review cybersecurity risk as part of our overall risk-management system. This ensures that cybersecurity risk management remains a meaningful priority in our business strategy and operations. Our risk management strategy for cybersecurity generally includes:

1.	Identification: We aim to proactively identify the manners in which our business could be materially impacted by cybersecurity risks including:

a.	Cybersecurity Incident – an unauthorized occurrence, or a series of related unauthorized occurrences, on or conducted through our information system that jeopardizes the confidentiality, integrity, or availability of our information systems or any information residing therein; and

b.	Cybersecurity Threat – any potential unauthorized occurrence on or conducted through our information systems that may result in adverse affects on the confidentiality, integrity, or availability of our information systems or any information residing therein.

2.	Assessment: We periodically assess our risks relating to cybersecurity threats, including risks relating to our reliance on third parties. In so doing, we consider the likelihood and impact that could result from the manifesting of such risks, together with the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks, together with the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks, including evaluating and if available obtaining cyber liability insurance, and aligning such cyber-risk management policies with the our business needs by integrating cyber-risk analysis into significant business decisions.

3.	Management: If deemed appropriate, we design and implement reasonable safeguards to address any identified gaps in our existing processes and procedures.

4.	Evaluation: If a cybersecurity breach occurs, our associate director of business strategy and innovation technology department will determine whether the cybersecurity incident or cybersecurity threat is “material” (.i.e. is there a substantial likelihood that a reasonable shareholder would consider it important in making an investment decision or if it would have significantly altered the “total mix” of information made available?), assessing among other factors potential or actual financial impacts, reputational damage, and operational disruptions.

5.	Report: Establish and monitor an incident response approach requiring our chief financial officer to report to us, the full board of directors and legal counsel any cybersecurity concerns or events.

6.	Disclosure: To ensure compliance with SEC requirements and maintain overall stakeholder confidence in us, all material and known facts regarding the cybersecurity breach will be recorded, including their nature, scope, and financial implications; and a Form 6-K will be prepared and filed within four (4) business days after the determination that a “material” cybersecurity incident has occurred.

We presently engage third parties to assist with evaluating the effectiveness of our risk-management and cybersecurity practices.

PART III.

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Index to Exhibits

Exhibit Number	Description
1.1	Second Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated by reference to Exhibit 3.2 to our registration statement on Form F-1/A (File No. 333-275240) filed with the SEC on October 18, 2024)

2.1	Registrant’s Specimen Certificate for Class A ordinary shares (incorporated by reference to Exhibit 4.1 to our registration statement on Form F-1/A (File No. 333-275240) filed with the SEC on February 23, 2024)

4.1	Form of Director Offer Letter (incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1/A (File No. 333-275240) filed with the SEC on November 17, 2023)

4.2	Form of Indemnification Agreement between the Registrant and its directors (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1/A (File No. 333-275240) filed with the SEC on December 26, 2023)

4.3	Form of Employment Agreement between the Registrant and an executive officer of the Registrant (incorporated by reference to Exhibit 10.3 to our registration statement on Form F-1/A (File No. 333-275240) filed with the SEC on November 17, 2023)

4.4	Dealer Agreement dated January 1, 2019 between Ten-League Port Engineering Solutions Pte. Ltd. and Sany Marine Heavy Industry Co. Ltd. (incorporated by reference to Exhibit 10.4 to our registration statement on Form F-1/A (File No. 333-275240) filed with the SEC on November 17, 2023)

4.5	Dealer Agreement dated January 1, 2019 between Ten-League Port Engineering Solutions Pte. Ltd. and Sany Marine Heavy Industry Co. Ltd. (incorporated by reference to Exhibit 10.5 to our registration statement on Form F-1 (File No. 333-275240) filed with the SEC on November 1, 2023)

4.6	Service Dealer Agreement with effect from January 1, 2021 between Ten-League Engineering & Technology Pte. Ltd. and Sany International Development Ltd. (incorporated by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-275240) filed with the SEC on November 1, 2023)

4.7	Service Dealer Agreement with effect from January 1, 2021 between Ten-League Engineering & Technology Pte. Ltd. and Sany International Development Ltd. (incorporated by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-275240) filed with the SEC on June 12, 2024)

8.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to our registration statement on Form F-1 (File No. 333-275240) filed with the SEC on November 1, 2023)

11.1	Code of Conduct (incorporated by reference to Exhibit 14.1 to our registration statement on Form F-1 (File No. 333-275240) filed with the SEC on June 12, 2024)

12.1*	Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

16.1*	Insider Trading Policy

97.1*	Compensation Recoupment Policy

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F.

**	Furnished with this annual report on Form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Ten-League International Holdings Limited

/s/ Jison Lim
	Name:	Jison Lim
	Title:	Director, Chairman and Chief Executive Officer

Date: April 30, 2025

INDEX TO TEN-LEAGUE INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

10 Anson Road
#06-15 International Plaza
Singapore 079903
Email:audit@onestop-ca.com Website: www.onestop-ca.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Shareholders and Board of Directors of

TEN-LEAGUE INTERNATIONAL HOLDINGS LIMITED AND ITS SUBSIDIARIES

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ten-League International Holdings Limited and subsidiaries (collectively referred to as the “Company”) as of December 31, 2023 and 2024, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the two years period ended December 31, 2024 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations, changes in shareholders’ equity and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Onestop Assurance PAC

Onestop Assurance PAC (PCAOB: 6732)
We have served as the Company’s auditor since November 2022.
Singapore
April 30, 2025

TEN-LEAGUE INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amount in thousands, except for share and per share data, or otherwise noted)

		As of Dec 31,	As of Dec 31,	As of Dec 31,
	Note	2023	2024	2024
		S$’000	S$’000	US$’000
				(Note 2(d))
ASSETS
Current assets:
Cash and cash equivalents		2,340	686	502
Accounts receivable, net	4	21,744	16,257	11,899
Contract assets		2,784	-	-
Inventories	5	8,413	18,620	13,629
Deposits, prepayments and other receivables	6	1,376	1,808	1,324
Deferred IPO expenses		1,196	1,901	1,391
Total current assets		37,853	39,272	28,745

Non-current assets:
Plant and equipment, net	7	27,810	30,233	22,129
Right-of-use assets	8	8	1,199	878
Other receivables	6	73	343	251
Total non-current assets		27,891	31,775	23,258

TOTAL ASSETS		65,744	71,047	52,003

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	9	12,739	12,136	8,883
Amounts due to related parties	10	14,016	12,930	9,464
Bank borrowings	11	17,131	23,333	17,079
Lease liabilities	12	6,246	7,421	5,432
Income tax payable		309	127	92
Total current liabilities		50,441	55,947	40,950

Long-term liabilities:
Bank borrowings	11	175	-	-
Lease liabilities	12	9,208	6,865	5,025
Deferred tax liabilities	13	1,586	2,017	1,478
Total long-term liabilities		10,969	8,882	6,503

TOTAL LIABILITIES		61,410	64,829	47,453

Commitments and contingencies		-	-	-

Shareholders’ equity
Ordinary share, par value US$0.000025, 20,000,000,000 shares authorized, 27,796,502 ordinary shares issued and outstanding**	14	-*	-*	*
Additional paid-in capital		883	883	646
Retained earnings		3,451	5,335	3,904

Total shareholders’ equity		4,334	6,218	4,550
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		65,744	71,047	52,003

*	– denotes amount less than $’000.
**	- Retrospectively presented for the effect of pro rata share allotment, 1-for-40 forward split and share surrender in preparation of the Company’s initial public offering (Note 1).

See accompanying notes to consolidated financial statements.

TEN-LEAGUE INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amount in thousands, except for share and per share data, or otherwise noted)

		Year ended December 31,
	Note	2023	2024	2024
		S$’000	S$’000	US$’000
				(Note 2(d))
Revenues, net	3,15	72,782	58,496	42,817

Cost of revenue		(57,000)	(47,838)	(35,015)

Gross profit		15,782	10,658	7,802

Operating cost and expenses:
Selling and distribution		(729)	(635)	(466)
General and administrative		(6,856)	(7,226)	(5,289)
Total operating cost and expenses		(7,585)	(7,861)	(5,755)

Profit from operations		8,197	2,797	2,047

Other income (expense):
Gain from disposal of right-of-use assets		55	-	-
Loss from disposal of plant and equipment		-	(126)	(92)
Interest income		34	616	451
Interest expense		(822)	(949)	(695)
Government grant		41	139	102
Write back of allowance for credit loss, net		66	26	19
Write back of allowance for stock obsolescence		168	19	14
Exchange gain		143	9	7
Other income		244	84	61
Total other loss, net		(71)	(182)	(133)

Income before income taxes		8,126	2,615	1,914

Income tax expense	16	(1,046)	(731)	(535)

NET INCOME		7,080	1,884	1,379

COMPREHENSIVE INCOME		7,080	1,884	1,379

Net income per share
Basic and diluted		0.25	0.07	0.05

Weighted average number of ordinary shares outstanding
Basic and diluted**		27,796,502	27,796,502	27,796,502

**	- Retrospectively presented for the effect of pro rata share allotment, 1-for-40 forward split and share surrender in preparation of the Company’s initial public offering (Note 1).

See accompanying notes to consolidated financial statements.

TEN-LEAGUE INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amount in thousands, except for share and per share data, or otherwise noted)

	Ordinary Shares		Additional		Total
	No. of		paid-in	Retained	Shareholders’
	shares**	Amount	capital	earnings	Equity
		S$’000	S$’000	S$’000	S$’000

Balance as of January 1, 2023	27,796,502	*	883	2,371	3,254
Dividends declared to the former shareholders				(6,000)	(6,000)
Net income for the year	-	-	-	7,080	7,080
Balance as of December 31, 2023	27,796,502	*	883	3,451	4,334

Balance as of January 1, 2024	27,796,502	*	883	3,451	4,334
Net income for the year	-	-	-	1,884	1,884
Balance as of December 31, 2024	27,796,502	*	883	5,335	6,218

*	– denotes amount less than $’000.
**	- Retrospectively presented for the effect of pro rata share allotment, 1-for-40 forward split and share surrender in preparation of the Company’s initial public offering (Note 1).

See accompanying notes to consolidated financial statements.

TEN-LEAGUE INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands, except for share and per share data, or otherwise noted)

	Year ended December 31,
	2023	2024	2024
	S$’000	S$’000	US$’000
			(Note 2(d))
Cash flows from operating activities:
Net income	7,080	1,884	1,379
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of plant and equipment	3,729	4,236	3,101
Depreciation of right-of-use assets	396	891	652
(Gain)/Loss on disposal of plant and equipment	(761)	126	92
Gain on de-recognition of right-of-use assets	(51)	-	-

Change in working capital:
Accounts receivable	(9,395)	5,440	3,982
Contract assets	(2,784)	2,784	2,038
Inventories	867	(8,910)	(6,521)
Related parties	(2,024)	(1,087)	(795)
Accounts payable and accrued liabilities	(3,383)	(605)	(443)
Income tax payable	(219)	(181)	(132)
Deferred tax liabilities	725	431	315
Net cash (used in)/provided by operating activities	(5,820)	5,009	3,668

Cash flows from investing activities:
Proceeds from disposal of plant and equipment	8,896	3,405	2,492
Repayment from finance lease receivables	349	675	494
Purchase of plant and equipment	(12,382)	(12,817)	(9,381)
Net cash used in investing activities	(3,137)	(8,737)	(6,395)

Cash flows from financing activities:
Proceeds from bank borrowings	14,668	14,654	10,726
Deferred IPO expenses	(1,196)	(705)	(516)
Repayment of bank borrowings	(266)	(266)	(195)
Principal repayment of lease liabilities	(7,482)	(10,741)	(7,862)
Payment of deferred financing costs	(405)	(868)	(635)
Net cash provided by financing activities	5,319	2,074	1,518

Effect on exchange rate change on cash and cash equivalents	-	-	(63)

Net change in cash and cash equivalent	(3,638)	(1,654)	(1,272)

BEGINNING OF PERIOD	5,978	2,340	1,774

END OF PERIOD	2,340	686	502

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	540	481	352
Cash paid for interest	822	949	695
Cash received from finance lease receivable interest	(34)	(621)	(455)
Operating lease asset obtained in exchange for operating lease obligations	-	2,082	1,524

See accompanying notes to consolidated financial statements.

TEN-LEAGUE INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

NOTE－1 BUSINESS OVERVIEW AND BASIS OF PRESENTATION

Ten-League International Holdings Limited is incorporated in the Cayman Islands on March 17, 2023 as an investment holding company. Ten-League International Holdings Limited conducts its primary operations, through its subsidiaries that are incorporated and domiciled in Singapore namely: 1) Ten-League Engineering & Technology Pte. Ltd. and 2) Ten-League Port Engineering Solutions Pte. Ltd. (collectively referred to as the “Company”). The subsidiaries are fully integrated and comprehensive provider of turnkey project solutions including equipment, value-added engineering solutions as well as maintenance and repair services to the port, construction, civil engineering and underground foundation industries. The Company has more than 24 years of experience as an engineering solutions provider in the port, construction, civil engineering and underground foundation industries and possess a strong and proven track record. We provide “one-stop solution” including heavy equipment sales and rental, customized value-added engineering solutions and equipment maintenance and repair services.

Reorganization

Ten-League International Holdings Limited

Ten-League International Holdings Limited was incorporated in the Cayman Islands on March 17, 2023 under the Companies Act as an exempted company with limited liability. The authorized share capital was US$500,000 divided into 500,000,000 Ordinary shares, par value US$0.001 each at the time of incorporation and the initial 1 share was transferred to Ten-League Corporations Pte. Ltd. on the date of incorporation for cash at par. On July 6, 2023, Ten-League Corporations Pte. Ltd., LJSC Holdings Limited, Undersea Capital Holdings Limited, and Jules Verne Investments Limited subscribed for 850, 49, 49 and 49 shares for cash at par resulting in Ten-League Corporations Pte. Ltd., LJSC Holdings Limited, Undersea Capital Holdings Limited, and Jules Verne Investments Limited holding approximately 85.27%, 4.90%, 4.90% and 4.90%, respectively, of the entire issued share capital of Ten-League International Holdings Limited. On February 16, 2024, 999,000 shares were allotted and raised pro rata to existing shareholders of the Company on that date at par. After the completion of the Forward Split on the basis of 40 ordinary shares for every one share of our Company, our authorized share capital has been changed to US$500,000 divided into 20,000,000,000 ordinary shares, par value of US$0.000025 each. Following the completion of the Forward Split on February 16, 2024, the Share Surrenders and prior to the offerings, our total issued shares are held as to 23,710,415 shares by Ten-League Corporations Pte. Ltd, 1,362,029 shares by Jules Verne Investments Limited, 1,362,029 shares by LJSC Holdings Limited and 1,362,029 shares by Undersea Capital Holdings Limited.

Ten-League Venture Capital Limited

On June 9, 2023, Ten-League Venture Capital Limited was incorporated in the British Virgin Islands with limited liability. Ten-League Venture Capital Limited is authorized to issue a maximum of 50,000 shares of a single class each with a par value of US$1.00 each and the initial 1 share was transferred to Ten-League International Holdings Limited on the date of incorporation for cash at par.

Ten-League Corporations Pte. Ltd.

Ten-League Corporations Pte. Ltd. and Ten-League International Holdings Limited will enter into share swap agreements prior to the offering, pursuant to which Ten-League Corporations Pte. Ltd. will transfer its entire 100% shareholding interest in Ten-League Engineering & Technology Pte. Ltd. and Ten-League Port Engineering Solutions Pte. Ltd. to the nominee of Ten-League International Holdings Limited, Ten-League Venture Capital Limited, for the consideration of Ten-League International Holdings Limited allotting and issuing 2 shares to Ten-League Corporations Pte. Ltd., credited as fully paid, and Ten-League Venture Capital Limited allotting and issuing 2 shares to Ten-League International Holdings Limited, credited as fully paid.

Upon completion of our reorganization whereby the entire share capital of Ten-League Engineering & Technology Pte. Ltd. and Ten-League Port Engineering Solutions Pte. Ltd. will be transferred, the Group will comprise Ten-League Venture Capital Limited, Ten-League Engineering & Technology Pte. Ltd. and Ten-League Port Engineering Solutions Pte. Ltd. as our direct and indirect wholly-owned subsidiaries, respectively.

The Company will complete a reorganization whereby Ten-League Engineering & Technology Pte. Ltd. and Ten-League Port Engineering Solutions Pte. Ltd. will be under the common control of Ten-League Venture Capital Limited (a wholly-owned subsidiary of the Company) which collectively will own all the equity interests of Ten-League Engineering & Technology Pte. Ltd. and Ten-League Port Engineering Solutions Pte. Ltd. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of the Company.

Description of subsidiaries incorporated and controlled by the Company

Name	Background	Effective ownership

Ten-League Venture Capital Limited	Investment holding	100%

Ten-League Engineering & Technology Pte. Ltd.	Principally engaged in the sales, rental, maintenance and repair and value-added engineering solutions of heavy construction equipment	100%

Ten-League Port Engineering Solutions Pte. Ltd.	Principally engaged in the sales, rental, maintenance and repair and value-added engineering solutions of heavy port equipment	100%

The accompanying consolidated financial statements are presented assuming that the Company was in existence at the beginning of the first period presented.

NOTE－2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These accompanying consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying consolidated financial statements and notes.

(a) Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the regulations of the U.S. Securities and Exchange Commission (“SEC”).

(b) Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the years presented. Significant accounting estimates in the period include the allowance for doubtful accounts on accounts and other receivables, impairment loss on inventories, assumptions used in assessing right-of-use assets and impairment of long-lived assets, and deferred tax valuation allowance.

Actual results could differ from these estimates.

(c) Basis of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions within the Company have been eliminated upon consolidation.

On consolidation the entities should be combined for all periods that the relationship of common control started and the transaction would be treated as a capital transaction with any gain or loss on acquisition adjusted through equity. The consolidated entity would not recognize any goodwill and/or gain/losses from the acquisition and results of operations would be presented for all periods under common control.

The consolidated financial statements of the Company were prepared by applying the pooling of interest method. Accordingly, the results of the Company include the results of the subsidiaries for year ended December 31, 2023 and 2024. Such manner of presentation reflects the economic substance of the companies, which were under common control throughout the relevant period, as a single economic enterprise, although the legal parent-subsidiary relationships were not established.

(d) Foreign Currency Translation and Transaction

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the statement of operations.

The accompanying consolidated financial statements are presented in the Singapore Dollar (“S$”), which is the reporting currency of the Company. In addition, the Company and subsidiaries are operating in Singapore, maintain their books and record in their local currency, Singapore Dollars, which is a functional currency as being the primary currency of the economic environment in which their operations are conducted.

Translation gains and losses that arise from exchange rate fluctuations from transactions denominated in a currency other than the functional currency are translated, as the case may be, at the rate on the date of the transaction and included in the results of operations as incurred.

Translations of the consolidated balance sheets, consolidated statements of operations and comprehensive income and consolidated statements of cash flows from S$ into US$ as of and for the year ended December 31, 2024 are solely for the convenience of the reader and were calculated at the rate of US$0.7320 = S$1, as set forth in the statistical release of the Federal Reserve System on December 31, 2024. No representation is made that the S$ amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2024, or at any other rate.

(e) Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash in readily available checking and saving accounts. Cash equivalents consist of highly liquid investments that are readily convertible to cash and that mature within three months or less from the date of purchase. The carrying amounts approximate fair value due to the short maturities of these instruments. The Company maintains most of its bank accounts in Singapore.

(f) Accounts Receivable, net

Accounts receivable include trade accounts due from customers in the sale of products.

Accounts receivable are recorded at the invoiced amount and do not bear interest, which are due within contractual payment terms. The normal settlement terms of accounts receivable within 30 days. The Company seeks to maintain strict control over its outstanding receivables to minimize credit risk. Overdue balances are reviewed regularly by senior management. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary.

The Company does not hold any collateral or other credit enhancements overs its accounts receivable balances.

(g) Inventories

Inventories are valued at the lower of cost or net realizable value. Cost is determined by the average cost method. The Company records adjustments to its inventory for estimated obsolescence or diminution in net realizable value equal to the difference between the cost of the inventory and the estimated net realizable value. At the point of loss recognition, a new cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

(h) Plant and equipment, net

Plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values:

Expected useful life
Office equipment	5 years
Leasehold factory premises	Over the remaining lease term
Machinery and equipment	5-10 years
Motor vehicles	5-10 years

Expenditure for repairs and maintenance is expensed as incurred. When assets have retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

(i) Impairment of Long-Lived Assets

In accordance with the provisions of ASC Topic 360, Impairment or Disposal of Long-Lived Assets, all long-lived assets such as plant and equipment owned and held by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets.

(j) Revenue Recognition

The Company receives certain portion of its non-interest income from contracts with customers, which are accounted for in accordance with Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”).

ASC 606-10 provided the following overview of how revenue is recognized from the Company’s contracts with customers: The Company recognizes revenue on a gross basis to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

Step 1:	Identify the contract(s) with a customer.
Step 2:	Identify the performance obligations in the contract.
Step 3:	Determine the transaction price – The transaction price is the amount of consideration in a contract to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer.
Step 4:	Allocate the transaction price to the performance obligations in the contract – Any entity typically allocates the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract.
Step 5:	Recognize revenue when (or as) the entity satisfies a performance obligation – An entity recognizes revenue when (or as) it satisfies a performance obligation by transferring a promised good or service to a customer (which is when the customer obtains control of that good or service). The amount of revenue recognized is the amount allocated to the satisfied performance obligation. A performance obligation may be satisfied at a point in time (typically for promises to transfer goods to a customer) or over time (typically for promises to transfer service to a customer).

The Company currently generates its revenue from the following main sources:

Revenue from goods sold and services provided

Majority of the Company’s income is derived from contracts with customers in the sale of products, and as such, the revenue recognized depicts the transfer of promised goods to its customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods. The Company considers the terms of the contract and all relevant facts and circumstances when applying this guidance. The Company’s revenue recognition policies are in compliance with ASC 606, as follows:

Product sales consist of a single performance obligation that the Company satisfies at a point in time. The Company recognizes product revenue when the following events have occurred: (a) the Company has transferred physical possession of the products, depending upon the method of distribution and shipping terms set forth in the customer contract, (b) the Company has a present right to payment, (c) the customer has legal title to the products, and (d) the customer bears significant risks and rewards of ownership of the products. Based on the Company’s historical practices and shipping terms specified in the sales agreements and invoices, these criteria are generally met when the products are:

-	invoiced; and
-	Shipped from the company’s facilities or warehouse (“ex - works”, which is the Company’s standard shipping terms)

The Company records its revenues on product sales, net of Good & Service Taxes (“GST”) when the title and risk of loss of products are fully transferred to the customers. The Company is subject to GST which is levied on the majority of the products at the rate of 9% on the invoiced value of sales in Singapore.

Amounts received as prepayment on future products are recorded as customer deposit and recognized as income when the product is shipped.

Revenue from equipment rental

Rental income is recognised on a time-proportion basis over time taking into account the effective yield on the assets on a straight-line basis over the lease term.

(k) Sales and Marketing

Sales and marketing expenses include payroll, employee benefits and other headcount-related expenses associated with sales and marketing personnel, and the costs of advertising, promotions, seminars, and other programs.

(l) Government Grant

A government grant or subsidy is not recognized until there is reasonable assurance that: (a) the enterprise will comply with the conditions attached to the grant; and (b) the grant will be received. When the Company receives government grant or subsidies but the conditions attached to the grants have not been fulfilled, such government subsidies are deferred and recorded under other payables and accrued expenses, and other long-term liability. The classification of short-term or long-term liabilities is dependent on the management’s expectation of when the conditions attached to the grant can be fulfilled. For the year ended December 31, 2024, and 2023, the Company received government subsidies of approximately S$139,000 and S$41,000 respectively, which are recognized as government grant in the consolidated statements of operations.

The Company does not recognize any sales where the Company is acting as an agent.

(m) Income Taxes

Income taxes are determined in accordance with the provisions of ASC Topic 740, Income Taxes (“ASC 740”).

Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

For the year ended December 31, 2024 and 2023, the Company did not have any interest and penalties associated with tax positions. As of December 31, 2024 and 2023, the Company did not have any significant unrecognized uncertain tax positions.

The Company is subject to tax in local and foreign jurisdiction. As a result of its business activities, the Company files tax returns that are subject to examination by the relevant tax authorities.

(n) Leases

Effective from January 1, 2020, the Company adopted the guidance of ASC 842, Leases, which requires an entity to recognize a right-of-use asset and a lease liability for virtually all leases. On February 25, 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing transactions. ASC 842 requires that lessees recognize right-of-use assets and lease liabilities calculated based on the present value of lease payments for all lease agreements with terms that are greater than twelve months. It requires for leases longer than one year, a lessee to recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. ASC 842 distinguishes leases as either a finance lease or an operating lease that affects how the leases are measured and presented in the statement of operations and statement of cash flows. ASC 842 supersedes nearly all existing lease accounting guidance under GAAP issued by the Financial Accounting Standards Board (“FASB”) including ASC Topic 840, Leases.

The accounting update also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of earnings, while for operating leases, such amounts should be recognized as a combined expense. In addition, this accounting update requires expanded disclosures about the nature and terms of lease agreements.

(o) Retirement Plan Costs

Contributions to retirement plans (which are defined contribution plans) are charged to general and administrative expenses in the accompanying statements of operation as the related employee service are provided. The Company is required to make contribution to their employees under a government-mandated multi-employer defined contribution pension scheme for its eligible full-times employees in Singapore. The Company is required to contribute a specified percentage of the participants’ relevant income based on their ages and wages level. During the year ended December 31, 2023 and 2024, contributions of approximately S$0.1 and S$0.2 million for each respective period were made accordingly.

(p) Segment Reporting

ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major clients in financial statements for detailing the Company’s business segments. Based on the criteria established by ASC 280, the Company’s chief operating decision maker (“CODM”) has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Company. As a whole and hence, the Company has only three reportable segments. The Company does not distinguish between markets or segments for the purpose of internal reporting. As the Company’s long-lived assets are substantially located in Singapore, no geographical segments are presented.

(q) Related Parties

The Company follows the ASC 850-10, Related Party for the identification of related parties and disclosure of related party transactions.

Pursuant to section 850-10-20 the related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of section 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and Income-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

(r) Commitments and Contingencies

In the normal course of business, the Company is subject to commitments and contingencies, including operating lease commitments, legal proceedings and claims arising out of its business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss will occur, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments on liability for contingencies, including historical and the specific facts and circumstances of each matter.

(s) Concentration of Credit Risk

Financial instruments consist of cash equivalents, and accounts receivable. Cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. As of December 31, 2024 and 2023, bank and cash balances of approximately S$0.7 million and S$2.3 million was maintained at financial institutions in Singapore, of which approximately S$0.2 million and S$1.9 million respectively was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

For accounts receivable, the Company determines, on a continuing basis, the allowance for credit loss based on the estimated realizable value. The Company identifies credit risk on a customer-by-customer basis. The information is monitored regularly by management. Concentration of credit risk arises when a group of customers having similar characteristics such that their ability to meet their obligations is expected to be affected similarly by changes in economic conditions.

(t) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. A key risk in managing liquidity is the degree of uncertainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

(u) Fair Value Measurement

The Company follows the guidance of the ASC Topic 820-10, Fair Value Measurement and Disclosure (“ASC 820-10”), with respect to financial assets and liabilities that are measured at fair value. ASC 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

●	Level 1 : Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;

●	Level 2 : Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. Black-Scholes Option-Pricing model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs; and
●	Level 3 : Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

The carrying value of the Company’s financial instruments: cash and cash equivalents, restricted cash, accounts receivable, loans receivable, deposits and other receivables, amount due to a related parties, accounts payable and accrued liabilities, amount due to a related parties, other payables and accrued liabilities, bank borrowings and lease liabilities approximate at their fair values because of the short-term nature of these financial instruments.

Fair value estimates are made at a specific point in time based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(v) Recently Issued Accounting Pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The guidance supersedes existing guidance on accounting for leases with the main difference being that operating leases are to be recorded in the statement of financial position as right-of-use assets and lease liabilities, initially measured at the present value of the lease payments. For operating leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities. In July 2018, ASU 2016-02 was updated with ASU 2018-11, Targeted Improvements to ASC Topic 842, which provides entities with relief from the costs of implementing certain aspects of the new leasing standard. Specifically, under the amendments in ASU 2018-11, (1) entities may elect not to recast the comparative periods presented when transitioning to ASC 842 and (2) lessors may elect not to separate lease and non-lease components when certain conditions are met. In November 2019, ASU 2019-10, Codification Improvements to ASC 842 modified the effective dates of all other entities. In June 2020, ASU 2020-05 defer the effective date for one year for entities in the “all other” category. For all other entities, the amendments in ASU 2020-05 are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. Early application of the guidance continues to be permitted.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses”, which will require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Subsequently, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, to clarify that receivables arising from operating leases are within the scope of lease accounting standards. Further, the FASB issued ASU No. 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and ASU 2020-02 to provide additional guidance on the credit losses standard.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which focuses on improving reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. A public entity shall disclose for each reportable segment the significant expense categories and amounts that are regularly provided to the CODM and included in reported segment profit or loss. ASU 2023-07 also requires entities to provide in interim periods all disclosure about a reportable segment’s profit or loss and assets that are currently required annually. Entities are permitted to disclose more than one measure of a segment’s profit or loss if such measures are used by the CODM to allocate resources and assess performance, as long as at least one of those measures is determined in a way that is most consistent with the measurement principles used to measure the corresponding amounts in the consolidated financial statements. ASU 2023-07 is applied retrospectively to all periods presented in financial statements, unless it is impracticable. The Company is currently in the process of evaluating the disclosure impact of the new guidance on the consolidated financial statements.

In December 2023, the FASB issued ASU 2024-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. Under this ASU, public entities must annually (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than five percent of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate). This ASU’s amendments are effective for all entities that are subject to Topic 740, Income Taxes, for annual periods beginning after December 15, 2024, with early adoption permitted. We are currently evaluating the impact of this pronouncement on our disclosures.

Other accounting standards that have been issued by the FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

NOTE － 3 DISAGGREGATION OF REVENUE

The following tables present the Company’s revenue disaggregated by business segment and geography, based on management’s assessment of available data:

	Year ended December 31,
	2023	2024
	S$’000	S$’000
Revenue recognition at a single point in time:
Sales of heavy equipment and parts	56,449	45,763
Engineering consultancy service income	7,032	2,190
	63,481	47,953
Revenue recognition over time:
Rental income	9,301	10,543

	72,782	58,496

In accordance with ASC 280, Segment Reporting (“ASC 280”), we have only one reportable geographic segment. Sales are based on the countries in which the customer is located. Summarized financial information concerning our geographic segments is shown in the following tables:

	Year ended December 31,
	2023	2024
	S$’000	S$’000

Singapore	69,735	54,836

Other countries	3,047	3,660

	72,782	58,496

NOTE－4 ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of Dec 31, 2023	As of Dec 31, 2024
	S$’000	S$’000

Accounts receivable	25,386	19,310
Less: Allowance for credit loss	(3,642)	(3,053)

Accounts receivable, net	21,744	16,257

For the year ended December 31, 2023 and 2024, the Company has made the allowance for credit loss and charged to the consolidated statements of operations. The Company has written-off approximately S$0.6 million each against allowance for credit loss provided in previous years for the year ended December 31, 2023 and 2024.

The Company generally conducts its business with creditworthy third parties. The Company determines, on a continuing basis, the probable losses and an allowance for credit loss, based on several factors including internal risk ratings, customer credit quality, payment history, historical bad debt/write-off experience and forecasted economic and market conditions. Accounts receivable are written off after exhaustive collection efforts occur and the receivable is deemed uncollectible. In addition, receivable balances are monitored on an ongoing basis and its exposure to bad debts is not significant.

Analysis of allowance for credit loss

	As of Dec 31, 2023	As of Dec 31, 2024
	S$’000	S$’000

Balance at beginning of period	4,240	3,642
Provision during the period	41	19
Written off during the period	(532)	(582)
Reversal during the period	(107)	(26)
Balance at the end of the period	3,642	3,053

NOTE－ 5 INVENTORIES

The Company’s inventories were as follows: -

	As of Dec 31, 2023	As of Dec 31, 2024
	S$’000	S$’000

Finished goods	8,413	18,620

During 2024, S$ Nil (2023: S$0.3 million) is recognized as an expense for inventories carried at net realizable value.

NOTE – 6 DEPOSITS, PREPAYMENTS AND OTHER RECEIVABLES

	As of Dec 31, 2023	As of Dec 31, 2024
	S$’000	S$’000

Deposits	162	155
Prepayments	11	89
Advance to suppliers	903	871
Lease receivables – Current	184	568
Others	116	125
	1,376	1,808

Lease receivables – Non-current	73	343

NOTE－7 PLANT AND EQUIPMENT, NET

Plant and equipment consisted of the following:

	As of Dec 31, 2023	As of Dec 31, 2024
	S$’000	S$’000
At cost:
Office equipment	25	43
Machinery and equipment	33,132	37,185
Motor vehicles	892	891
	34,049	38,119
Less: Accumulated depreciation	(6,239)	(7,886)
Plant and equipment, net	27,810	30,233

Depreciation expense for the year ended December 31, 2024 and 2023 were S$4.2 million and S$3.7 million, respectively.

NOTE－ 8 RIGHT-OF-USE ASSETS

The Company adopted ASU No. 2016-02 Leases, on January 1, 2019, the beginning of the fiscal 2019, using the modified retrospective approach. The Company determines whether an arrangement is a lease at inception. This determination generally depends on whether the arrangement conveys the right to control the use of an identified fixed asset explicitly or implicitly for a period of time in exchange for consideration. Control of an underlying asset is conveyed if we obtain the rights to direct the use of and to obtain substantially all of the economic benefit from the use of the underlying asset. Some of our leases include both lease and non-lease components which are accounted for as a single lease component as the Company has elected the practical expedient. Some of the operating lease agreements include variable lease costs, primarily taxes, insurance, common area maintenance or increases in rental costs related to inflation. Substantially all of our equipment leases and some of our real estate leases have terms of less than one year and, as such, are accounted for as short-term leases as we have elected the practical expedient.

Operating leases are included in the right-of-use lease assets, current lease liabilities and long-term lease liabilities on the Consolidated Balance Sheet. Right-of-use assets and lease liabilities are recognized at each lease’s commencement date based on the present values of its lease payments over its respective lease term. When a borrowing rate is not explicitly available for a lease, the incremental borrowing rate is used based on information available at the lease’s commencement date to determine the present value of its lease payments. Operating lease payments are recognized on a straight-line basis over the lease term.

The Company adopts 4.89%-6.88% as weighted average incremental borrowing rate to determine the present value of the lease payments. The weighted average remaining life of the lease for office equipment and leasehold building was 3 years and for machinery and equipment was 5.5 years.

The carrying amount of right-of-use assets by class of underlying asset are as follows:

	As of Dec 31, 2023	As of Dec 31, 2024
	S$’000	S$’000

At cost:
Leasehold buildings	1,378	2,072
Office equipment	10	20
	1,388	2,092
Less: Accumulated depreciation	(1,380)	(893)

Right-of-use assets, net	8	1,199

Right-of-use assets under operating leasing arrangements classified under leasehold buildings as of December 31, 2024 and 2023 amounted to S$2.1 million and S$1.4 million respectively.

The table below presents the lease-related assets and liabilities recorded on the balance sheet.

	As of Dec 31, 2023	As of Dec 31, 2024
	S$’000	S$’000

Assets
Operating lease, right-of-use asset, net	8	1,199

Total right-of-use asset	8	1,199

Liabilities
Current:
Operating lease liabilities	2	1,209
	2	1,209

Non-current:
Operating lease liabilities	5	12
	5	12

Total operating lease liabilities	7	1,221

The Company excludes short-term leases (those with lease terms of less than one year at inception) from the measurement of lease liabilities or right-of-use assets. The following tables summarize the lease expense for the years.

	As of Dec 31, 2023	As of Dec 31, 2024
	S$’000	S$’000

Operating lease cost:
Operating lease expense (per ASC 842)	422	951

Short-term lease expense (other than ASC 842)	120	171

Total lease expense	542	1,122

Components of Lease Expense

We recognize lease expense on a straight-line basis over the term of the operating leases, as reported within “general and administrative” expense on the accompanying consolidated statement of operations.

Future Contractual Lease Payments as of December 31, 2024

The below table summarizes our (i) minimum lease payments over the next five years, (ii) lease arrangement implied interest, and (iii) present value of future lease payments for the next three years ending December 31:

Year ending December 31,	Operating and finance lease amount
S$’000
Right of Use Assets
2025	1,238
2026 – 2029	13
2030 onwards	-
Less: interest
2025	(29)
2026 onwards	(1)
Present value of lease liabilities – Right of Use Assets	1,221

Representing:
Current liabilities – Right of Use Assets	1,209
Non-current liabilities – Right of Use Assets	12
1,221

Hire Purchase
2025	6,736
2026 – 2029	7,160
2030 onwards	26
Less: interest
2025	(524)
2026 onwards	(333)

Present value of lease liabilities – Hire Purchase	13,065

Representing:
Current liabilities – Hire Purchase	6,212
Non-current liabilities – Hire Purchase	6,853
13,065

Representing:
Current liabilities	6,212
Non-current liabilities	6,853

13,065

	Year ended December 31
	2023	2024
	S$’000	S$’000
Supplemental Cash Flows information
Cash paid for amounts included in the measurement of lease liability:
Operating cash flows from operating lease	7,764	8,638
Operating lease asset obtained in exchange for operating lease obligations
Operating lease	9,439	8,360
Remaining lease term
Operating lease	3.5 years	2.5 years
Discount rate
Operating lease	5.76%	5.15%

NOTE－ 9 ACCOUNT PAYABLE AND ACCRUED LIABILITIES

	As of Dec 31, 2023	As of Dec 31, 2024
	S$’000	S$’000

Trade creditors	10,412	8,736
Accrued expenses	321	311
Deposit received	1,302	2,293
Goods and services tax payable	532	161
Deferred income	60	533
Others	112	102
	12,739	12,136

NOTE－ 10 AMOUNTS DUE TO RELATED PARTIES

Amounts due to related parties consisted of the following:

	As of Dec 31, 2023	As of Dec 31, 2024
	S$’000	S$’000
Due to related parties*
- Ten-League Corporations Pte Ltd(1)	14,016	12,353
- Ten-League Green Energy Pte Ltd(2)	-	577
	14,016	12,930

(1)	Ultimate holding company
(2)	100% owned by Tel-League Corporations Pte Ltd
*	The amounts are unsecured, interest-free and repayable on demand.

NOTE－ 11 BANK BORROWINGS

Bank borrowings consisted of the following:

	Term of	Annual	As of	As of
	repayments	interest rate	Dec 31, 2023	Dec 31, 2024
			S$’000	S$’000

Term loans	Within 5 years	3.0%	431	175
Bills payable (Note a)			16,875	23,158
			17,306	23,333
Total:
Representing:-
Within 12 months			17,131	23,333
Over 1 year			175	-

			17,306	23,333

Note a: These bills payable are short term credit facilities granted by local banks to us in the amount of up to in aggregate of S$23.5 million and is up to 180 days for financing the purchase of equipment and machinery.

As of December 31, 2024 and 2023, term loan was obtained from a financial institution in Singapore, which bear annual interest at a fixed rate at 3.0% and are repayable within 5 years.

The Company’s bank borrowing is guaranteed under a personal guarantee from Mr Jison Lim and under a corporate guarantee from Ten-League Corporations Pte Ltd.

NOTE 12 – LEASE LIABILITIES

The Company has lease contracts for machinery and equipment and factory premises. The lease agreements do not impose any covenants, but lease assets may not be used as security for borrowing purposes. The movement in the carrying amount of lease liabilities are as follows:

	As of Dec 31, 2023	As of Dec 31, 2024
	S$’000	S$’000

Opening	14,525	15,454
Addition during the year	9,439	10,442
De-recognised during the year	(1,512)	(3,799)
Accretion of interest	766	827
Lease payments	(7,764)	(8,638)
Closing	15,454	14,286

Lease liabilities are presented in the statement of financial position as follows:

	As of Dec 31, 2023	As of Dec 31, 2024
	S$’000	S$’000

Lease liabilities, current	6,246	7,421
Lease liabilities, non-current	9,208	6,865
	15,454	14,286

NOTE 13 – DEFERRED TAX LIABILITIES

	As of Dec 31, 2023	As of Dec 31, 2024
	S$’000	S$’000

Opening	861	1,586
Addition during the year	725	431
Closing	1,586	2,017

The temporary differences which give rises to the deferred income tax liability are as follows:

	As of Dec 31, 2023	As of Dec 31, 2024
	S$’000	S$’000

Net book value of fixed assets	27,810	30,233
Net book value of ROUA	8	1,199
Less: Lease liabilities (ROUA)	(7)	(1,221)
Less: Net book value of non-qualifying assets	(95)	(27)
	27,716	30,184
Less: Tax written down value	(18,385)	(18,309)
Timing difference	9,331	11,875

Deferred tax liability @ 17%	1,586	2,017

Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect of a change in tax laws or rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

Liabilities are established for uncertain tax positions expected to be taken in income tax returns when such positions are judged to meet the “more-likely-than-not” threshold based on the technical merits of the position.

Under the current tax law in Singapore, the Company is and will be subjected to the enterprise income tax rate of 17%.

NOTE－14 SHAREHOLDERS’ EQUITY

Ordinary Shares

The Company was established under the laws of Cayman Islands on March 17, 2023 with authorized share of 500,000,000 ordinary shares of par value US$0.001 each at the time of incorporation. Our authorized share capital has been changed to US$500,000 divided into 20,000,000,000 ordinary shares, par value of US$0.000025 each on February 16, 2024. One ordinary share was issued on March 17, 2023.

The Company is authorized to issue one class of ordinary share.

The holders of the Company’s ordinary share are entitled to the following rights:

Voting Rights: Each share of the Company’s ordinary share entitles its holder to one vote per share on all matters to be voted or consented upon by the stockholders. Holders of the Company’s ordinary shares are not entitled to cumulative voting rights with respect to the election of directors.

Dividend Right: Subject to limitations under Cayman law and preferences that may apply to any shares of preferred stock that the Company may decide to issue in the future, holders of the Company’s ordinary share are entitled to receive ratably such dividends or other distributions, if any, as may be declared by the Board of the Company out of funds legally available thereof.

Liquidation Right: In the event of the liquidation, dissolution or winding up of our business, the holders of the Company’s ordinary share are entitled to share ratably in the assets available for distribution after the payment of all of the debts and other liabilities of the Company.

Other Matters: The holders of the Company’s ordinary share have no subscription, redemption or conversion privileges. The Company’s ordinary share does not entitle its holders to preemptive rights. All of the outstanding shares of the Company’s ordinary share are fully paid and non-assessable. The rights, preferences and privileges of the holders of the Company’s ordinary share are subject to the rights of the holders of shares of any series of preferred stock which the Company may issue in the future.

NOTE－ 15 REVENUES BY SEGMENT

	Year ended December 31,
	2023	2024
	S$’000	S$’000
Sale of heavy equipment and parts	56,449	45,763
Engineering consultancy service income	7,032	2,190
Rental income	9,301	10,543
	72,782	58,496

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Company uses the “management approach” in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions and assessing performance as the source for determining the Company’s reportable segments. Management, including the chief operating decision maker, reviews operation results by the revenue of different services. Based on management’s assessment, the Company has determined that it has three operating segments as defined by ASC 280 as follow:

1.	Sale of heavy equipment and parts
2.	Engineering consultancy service income
3.	Rental income

Information regarding the results of each reportable segment is included below. Performance is measured based on segment revenue and gross profit/(loss), as included in the internal management reports that are reviewed by the Company’s CODM. Both segment revenue and gross profit/(loss) are used to measure performance as management believes that such information is the most relevant in evaluating the level of activities and results of these segments.

The following tables present summary information by product type for the year ended December 31, 2023 and 2024, respectively:

		For the year ended December 31, 2023
	Sale of heavy equipment and parts	Engineering consultancy service	Rental income	Total
	S$’000	S$’000	S$’000	S$’000
Revenue	56,449	7,032	9,301	72,782
Gross Profit	10,097	1,792	3,893	15,782

		For the year ended December 31, 2024
	Sale of heavy equipment and parts	Engineering consultancy service	Rental income	Total
	S$’000	S$’000	S$’000	S$’000
Revenue	45,763	2,190	10,543	58,496
Gross Profit	4,275	762	5,621	10,658

In the following table, revenue is disaggregated by the timing of revenue recognition.

		For the year ended December 31, 2023
	Sale of heavy equipment and parts	Engineering consultancy service	Rental income	Total
	S$’000	S$’000	S$’000	S$’000
Timing of revenue recognition:
Point in time	56,449	7,032	-	63,481
Over time	-	-	9,301	9,301

		For the year ended December 31, 2024
	Sale of heavy equipment and parts	Engineering consultancy service	Rental income	Total
	S$’000	S$’000	S$’000	S$’000
Timing of revenue recognition:
Point in time	45,763	2,190	-	47,953
Over time	-	-	10,543	10,543

No segmental analysis of segment assets is disclosed because there is no asset information provided to the CODM.

NOTE－16 INCOME TAX EXPENSE

The provision for income taxes consisted of the following:

	Year ended December 31,
	2023	2024
	S$’000	S$’000

Income tax expense
Current year	681	-
(Over)/under-provision in prior years	(360)	300
Deferred tax expense	725	431
Income tax expense	1,046	731

The Company is subject to taxes in the jurisdictions in which it operates, as follows:

Cayman Islands

Ten-League International Holdings Limited is an exempted Cayman Islands company and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States.

BVI

Ten-League Venture Capital Limited is an exempted British Virgin Islands company and is presently not subject to income taxes or income tax filing requirements in the British Virgin Islands or the United States.

Singapore

Ten-League Engineering & Technology Pte. Ltd and Ten-League Port Engineering Solutions Pte. Ltd are operating in Singapore and are subject to the Singapore tax law at the corporate tax rate at 17% on the assessable income arising in Singapore during its tax year.

The reconciliation of income tax rate to the effective income tax rate based on income before income taxes for the year ended December 31, 2023 and 2024 are as follows:

	Year ended December 31,
	2023	2024
	S$’000	S$’000

Income before income taxes	8,126	2,615
Statutory income tax rate	17%	17%
Income tax expense at statutory rate	1,381	445
(Over)/under provision in previous financial year	(360)	300
Tax effect of non-taxable income	(228)	(133)
Tax effect of non-deductible items	156	41
Tax effect on temporary differences	211	78
Statutory stepped income tax exemption	(114)	-

Income tax expense	1,046	731

Uncertain tax positions

The Company evaluates the uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2024 and 2023, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the financial year ended December 31, 2024 and 2023 and also did not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2024.

NOTE－ 17 RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Company was involved in certain transactions, either at cost or current market prices, and on the normal commercial terms with related parties. The following table provides the transactions with these parties for the years as presented (for the portion of such period that they were considered related):

	Year ended December 31,
Nature of transactions	2023	2024
	S$’000	S$’000
Ten-League Corporations Pte. Ltd.(1)
- Management fee charged	2,471	1,358
- Purchase of plant and equipment	884	10
- Purchase of spare parts	708	877
- Purchase of motor vehicles	88	-
-Expenses paid on behalf	-	3
-Services rendered	-	2
- Lease payments in respect of:
Plant and equipment	131	-
Factory premises	480	1,096

Ten-League Green Energy Pte. Ltd.(2)
- Subcontract costs	373	203

These related parties are controlled by the common shareholders of the Company.

(1)	- Ultimate holding company
(2)	- 75% held by Ten-League Corporations Pte Ltd

Apart from the transactions and balances detailed elsewhere in these accompanying consolidated financial statements, the Company has no other significant or material related party transactions during the years presented.

NOTE－18 CONCENTRATIONS OF RISK

The Company is exposed to the following concentrations of risk:

(a)	Major customers

For the year ended December 31, 2024, there was one single customer who accounted approximately for 18.4% of the Company’s revenues. Such substantial revenue contribution by this customer was primarily attributable to the sales of a total of twenty-three units of equipment with a combined value of approximately S$10.8 million.

For the year ended December 31, 2023, there was one single customer who accounted approximately for 9.5% of the Company’s revenues. Such substantial revenue contribution by this customer was primarily attributable to the sales of a total of seven units of equipment with a combined value of approximately S$6.9 million.

The major customer for December 31, 2023 and 2024 is the same major customer.

(a)	Major vendors

For the year ended December 31, 2024, Vendor A accounted for 67.2% or more of the Company’s purchases and for the year ended December 31, 2023, Vendor A accounted for 71.1% or more of the Company’s purchases. Its outstanding payable balance as at each period, is presented as follows:

	As at Dec 31, 2023		As at Dec 31, 2024
	Percentage of Purchases	Accounts payable	Percentage of purchases	Accounts Payable
	%	‘000%		‘000

Vendor A	71.1%	6,602	67.2	7,141

(b)	Credit risk

The Company has adopted a policy of only dealing with creditworthy counterparties. The Company performs ongoing credit evaluation of its counterparties’ financial condition and generally do not require a collateral. The Company also considers the probability of default upon initial recognition of asset and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period.

The Company has determined the default event on a financial asset to be when internal and/or external information indicates that the financial asset is unlikely to be received, which could include default of contractual payments due for more than 90 days, default of interest due for more than 365 days or there is significant difficulty of the counterparty.

To minimize credit risk, the Company has developed and maintained its credit risk grading to categorize exposures according to their degree of risk of default. The credit rating information is supplied by publicly available financial information and the Company’s own trading records to rate its major customers and other debtors. The Company considers available reasonable and supportive forward-looking information which includes the following indicators:

●	Actual or expected significant adverse changes in business, financial or economic conditions that are expected to cause a significant change to the debtor’s ability to meet its obligations

●	Internal credit rating

●	External credit rating and when necessary

Regardless of the analysis above, a significant increase in credit risk is presumed if a debtor is more than 30 days past due in making contractual payment.

As of December 31, 2024, there was approximately S$1.9 million outstanding from a single customer representing 11.6% of the total net account receivable balances.

As of December 31, 2023, there was approximately S$3.4 million outstanding from a single customer representing 15.7% of the total net account receivable balances.

(c)	Interest rate risk

As the Company has no significant interest-bearing assets, the Company’s income and operating cash flows are substantially independent of changes in market interest rates.

The Company’s interest-rate risk arises from bank borrowings. The Company manages interest rate risk by varying the issuance and maturity dates of variable rate debt, limiting the amount of variable rate debt, and continually monitoring the effects of market changes in interest rates. As of December 31, 2024 and 2023, the borrowings were at fixed interest rates.

(d)	Exchange rate risk

The Company cannot guarantee that the current exchange rate will remain steady; therefore, there is a possibility that the Company could post the same amount of profit for two comparable periods and because of the fluctuating exchange rate actually post higher or lower profit depending on exchange rate of S$ converted to US$ on that date. The exchange rate could fluctuate depending on changes in political and economic environments without notice.

(e)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. A key risk in managing liquidity is the degree of uncertainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

NOTE－19 COMMITMENTS AND CONTINGENCIES

Litigation — From time to time, the Company may be involved in various legal proceedings and claims in the ordinary course of business. The Company currently is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition, operating results, or cash flows.

On April 09, 2024, a crane owned by the Ten-League Engineering & Technology Pte. Ltd. had toppled in the vicinity of a job site and damaged a vehicle. At the present, the facts and circumstances surrounding the incident remains unclear and investigations are still ongoing. On April 16, 2024, the Company received an email from Claimant A, who had at the material time been leasing the machinery from the Company, indicated their intention to claim loss and damage against the Company. The Company has notified its insurers which has not repudiated liability. There was no response since. On May 16, 2024, the Company received another letter from Claimant B, the purported owner of the damaged vehicle. The Company has notified its insurers which has not repudiated liability. There was no response since. As of the date of the prospectus, investigations are still ongoing and no charges have been proffered against the Company.

As of December 31, 2024 and 2023, the Company has no material commitments.

NOTE－20 SUBSEQUENT EVENTS

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before consolidated financial statements are issued, the Company has evaluated all events or transactions that occurred after December 31, 2024, up through the date the Company issued the consolidated financial statements.

