Form 20-F
period 2025-12-31
Ten-League International Holdings Ltd
filed 2026-04-30
CIK 1982012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Ordinary shares outstanding as of December 31, 2025	29,404,342

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

INTRODUCTION

Except where the context otherwise requires and for purposes of this annual report only:

●	“Board” means the board of directors of the Company.

●	“ordinary shares” or “shares” means our ordinary shares of par value of US$0.000025 per share.

●	“S$” or “SGD” or “Singapore Dollars” means Singapore dollar(s), the lawful currency of Singapore.

●	“US$”, “$” or “USD” or “United States Dollars” means United States dollar(s), the lawful currency of the United States of America.

●	“U.S. GAAP” refers to generally accepted accounting principles in the United States.

This annual report includes our audited consolidated financial statements for the years ended December 31, 2023, 2024 and 2025, and the related notes.

Internet site addresses in this annual report are included for reference only and the information contained in any website, including our website, is not incorporated by reference into, and does not form part of, this annual report.

i

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about us and our industry. All statements other than statements of historical facts in this annual report are forward-looking statements. In some cases, these forward-looking statements can be identified by words and phrases such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative form of these words and phrases or other comparable expressions. The forward-looking statements included in this annual report relate to, among others:

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

Overview

We are a Singapore-based provider of turnkey project solutions. Our business primarily consists of sales of heavy equipment and parts, heavy equipment rental and provision of engineering consultancy services to port, construction, civil engineering and underground foundation industries. The equipment we provide is categorized into (i) foundation equipment; (ii) hoist equipment; (iii) excavation equipment; and (iv) port machinery. The Company also provides value-added engineering solutions under engineering consultancy services with the aim to address potential safety issues, enhance reliability and productivity and allow for customers to evaluate the performance of the equipment, the quality of the work completed and the progress of their projects. Ten-League’s mission is to provide high-quality equipment, value-added engineering solutions as well as maintenance and repair through continuous adaptation and application of new technologies.

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

Corporate History and Structure

Our Company was incorporated in the Cayman Islands on March 17, 2023 under the Companies Act as an exempted company with limited liability. Our authorized share capital was US$500,000 divided into 500,000,000 ordinary shares, par value of US$0.001 each at the time of incorporation. On February 16, 2024, we allotted and issued 999,000 shares of a par value of US$0.001 each to the existing shareholders of our Company on that date pro rata to their then shareholding in our Company at par. After the completion of the forward split on February 16, 2024 on the basis of 40 ordinary shares for every one share of our Company, our authorized share capital was changed to US$500,000 divided into 20,000,000,000 ordinary shares with par value of US$0.000025 each (the “Forward Split”). Following the completion of the Forward Split and the surrender of 10,409,585 shares by Ten-League Corp, 597,971 shares by LJSC Holdings, 597,971 shares by Undersea Capital and 597,971 shares by Jules Verne (the “Share Surrenders”) and prior to our initial public offering, our total issued shares are held as to 23,710,415 shares by Ten-League Corp, 1,362,029 shares by Jules Verne, 1,362,029 shares by LJSC Holdings and 1,362,029 shares by Undersea Capital. Prior to a group reorganization involving the transfer of the entire issued share capital of Ten-League (E&T) and Ten-League (PES) to Ten-League Venture Capital Limited, or Ten-League Venture, which is a company incorporated in the British Virgin Islands on June 9, 2023 with limited liability, our Group comprised Ten-League (E&T) and Ten-League (PES) each of which was wholly-owned by Ten-League Corp. Upon completion of our reorganization whereby the entire share capital of Ten-League (E&T) and Ten-League (PES) were transferred to us, our Group comprised Ten-League Venture, Ten-League (E&T) and Ten-League (PES) as our direct and indirect wholly-owned subsidiaries, respectively.

Immediately after our initial public offering, there were 29,404,342 issued and outstanding ordinary shares of the Company, par value US$0.000025 per share. On April 13, 2026, we held an extraordinary general meeting of shareholders and passed on an ordinary resolution to (i) approve one or more share consolidations of the Company’s issued and unissued ordinary shares, par value US$0.000025 per share, at a ratio of not less than two (2)-for-one (1) and not more than twenty (20)-for-one (1) or the maximum consolidation ratio then permitted under applicable Nasdaq rules and requirements aggregately (the “Range”), with the exact ratio to be set as a whole number within the Range and the exact date to be determined by the Board in its sole discretion within two years after the date of passing of these resolutions (each a “Share Consolidation” and collectively, the “Share Consolidations”) provided that the aggregate ratio across all such Share Consolidations shall not exceed twenty (20)-for-one (1) or such lower cap as imposed by Nasdaq at the time of implementation and that no fractional share shall arise from the Share Consolidations; (ii) authorize the Company to round up any fractional shares resulting from the Share Consolidations to the nearest whole ordinary share; and (iii) authorize the Board to, at its sole and absolute discretion, implement one or more Share Consolidations, determine the exact consolidation ratio and the exact effective date of such Share Consolidation, instruct the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and filing(s) to reflect the Share Consolidation(s) and do all other such acts and things as the Board considers necessary or desirable for the purposes of the transactions contemplated by the Share Consolidation(s).

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

Implications of Being an Emerging Growth Company

As a company with less than US$1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include:

●	being permitted to provide only two years of audited financial statements (rather than three years), in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure; and

●	an exemption from compliance with the auditor attestation requirement of the Sarbanes-Oxley Act of 2002, on the effectiveness of our internal control over financial reporting.

We may take advantage of these reporting exemptions until we are no longer an emerging growth company. We will remain an emerging growth company until the earliest of (1) the last day of the fiscal year in which the fifth anniversary of the completion of initial public offering occurs, (2) the last day of the fiscal year in which we have total annual gross revenue of at least US$1.235 billion, (3) the date on which we are deemed to be a “large accelerated filer” under the United States Securities Exchange Act of 1934, as amended, or the Exchange Act, which means the market value of our ordinary shares that are held by non-affiliates exceeds US$700.0 million as of the prior December 31, and (4) the date on which we have issued more than US$1.0 billion in non-convertible debt during the prior three-year period. We may choose to take advantage of some, but not all, of the available exemptions. We have included two years of selected financial data in this annual report in reliance on the first exemption described above. Accordingly, the information contained herein may be different from the information you receive from other public companies in which you hold stock.

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

In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance listing requirements of the Nasdaq corporate governance listing standards, We rely on home country practice to be exempted from certain of the Nasdaq corporate governance listing standards, such that a majority of our directors, or directors on our board of directors, or the Board, are not required to be independent directors.

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

Risks Relating to Our Business and Industry

We are dependent on SANY. There can be no assurance that we will be able to renew our distribution agreements with SANY on the same terms or at all, or that the distribution arrangements will not be terminated prematurely.

We purchase substantially all of our equipment from SANY. SANY is one of the world’s largest heavy equipment manufacturers and the first in its industry in China to be ranked among the FT Global 500 and the Forbes Global 2000. Our purchases from SANY represented 71.1%, 67.2% and 64.5%, respectively, of our cost of revenue for the years ended December 31, 2023, 2024 and 2025. We have entered into a service dealer agreement with SANY on January 1, 2021, with an initial term of one year which is automatically renewable on an annual basis unless SANY terminates it. In addition, each of our operating subsidiaries, namely, Ten-League (E&T) and Ten-League (PES), entered into a non-exclusive dealership agreement with SANY in 2019. Both dealership agreements expired in 2021. The dealership agreement between Ten-League (PES) and SANY was renewed in December 2023, with an initial term of three years, which can be further renewed upon the prior agreement of both parties. We are currently in the process of renewing the dealership agreement entered between SANY and Ten-League (E&T), and have been conducting business with SANY on the same terms as those described in the dealership agreement. For the year ended December 31, 2025 and up to the date of this report, we did not encounter any material supply chain disruptions as a result of our reliance on SANY.

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

We employ a significant number of foreign workers (including skilled workers) for our Singapore operations, and we are vulnerable to changes in the availability and costs of employing foreign workers. As of December 31, 2025, out of our total employees in Singapore, approximately 62.86% are foreign workers who mainly work in servicing and operations. The supply and costs of skilled workers are subject to demand and supply conditions in the labor market and the local and foreign governments’ labor regulations and visa restrictions.

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

We do not have long-term contracts with our customers.

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

Our financial results, operations and forecasts depend significantly on worldwide economic and geopolitical conditions, the demand for our products, and the financial condition of our customers and suppliers. Economic weakness and geopolitical uncertainty have in the past resulted, and may result in the future, in reduced demand for products resulting in decreased sales, margins and earnings. According to the Monetary Authority of Singapore, the core inflation rate in Singapore averaged 2.7% in 2024 and 0.7% in 2025. We may be unable to fully mitigate the impact of inflation through price increases, productivity initiatives and cost savings, which could have an adverse effect on our results of operations. In addition, if the Singapore economy enters a recession, we may experience sales declines which could have an adverse effect on our business, operating results and financial condition. If Singapore experiences sustained inflationary pressures and/or related interest rates increases, this could lead to our suppliers to raise their supply prices of heavy equipment and parts to us, and our customers to continue deferring the purchase of new equipment and parts from us, and our business, financial condition, results of operations and prospects could be adversely affected.

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

For our Equipment Sales Business, we generally offer credit periods of 30 to 60 days to our customers from the date of the invoice. Such payment is typically made by way of cash, letter of credit or telegraphic transfers. We may require certain customers to furnish a 10.0% to 20.0% deposit upon placing their orders. For our Equipment Rental Business, we typically grant our customers credit terms of generally 30 days from the date of its invoice. For projects that are less than a month in duration, we typically invoice our customers at the end of the project a lump sum fee for services rendered. For longer term projects, we will invoice our customers on a monthly basis. We may require certain new customers to make payments upfront before the commencement of the projects. As of December 31, 2025, our credit exposure as represented by our accounts receivable, net, was S$14.4 million (US$11.2 million).

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

In the event of default in payment by our customers, we may have to provide for impairments of our trade receivables or write-off bad debts, depending on the period of default. Such impairments and/or write-offs may adversely affect our profitability. As of December 31, 2023, 2024 and 2025, we made allowance for expected credit loss amounting to S$3.6 million, S$3.1 million and S$1.9 million, respectively, and wrote off loss allowance which represented 0.7%, 1.0% and 3.4% of our revenue, respectively. We would have to incur legal costs in connection with such legal action.

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

We are dependent on our major customers. For the years ended December 31, 2023, 2024 and 2025, sales to our five largest customers collectively accounted for approximately 38.2%, 41.3% and 45.9%, respectively, of our total net revenue, and sales to our largest customer accounted for approximately 9.5%, 18.4% and 15.2%, respectively, of our total net revenue. There is no assurance that we will be able to retain our major customers or continue to receive orders from them at current levels or prices. Any material cancellations, reduction in orders or prices and/or claims for whatever reasons by any of our major customers, may result in a material adverse impact on our business and results of operations.

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

Our ordinary shares are listed on the Nasdaq. In order to continue listing of our ordinary shares on the Nasdaq, we must maintain certain financial and share price levels and we may be unable to meet these requirements in the future. We cannot assure you that our shares will continue to be listed on the Nasdaq in the future.

On March 10, 2026, we received a Staff Determination (the “Staff Determination”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company that, unless the Company timely requests a hearing before an independent Hearings Panel (the “Panel”) the Company’s securities would be subject to delisting for non-compliance with Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”), which requires primary securities listed on The Nasdaq Capital Market to maintain a minimum bid price of at least $1.00 per share. Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if a deficiency under the Listing Rule continues for a period of 30 consecutive business days. As notified by the Staff Determination, the Company has not regained compliance with the Minimum Bid Price Rule and is not eligible for a second 180 day grace period. The Company retained an advisor and requested a hearing before the Panel and a hearing was held on April 16, 2026. As of the date of this annual report, the Panel has not issued its written decision. The Panel may grant an exception to the listing standards for no longer than 180 days from the date of the Staff Delisting Determination letter (the “Exception”). The Panel’s decision could result in the suspension and delisting of the Company’s securities from Nasdaq. The Company may, within 15 calendar days of the date of the Panel’s written decision, appeal the decision to the Nasdaq Listing and Hearing Review Council. An appeal does not stay the suspension action. In addition, the Listing Council may, on its own motion, decide to review any Panel decision within 45 calendar days after the decision is issued. The Company may appeal the Listing Council’s decision to the SEC and ultimately to the courts. There can be no assurance that the Panel may grant the Exception and the Panel’s decision will not result in the suspension and delisting of the Company’s ordinary shares from the Nasdaq, or the Company will be able to stay in compliance with all of the Nasdaq listing criteria.

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

Sales of substantial amounts of our ordinary shares in the public market after the completion of the initial public offering or the perception that these sales could occur could adversely affect the market price of our shares and could materially impair our ability to raise capital through equity offerings in the future. As of the date of this annual report, we have 29,404,342 ordinary shares outstanding. In connection with our initial public offering, our directors and officers agreed not to sell any shares until 180 days after the date of the prospectus for our initial public offering without the prior written consent of the representative of the underwriters, subject to certain exceptions, unless the underwriters release these securities from these restrictions.

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

Upon the completion of the initial public offering, we became a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. In addition, if we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting on an annual basis. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a burden on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our financial results on a semi-annual basis through press releases distributed pursuant to the rules and regulations of the Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you if you were investing in a U.S. domestic issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2026. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid the loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our officers, directors and 10% shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Our Company was incorporated in the Cayman Islands on March 17, 2023 under the Companies Act as an exempted company with limited liability. Our authorized share capital was US$500,000 divided into 500,000,000 ordinary shares, par value of US$0.001 each at the time of incorporation. On February 16, 2024, we allotted and issued 999,000 shares of a par value of US$0.001 each to the existing shareholders of our Company on that date pro rata to their then shareholding in our Company at par. After the completion of the forward split on February 16, 2024 on the basis of 40 ordinary shares for every one share of our Company, our authorized share capital was changed to US$500,000 divided into 20,000,000,000 ordinary shares with par value of US$0.000025 each (the “Forward Split”). Following the completion of the Forward Split and the surrender of 10,409,585 shares by Ten-League Corp, 597,971 shares by LJSC Holdings, 597,971 shares by Undersea Capital and 597,971 shares by Jules Verne (the “Share Surrenders”) and prior to our initial public offering, our total issued shares are held as to 23,710,415 shares by Ten-League Corp, 1,362,029 shares by Jules Verne, 1,362,029 shares by LJSC Holdings and 1,362,029 shares by Undersea Capital. Prior to a group reorganization involving the transfer of the entire issued share capital of Ten-League (E&T) and Ten-League (PES) to Ten-League Venture Capital Limited, or Ten-League Venture, which is a company incorporated in the British Virgin Islands on June 9, 2023 with limited liability, our Group comprised Ten-League (E&T) and Ten-League (PES) each of which was wholly-owned by Ten-League Corp. Upon completion of our reorganization whereby the entire share capital of Ten-League (E&T) and Ten-League (PES) were transferred to us, our Group comprised Ten-League Venture, Ten-League (E&T) and Ten-League (PES) as our direct and indirect wholly-owned subsidiaries, respectively.

Immediately after our initial public offering, there were 29,404,342 issued and outstanding ordinary shares of the Company, par value US$0.000025 per share. On April 13, 2026, we held an extraordinary general meeting of shareholders and passed on an ordinary resolution to (i) approve one or more share consolidations of the Company’s issued and unissued ordinary shares, par value US$0.000025 per share, at a ratio of not less than two (2)-for-one (1) and not more than twenty (20)-for-one (1) or the maximum consolidation ratio then permitted under applicable Nasdaq rules and requirements aggregately (the “Range”), with the exact ratio to be set as a whole number within the Range and the exact date to be determined by the Board in its sole discretion within two years after the date of passing of these resolutions (each a “Share Consolidation” and collectively, the “Share Consolidations”) provided that the aggregate ratio across all such Share Consolidations shall not exceed twenty (20)-for-one (1) or such lower cap as imposed by Nasdaq at the time of implementation and that no fractional share shall arise from the Share Consolidations; (ii) authorize the Company to round up any fractional shares resulting from the Share Consolidations to the nearest whole ordinary share; and (iii) authorize the Board to, at its sole and absolute discretion, implement one or more Share Consolidations, determine the exact consolidation ratio and the exact effective date of such Share Consolidation, instruct the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and filing(s) to reflect the Share Consolidation(s) and do all other such acts and things as the Board considers necessary or desirable for the purposes of the transactions contemplated by the Share Consolidation(s).

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

Overview

We are a Singapore-based provider of turnkey project solutions. Our business primarily consists of sales of heavy equipment and parts, heavy equipment rental and provision of engineering consultancy services to port, construction, civil engineering and underground foundation industries. The equipment we provide is categorized into (i) foundation equipment; (ii) hoist equipment; (iii) excavation equipment; and (iv) port machinery. The Company also provides value-added engineering solutions under engineering consultancy services with the aim to address potential safety issues, enhance reliability and productivity and allow for customers to evaluate the performance of the equipment, the quality of the work completed and the progress of their projects. Ten-League’s mission is to provide high-quality equipment, value-added engineering solutions as well as maintenance and repair through continuous adaptation and application of new technologies.

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

Our Competitive Strengths

We believe that the following competitive strengths have contributed to our past success and will continue to distinguish us from our competitors:

●	Well-established market position. We believe that we have established a reputation as one of the leading Singapore-based providers of turnkey project solutions including sale of heavy equipment and parts, heavy equipment rental and engineering consultancy services in the port, construction, civil engineering and underground foundation industries with strong core competencies in drilling technologies, construction data acquisitions and the provision of fully electric equipment and charging solutions. We believe we have been able to achieve such a reputation and form close business relationships with our customers, many of whom are established construction engineering companies in Singapore, due to our ability to meet their stringent product standards in various aspects.

●	We are able to provide “one-stop solution”. We carry a wide range of heavy equipment of varying functions and performance specifications for the port, construction, civil engineering and underground foundation industries, which include port machinery such as reach stacker and empty container handler; hoist equipment which includes telescopic crawler cranes, rough terrain cranes and lattice boom crawler cranes; foundation equipment such as drilling rigs; and various models of excavators. We offer both sale and rental arrangement for our fleet of equipment on flexible terms so that our customers can choose the mode of operation that best suits their need and budget. In addition, the experience and technical capabilities of our in-house engineering team as well as those of our technology partners keep us ahead of the latest technological developments and provide us with a competitive edge in the provision of various value-added engineering solutions under our engineering consultancy services. Our value-added engineering solutions incorporate innovative technologies and we deploy them in connection with the heavy equipment that we offer. Our partnership with the Technology Partner has also resulted in the development of certain software and technologies to enhance our heavy equipment. We are also able to provide maintenance and repair services in a responsive and efficient manner to our customers for any of the equipment sold or rented by us, which is highly valued by our customers due to the strict timelines in construction projects.

●	We have a strong long-term relationship with SANY and a wide customer base across the construction and infrastructure, civil engineering and foundation industries in Singapore. We have maintained a close and long-term cooperative business relationship with SANY for over 15 years. We source most of our heavy equipment directly from SANY. SANY is one of the largest equipment manufacturers in the world by revenue. It is also the first in its industry in China to be ranked among the FT Global 500 and the Forbes Global 2000. In addition, we were recognized by SANY in 2021 as a strategic partner in Singapore and pursuant to such partner status, SANY and we agreed to collaborate on the sales, business development, market strategy, after-sales services and product research and development of certain of its products. The strong technological and manufacturing process of SANY and our close business relationship and long-term cooperation with it help to ensure that we are able to secure a steady supply of advanced heavy equipment at competitive prices. Our sales and equipment rental customers regularly return to us for repeat business and from time to time, they also refer other prospective customers to us.

●	Strong management team with in-depth knowledge and expertise. Our management team has a wealth of management skills, operational experience and industry knowledge and expertise necessary to develop and execute our strategy to capture market opportunities. In particular, our Chairman, Mr. Lim has approximately 25 years of experience in the sale and rental of heavy equipment. Benefited from his long career, Mr. Lim has built an extensive business networks and connections in the industry, which we believe have helped us establish a strong working relationship with key customers and suppliers. Mr. Lim is responsible for formulating marketing and growth strategies and determining our geographical expansion as well as overseeing our investment and business ventures.

Our Strategies

To achieve our business objectives, we plan to adopt the following strategies to drive our future growth.

●	More environmentally friendly heavy equipment. With the view of transitioning to a low carbon society and achieving the goal of net zero emissions by 2050, the Singapore government has been intensifying its efforts to develop a more sustainable land transport sector and has introduced measures to encourage the shift from vehicles powered by internal combustion engines to the ones powered by battery and other environmentally friendly sources. The demand for EV has been increasing in most market segments and hence offers significant growth opportunities for providers of electric fleet. With the policy shift in mind, coupled with the significant anticipated cost savings for the adoption of the electrical technological solutions by local businesses concerned with the rising material and fuel costs in the construction and port industries, and in line with our vision to be a sustainable and forward-looking business, we have invested and will continue to invest in the electrification of our heavy equipment fleet. We have been supplying fully electric reach stacker and empty container handler to port operators in Singapore since 2021. We plan to draw from our existing successful electrification experience to continue to introduce our fleet of electrified equipment to ports located in both Singapore and overseas countries as well as to other companies in the construction and logistic industries who are looking to electrify their transpiration vehicles. In addition, we aim to develop new businesses around our fully electric fleet, and provide intelligent fleet operator and automation solutions to our customers.

●	Expansion of our engineering, procurement, construction and commissioning, or EPCC, service for deploying charging solutions in Singapore. To complement its push for greater adaptation of EV, the Singapore government has been actively promoting the development of EV charging infrastructures. In the Singapore Budget 2021, the Singapore government announced that it intends to work on the deployment of 60,000 charging points at public car parks and private premises by 2030. Coupled with supportive government policies, as well as understanding that the availability of charging infrastructure is instrumental to the demand and market appeal of our electric fleet, we intend to expand our EPCC service for deploying charging solutions in Singapore. In October 2022, we won a tendered project from the Leading Port Operator for designing, supplying, installing, testing and commissioning an innovative battery swap station and its related infrastructure including high voltage and low voltage switchboard and transformer, for a large terminal in Singapore, with the option to tender additional units of battery swap station. This tendered project is the first such station deployed in Singapore, we are working closely with local authorities to address their inquiries with respect to issues such as safety and design.

●	Expansion and diversification through investments, mergers and acquisitions, joint ventures and/or strategic collaborations. We intend to grow and build our business through acquisitions, joint ventures and strategic alliances as part of our long-term growth strategy, and may also consider strategic partnerships or alliances with parties which are synergistic with our existing businesses. We expect that this will enable us to strengthen our market position, enhance our services offerings and/or expand into new geographic areas that are complementary to our existing business. Should such opportunities arise, we will seek approvals as may be required under the prevailing laws and regulations. As of the date of this report, we have not entered into any agreements for the acquisition of any specific merger and acquisition targets.

●	Deepen collaboration with our strategic partners and further expansion and diversification. We intend to employ more staff and provide them with training opportunities with our partners, in particular SANY and the Technology Partner. This will help to improve the capabilities of our staff as well as keep them updated with the new technologies and processes in our industry. One of the promising areas for our value-added engineering solutions and options is the digitization of our equipment to monitor its utilization rate and condition using Internet of Things (IoT) technology, which will not only help us to improve our efficiency and equipment fleet management, but also allow us to obtain useful information for condition-based maintenance and spare parts management.

●	Attract, cultivate and retain a talented and professional workforce. We believe that a significant part of our success is attributable to our ability to select, develop, motivate and retain our talented and professional workforce. We will continue to strengthen our team and proactively recruit, retain and train talents such as sales and marketing personnel and mechanics. We will also continue to focus on cultivating the industrial knowledge of our workforce with training and professional development programs, collegial working environment, competitive compensation structure as well as internal promotion opportunities to enhance their creativity, loyalty, job satisfaction and cohesiveness.

Our Services

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

Engineering Consultancy Services

Our engineering consultancy services complements our Equipment Sales Business and Equipment Rental Business and involves understanding our customers’ requirements, proposing value-added engineering solutions, and designing and developing prototypes of such solutions. Our customers may elect for our value-added engineering solutions to customize and enhance the performance or features of the equipment they purchase or rent from us to better suit their project needs. We work closely with our partners including SANY and the Technology Partner, to provide value-added engineering solutions primarily include equipment retrofitting, upgrading, modernization, fleet management and other enhancements on equipment through the replacement/application of, among others, mechanical parts, sensor fusion, software and remote control system, with the aim to address potential safety issues, increase reliability and productivity and allow for our customers to evaluate the performance of the equipment, the quality of the work completed and the progress of a site project. We have a dedicated team of engineers and a full-equipped workshop to execute the value-added engineering solutions approved by our customers. We also offer battery swap station to complement our fully electric commercial vehicles that we supplied to our customers for port usage.

Major Customers

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

For the years ended December 31, 2023, 2024 and 2025, sales to our five largest customers collectively accounted for approximately 38.2%, 41.3%, and 45.9%, and, respectively, of our total net revenue, and sales to our largest customer accounted for approximately 9.5%, 18.4% and 15.2% , respectively, of our total net revenue.

Major Suppliers

We purchased substantially all of our heavy equipment from SANY for the years ended December 31, 2023, 2024, and 2025, including those that are fully electric. Our purchases from SANY represented 71.1%, 67.2% and 64.5%, respectively, of our cost of revenue for the years ended December 31, 2023, 2024 and 2025. In addition, we purchase from other suppliers for items used for our value-added engineering solutions including charging infrastructures such as switchboards, transformers and transmission cables. According to Frost and Sullivan, in the heavy equipment industry in Singapore, reliance on a single supplier is not uncommon due to the reasons of relationship and trust, and specialization, making certain suppliers specialized in a specific type of heavy equipment or machinery as the preferred choice for companies with specific needs.

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

Traditionally, equipment manufacturers distributed their equipment and parts through a network of independent dealers with distribution agreements. In recent years, both manufacturers and distributors sought to streamline their operations, improve their costs and gain market share. Our established, integrated management infrastructure offering one-stop solution enables us to compete directly with our competitors effectively and efficiently. In addition, we believe customers in Singapore gravitate toward us due to the multitude of innovative value-added engineering solutions that we offer under our engineering consultancy services

Properties and Fixed Assets

As of the date of this report, we do not own any properties.

As of the date of this report, we have leased the following properties, all of which are located in Singapore.

No.	Location	Approximate Gross Area (sq ft)	Lessor	Usage	Lease Expiration Date
1	7 Tuas Avenue 2	81,677 sq ft	JTC Corporation	Workhouse & Workshop	September 26, 2042

Other fixed assets include the heavy equipment and accessories for our Rental Equipment Business.

Intellectual Property

Currently, our business and profitability are not materially dependent on any intellectual property such as patents, patent rights, licenses and processes or other intellectual property rights.

As of the date of this report, we have not registered any trademarks. However, pursuant to a license agreement entered into between us and Ten-League Corp, we have been granted a license to use the following “Ten-League” trademark at a nominal fee commencing from the date of the listing of our ordinary shares on the Nasdaq.

We own the domain name for our website is https://www.ten-league.com.sg.

Employees

We had 70 full-time employees as of the date of this report. The following table sets forth the numbers of our full-time employees, categorized by function, as of the same date:

Function	Number of Employees	Percentage of Total
Management	6	8.57%
Sales and marketing	7	10.00%
Administration	4	5.72%
Finance and accounting	6	8.57%
Engineering	12	17.14%
Operations	33	47.14%
Human resources	2	2.86%
Total	70	100.0%

All of our employees are located in Singapore. Employees are not covered by collective bargaining agreements. We consider our labor practices and employee relations to be good. As of the date of this annual report, we have not experienced any material labor disputes.

Licenses, Permits, Registrations and Approvals

Our principal business activities are located in Singapore and are subject to regulation by applicable laws, regulations and government agencies in Singapore. These regulations require us to possess various approvals and certifications in respect of certain of the heavy equipment we supply.

As of the date of this report and to the best of our directors’ knowledge and belief, there is at present no material licenses and permits required for our business operations that have not been obtained.

Corporate Social Responsibility

We recognize our responsibilities to our employees, shareholders, business partners and the community as a whole, and are committed to achieving long term mutually sustainable relationships with our stakeholders.

We are constantly searching for means to contribute to the community and we intend to set aside funds to be used for our corporate social responsibility activities every year.

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

The following table sets out the current registrations of Ten-League (E&T) and Ten-League (PES) in the Suppliers Registry as of the date of this annual report:

Company name	Workhead code	Title	Description	Grade	Expiry date
Ten-League (E&T)	ME11	Mechanical Engineering	Installation, commissioning, maintenance, and repair of mechanical plants, machinery, and systems	L1	May 1, 2028
Ten-League (PES)	SY08	Mechanical Equipment, Plant & Machinery

Supply of mechanical plants and equipment including generators, air compressors, pumps, lathes, boilers, bulldozers, cement mixers, cranes, gondola systems, turbines and earthwork vehicles. Weapons are excluded. Firms should possess facilities and personnel to provide maintenance and back-up services.

				L4	March 1, 2029

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

The following table sets out the current licenses of Ten-League (E&T) and Ten-League (PES) under the BLS as of the date of this annual report:

Company name	Licensing Code	Description	Expiry date
Ten-League (E&T)	GB2	General Builder Class 2 General building works excluding works that have been designated as specialist works to be carried out by Specialist Builder	March 14, 2029
Ten-League (PES)	-	-	-

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

D. Property, Plant and Equipment

The principal executive offices of our operating subsidiaries are located at 7 Tuas Avenue 2, Singapore 639447. Our telephone number at this address is +65 6862 0769. As of the date of this annual report, we occupied one property in Singapore as warehouse & workshop, with a total gross floor area of approximately 81,677 square meters.

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

We derived substantially all of our revenue for 2023, 2024 and 2025 from customers based in Singapore, many of which are construction engineering companies, with the remainder of the revenue generated from customers located in other countries including Indonesia.

For the year ended December 31, 2025, we had an aggregate of 94 units and 117 units of sales and rental of equipment, respectively. We have maintained a long and mutually beneficial relationship with SANY, our main supplier of equipment since 2007, being one of the world’s largest heavy equipment manufacturers and the first in its industry in China to be ranked among the FT Global 500 and the Forbes Global 2000.

We have a long-term commitment to the quality of our product and service, and the health and safety of our employees. Both Ten-League (E&T) and Ten-League (PES) have been certified to have achieved bizSAFE Level 3 by the Workplace Safety and Healthy Council under the Ministry of Manpower of Singapore.

For the years ended December 31, 2023, 2024 and 2025, our net revenue amounted to S$72.8 million, S$58.5 million and S$76.2 million (US$59.2 million), respectively, and our net income amounted to S$7.1 million, S$1.9 million and S$5.6 million (US$4.3 million), respectively.

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

The spending levels of our customers, in turn, are influenced by the level of construction and port activities in Singapore. Recently, Singapore has experienced a surge in demand for urban development, including major projects such as the Changi airport terminal 5, Marina Bay Sands expansion and cross-island MRT line coupled with the downtown MRT line extension. The development of the above-mentioned projects is expected to increase the demand for our construction equipment. In general, the increase in construction activities in Singapore will have a positive impact on our business, as will lead to increased demand for our equipment.

Our revenue derived from sales of heavy equipment and parts increased by approximately S$15.4 million, or 33.8%, to approximately S$61.2 million (US$47.6 million) for the year ended December 31, 2025 from approximately S$45.8 million for the year ended December 31, 2024. The increase was primarily due to higher demand because of new projects started such as Changi airport terminal 5, Marina Bay Sands expansion and cross-island MRT line coupled with the downtown MRT line extension. Engineering consultancy service income remained stable at approximately S$2.2 million (US$1.7 million) for the year ended December 31, 2025 and 2024 respectively. Rental income increased by approximately S$2.3 million, or 21.1%, to approximately S$12.8 million (US$9.9 million) for the year ended December 31, 2025 from approximately S$10.5 million for the year ended December 31, 2024. This increase was primarily attributable to higher rental demands as explained earlier under the sales of heavy equipment and parts.

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

Key Components of Results of Operations

Revenue, net

As set forth in the following table, for the years ended December 31, 2023, 2024 and 2025, our revenue was derived from the sales of heavy equipment and parts, engineering consultancy service income and rental of our equipment, serving the port, construction, civil engineering, and underground foundation industries.

	Year ended December 31,
	2023		2024		2025
	S$’000%		S$’000%		S$’000	US$’000%
Sales of heavy equipment and parts	56,449	77.6	45,763	78.2	61,234	47,619	80.4

Engineering consultancy service income	7,032	9.7	2,190	3.8	2,178	1,693	2.9

Rental income	9,301	12.7	10,543	18.0	12,766	9,929	16.7

Total	72,782	100.0	58,496	100.0	76,178	59,241	100.0

Revenue by geographical location

For the years ended December 31, 2023, 2024 and 2025, substantially all of our net revenue, was derived from customers located in Singapore.

	Year ended December 31,
	2023		2024		2025
	S$’000%		S$’000%		S$’000	US$’000%
Singapore	69,735	95.8	54,836	93.7	73,134	56,874	96.0

Other countries(1)	3,047	4.2	3,660	6.3	3,044	2,367	4.0

Total	72,782	100.0	58,496	100.0	76,178	59,241	100.0

Note:

(1) Other countries include Indonesia, China and Hong Kong.

Cost of revenue

Our cost of revenue primarily consists of procurement costs of heavy equipment, batteries and parts, depreciation of plant and equipment and accessories, subcontract costs, rental of equipment and workshop expenses. For the year ended December 31, 2023, 2024 and 2025, our cost of revenue was S$57.0 million, S$47.8 million and S$57.6 million (US$44.8 million), respectively.

Gross profit and gross profit margin

The table below sets forth our gross profit and gross profit margin by business segment for the periods indicated:

	Year ended December 31,
	2023		2024		2025
	S$’000%		S$’000%		S$’000	US$’000%
Sales of heavy equipment and parts	10,097	17.9	4,274	9.3	9,295	7,227	15.2
Engineering consultancy service income	1,792	25.5	762	34.8	1,558	1,211	71.5
Rental of equipment	3,893	41.9	5,622	53.3	7,763	6,039	60.8
Total	15,782	21.7	10,658	18.2	18,616	14,477	24.4

Selling and distribution

Our selling and distribution expenses primarily consists of payroll, employees benefits, commission and other headcount related expenses. For the years ended December 31, 2023, 2024 and 2025, our selling and distribution expenses was S$0.7 million, S$0.6 million and S$0.8 million (US$0.6 million).

General and administrative

The following table sets forth the breakdown of our general and administrative expenses for the periods indicated:

	Year ended December 31,
	2023		2024		2025
	S$’000%		S$’000%		S$’000	US$’000%
Audit fee	25	0.3	22	0.3	165	128	1.5
Bank charges	364	5.3	349	4.8	342	266	3.2
Consultancy fees	-	-	-	-	377	293	3.5
Depreciation	462	6.7	1,033	14.3	1,356	1,055	12.7
Directors’ fees	-	-	-	-	101	79	0.9
IR related expenses	-	-	-	-	71	55	0.7
Legal and professional fees	227	3.3	251	3.5	108	84	1.0
Listing fees	-	-	-	-	45	35	0.4
Management fees	2,471	36.0	1,358	18.8	1,327	1,032	12.4
Provision for inventories obsolescence	492	7.2	-	-	-	-	-
Provision for doubtful debts	-	-	19	0.3	1,442	1,121	13.5
Rental of open space and equipment	120	1.8	120	1.7	323	251	3.0
Referral fees	252	3.7	479	6.6	204	159	1.9
Staff costs	1,544	22.5	2,826	39.1	3,646	2,835	34.2
IPO expenses	-	-	75	1.0	205	159	1.9
Others	899	13.2	694	9.6	954	743	9.2
Total	6,856	100.0	7,226	100.0	10,666	8,295	100.0

Audit fee includes fee incurred for the audit of the listed entity, TLIH.

Bank charges mainly represent charges incurred on trade-related activities such as letter of credits and bill payables.

Consultancy fees incurred for the services rendered by consultants such as: (i) providing marketing strategy to enhance the company industry positioning and reputation; (ii) building relationships with relevant media outlets, journalists, and influencers in finance, sustainability, and technology sectors; (iii) identify and establish strategic partnerships with industries players and professional firms; (iv) facilitate networking opportunities with potential clients and business partners; and (v) train promoters and/or management on investor communications.

Depreciation expenses include depreciation charged on: (i) plant and machinery; (ii) computers; (iii) motor vehicles; and (iv) right-of-use assets.

Legal and professional fees were incurred mainly on US legal counsel’s retainer fees.

Management fees represented expenses charged by the ultimate holding company comprises employment cost, rental of office, open space and warehouse, and expenses incurred for motor cars and trucks. Management fees remain the same for both years at approximately S$1.3 million (US$ 1.0 million) for the year ended December 31, 2024 and 2025 respectively. Management fees decreased by approximately S$1.1 million to approximately S$1.4 million for the year ended December 31, 2024 from approximately S$2.5 million for the year ended December 31, 2023.

Provision for inventories obsolescence decreased by approximately S$0.5 million to S$ Nil for the year ended December 31, 2024 as there was no provision or write-down required at year end.

Provision for doubtful debts amounted to approximately S$1.4 million (US$1.1 million) for the year ended December 31, 2025 due to provision made for customers that have financial difficulty paying up.

Rental of open space increased by approximately S$0.2 million to approximately S$0.3 million (US$0.2 million) for the year ended December 31, 2025 from approximately S$0.1 million for the year ended December 31, 2024 mainly due to temporary additional open space rented from third parties to store equipment.

Referral fees comprised mainly of payment to third parties who brought in successful sales of equipment.

Staff costs mainly represented the salaries, employee benefits and retirement benefit costs to our administrative employees and directors’ remuneration. Staff costs increased by approximately S$0.8 million, or 29.0% to approximately S$3.6 million (US$2.8 million) for the year ended December 31, 2025 from approximately S$2.8 million for the year ended December 31, 2024. Such increase was mainly attributable to the increase of staff salary, bonus, workers’ foreign levy and increase in rental expenses of worker dormitory. Staff costs increased by approximately S$1.3 million, or 83.0% to approximately S$2.8 million for the year ended December 31, 2024 from approximately S$1.5 million for the year ended December 31, 2023. Such increase was mainly attributable to the increase of staff costs, CPF contribution, and increase in rental expense of worker dormitory.

Miscellaneous expenses were comprised of company secretarial and tax fees, insurance expenses, travelling and transportation expenses, outward freight expenses, license and IT maintenance expense, office supplies, repair and maintenance, vehicle upkeep and other general expenses.

Total other gain/(loss), net

The following table sets forth the breakdown of total other gain/(loss), net, for the periods indicated:

	Year ended December 31,
	2023	2024	2025
	S$’000	S$’000	S$’000	US$’000
Gain from disposal of right-of-use assets	55
Loss on disposal of plant & machinery	-	(126)	(30)	(23)
Interest income	34	616	266	207
Interest expense	(822)	(949)	(880)	(684)
Government grant	41	139	8	6
Write back of provision for doubtful debts	66	26	-	-
Write back of provision for inventories obsolescence	168	19	-	-
Exchange gain	143	9	105	82
Other income	244	84	504	392
Total	(71)	(182)	(27)	(20)

Loss on disposal of plant & machinery

Loss on disposal of plant & machinery comprises mainly losses arose from the disposal of motor vehicles.

Interest income

Interest income was earned from providing financing services to some specific customers buying equipment from us.

Interest expense

Our interest expense arose mainly from lease liabilities and trust receipts. Interest expense remain the same at approximately S$0.8 million, S$0.9 million and S$0.8 million (US$0.6 million) for the years ended December 31, 2023, 2024 and 2025 respectively.

Government grant

Government grants comprise mainly grants received for progressive wage credit scheme or PWCS, training grant from Skill Development Fund (SDF) and Skill Future Singapore (SSG), and Corporate Income Tax (CIT) rebate cash grant.

Other income

Other income primarily comprises rental of accessories and parts and service charge.

Income tax expense

For the years ended December 31, 2023, 2024 and 2025, our income tax expense comprised current income tax and deferred tax expenses for the year.

Year on Year Comparison of Our Results of Operations

Year ended December 31, 2025 Compared to Year ended December 31, 2024 and Year ended December 31, 2024 Compared to Year ended December 31, 2023.

Revenue, net

Total revenue increased by approximately S$17.7 million or 30.2% to approximately S$76.2 million (US$59.2 million) for the year ended December 31, 2025 from approximately S$58.5 million for the year ended December 31, 2024.

Total revenue decreased by approximately S$14.3 million or 19.6% to approximately S$58.5 million for the year ended December 31, 2024 from approximately S$72.8 million for the year ended December 31, 2023.

●	Sales of heavy equipment and parts increased by approximately S$15.4 million, or 33.8%, to approximately S$61.2 million (US$47.6 million) for the year ended December 31, 2025 from approximately S$45.8 million for the year ended December 31, 2024. The increase was primarily due to higher demand because of new projects started such as Changi airport terminal 5, Marina Bay Sands expansion and cross-island MRT line coupled with the downtown MRT line extension.

Sales of heavy equipment and parts decreased by approximately S$10.7 million, or 18.9%, to approximately S$45.8 million for the year ended December 31, 2024 from approximately S$56.4 million for the year ended December 31, 2023. The decrease was primarily due to (a) two large cranes of approximately S$6.5 million sold in the year 2023 was not repeated in 2024; and (b) a drop in the sale of port equipment of approximately S$3.1 million, was mainly due to product mix. Demand and revenue recognised with lower sale value were higher during the year under review than last year despite almost the same quantity of equipment sold.

●	Engineering consultancy service income remained stable at approximately S$2.2 million (US$1.7 million) for the year ended December 31, 2025 and 2024 respectively. Despite no change in current year, project income decreased by approximately S$0.5 million to S$0.1 million (US$0.1 million) for the year ended December 31, 2025 from approximately S$0.6 million for the year ended December 31, 2024 as the project was completed in early of the year. The shortfall of the project income was replaced by an increase in transport and service income.

Engineering consultancy service income decreased by approximately S$4.8 million, or 68.9%, to approximately S$2.2 million for the year ended December 31, 2024 from approximately S$7.0 million for the year ended December 31, 2023 mainly due to the lower recognition of project progress income as the project was completed in early of the year.

●	Rental income increased by approximately S$2.3 million, or 21.1%, to approximately S$12.8 million (US$9.9 million) for the year ended December 31, 2025 from approximately S$10.5 million for the year ended December 31, 2024. This increase was primarily attributable to higher rental demands as explained earlier under the sales of heavy equipment and parts.

Rental income increased by approximately S$1.2 million, or 13.4%, to approximately S$10.5 million for the year ended December 31, 2024 from approximately S$9.3 million for the year ended December 31, 2023. This increase was primarily attributable to higher rental demands, a continued trend from last year.

Cost of revenue

Total cost of revenue increased by approximately S$9.8 million or 20.3%, to approximately S$57.6 million (US$44.8 million) for the year ended December 31, 2025 from approximately S$47.8 million for the year ended December 31, 2024.

For the years ended December 31, 2023 and 2024, our cost of revenue decreased by approximately S$9.2 million or 16.1%, to approximately S$47.8 million for the year ended December 31, 2024 from approximately S$57.0 million for the year ended December 31, 2023.

●

Cost of revenue of sales of heavy equipment and parts increased by approximately S$10.5 million, or 25.2%, to approximately S$52.0 million (US$40.4 million) for the year ended December 31, 2025 from approximately S$41.5 million for the year ended December 31, 2024. Such increase was in line with the increase in both sales volume and overall sales of our heavy equipment and batteries.

Cost of revenue of sales of heavy equipment and parts decreased by approximately S$4.9 million, or 10.5%, to approximately S$41.5 million for the year ended December 31, 2024 from approximately S$46.4 million for the year ended December 31, 2023. Such decrease was in line with the decrease in both sales volume and overall sales of our heavy equipment.

●

Cost of revenue of engineering consultancy service income decreased by approximately S$0.8 million, or 56.6%, to approximately S$0.6 million (US$0.5 million) for the year ended December 31, 2025 from approximately S$1.4 million for the year ended December 31, 2024. Such decrease was primarily attributable to the absence of project cost as it was completed in 3rd quarter of 2024.

Cost of revenue of engineering consultancy service income decreased by approximately S$3.8 million, or 72.8%, to approximately S$1.4 million for the year ended December 31, 2024 from approximately S$5.2 million for the year ended December 31, 2023. Such decrease was primarily attributable to the completion of our project with the Leading Port Operator in current year. The main bulk of the costs of the project were recorded in previous year.

●

Cost of revenue of rental of equipment increased by approximately S$0.1 million, or 1.6%, to approximately S$5.0 million (US$3.9 million) for the year ended December 31, 2025 from approximately S$4.9 million for the year ended December 31, 2024, primarily due to an increase in equipment depreciation and workshop expenses offset by a decrease in equipment leased from third parties.

Cost of revenue of rental of equipment decreased by approximately S$0.5 million, or 9.0%, to approximately S$4.9 million for the year ended December 31, 2024 from approximately S$5.4 million for the year ended December 31, 2023, primarily due to a decrease in equipment rented from third parties offset by an increase in depreciation expenses. It would be more cost efficient of using our own equipment for rental rather than renting it from third parties and sub-lease it to our customers.

Gross profit and gross profit margin

Our gross profit increased by approximately S$7.9 million or 74.7%, to approximately S$18.6 million (US$14.5 million) for the year ended December 31, 2025 from approximately S$10.7 million for the year ended December 31, 2024, which was in line with the increase in our revenue.

Our gross profit decreased by approximately S$5.1 million or 32.5%, to approximately S$10.7 million for the year ended December 31, 2024 from approximately S$15.8 million for the year ended December 31, 2023, which was in line with the decrease in our revenue.

Gross profit for sales of heavy equipment increased by approximately S$5.0 million or 117.5%, to approximately S$9.3 million (US$7.3 million) for the year ended December 31, 2025 from approximately S$4.3 million for the year ended December 31, 2024, primarily due to better product mix and margin as a result of higher demand.

Gross profit for sales of heavy equipment decreased by approximately S$5.8 million or 57.7%, to approximately S$4.3 million for the year ended December 31, 2024 from approximately S$10.1 million for the year ended December 31, 2023, primarily due to stiff competition.

Gross profit for engineering consultancy service income increased by approximately S$0.8 million or 104.5%, to approximately S$1.6 million (US$1.2 million) for the year ended December 31, 2025 from approximately S$0.8 million for the year ended December 31, 2024, primarily due to higher services rendered.

Gross profit for engineering consultancy service income decreased by approximately S$1.0 million or 57.4%, to approximately S$0.8 million for the year ended December 31, 2024 from approximately S$1.8 million for the year ended December 31, 2023, primarily due to a project completed in current year.

Gross profit for rental of equipment increased by approximately S$2.1 million or 38.1%, to approximately S$7.7 million (US$6.0 million) for the year ended December 31, 2025 from approximately S$5.6 million for the year ended December 31, 2024, primarily due to saving in leasing third parties equipment, offset by an increase in depreciation on own equipment.

Gross profit for rental of equipment increased by approximately S$1.7 million or 44.4%, to approximately S$5.6 million for the year ended December 31, 2024 from approximately S$3.9 million for the year ended December 31, 2023, primarily due to converting from renting of equipment for sub-lease to using own equipment.

Our gross profit margin increased by 6.2 percentage points to 24.4% for the year ended December 31, 2025 from 18.2% for the year ended December 31, 2024.

Our gross profit margin decreased by 3.5 percentage points to 18.2% for the year ended December 31, 2024 from 21.7% for the year ended December 31, 2023.

Gross profit margin for sales of heavy equipment increased by 5.9 percentage points to 15.2% for the year ended December 31, 2025 from 9.3% for the year ended December 31, 2024. The increase was mainly due to high product mix and margin as a result of higher demand.

Gross profit margin for sales of heavy equipment decreased by 8.6 percentage points to 9.3% for the year ended December 31, 2024 from 17.9% for the year ended December 31, 2023. The decrease was mainly due to depressed gross profit margin and renewing of existing rental fleet.

Gross profit margin for engineering consultancy service income increased by 36.7 percentage points to 71.5% for the year ended December 31, 2025 from 34.8% for the year ended December 31, 2024. The increase was mainly due to the absence of lower project margin in the current periods as it was completed in 3rd quarter of 2024.

Gross profit margin for engineering consultancy service income increased by 9.3 percentage points to 34.8% for the year ended December 31, 2024 from 25.5% for the year ended December 31, 2023. The increase was mainly due to the absence of lower gross profit margin contributed from the battery swap station project in current year. The bulk of the project low margin was captured in previous year.

Gross profit margin for rental income increased by 7.5 percentage points to 60.8% for the year ended December 31, 2025 from 53.3% for the year ended December 31, 2024. This increase was primarily attributable to lower operating costs as a result of using our own equipment for the rental business rather than rent from third parties.

Gross profit margin for rental income increased by 11.4 percentage points to 53.3% for the year ended December 31, 2024 from 41.9% for the year ended December 31, 2023. This increase was primarily attributable to lower operating costs as a result of using our own equipment for the rental business rather than rent from third parties.

Selling and distribution expenses

Our selling and distribution expenses increased by approximately S$0.2 million or 19.7%, to approximately S$0.8 million (US$0.6 million) for the year ended December 31, 2025, from approximately S$0.6 million for the year ended December 31, 2024. The increase was mainly due to increase in staff commission as a result of higher sales.

Our selling and distribution expenses decreased by approximately S$0.1 million or 12.9%, to approximately S$0.6 million for the year ended December 31, 2024, from approximately S$0.7 million for the year ended December 31, 2023. The decrease was mainly due to decrease in staff cost.

General and administrative expenses

Our general and administrative expenses increased by approximately S$3.5 million, or 47.6%, to approximately S$10.7 million (US$8.3 million) for the year ended December 31, 2025, from approximately S$7.2 million for the year ended December 31, 2024. The increase was mainly due to the increase in the group audit fee, consultancy fee, depreciation for the right-of-use assets, directors fees, provision for doubtful debts, staff costs and IPO expenses that cannot be capitalised.

Our general and administrative expenses increased by approximately S$0.4 million, or 5.4%, to approximately S$7.2 million for the year ended December 31, 2024, from approximately S$6.9 million for the year ended December 31, 2023. The increase was mainly due to the increase in the depreciation for the right-of-use assets, referral fee payment for securing sales and staff costs offset by an absence of impairment of inventories obsolescence.

Total other gain/(loss), net

Our net total other losses decreased by approximately S$0.1 million, or 85.2%, to approximately S$0.1 million (US$0.1 million) for the year ended December 31, 2025, from approximately S$0.2 million for the year ended December 31, 2024. The decrease was mainly due to: (i) decrease in interest income of approximately S$0.3 million due to lower finance leases taken up; (ii) decrease in government grant collection of approximately S$0.1 million as most of the funding were ended; and (iii) offset by exchange gain of approximately S$0.1 million, lower loss on disposal of plant & equipment of approximately S$0.1 million and increase in income received for renting out accessories and parts and higher service income of approximately S$0.3 million.

Our net total other losses increased by approximately S$0.1 million, or 156.3%, to approximately S$0.2 million for the year ended December 31, 2024, from approximately S$0.1 million for the year ended December 31, 2023. The increase in the interest expense of approximately S$0.1 million was mainly due to the increase in the leasing and trust receipts interest expenses, the increase in the loss on the disposal of machinery and equipment and right-of-use assets of approximately S$0.2 million, the decrease in exchange gain and write back of provision for doubtful debts and inventories obsolescence of approximately S$0.4 million, offset by an increase in the interest income derived from finance leases of approximately S$0.6 million.

Income tax expense

Our income tax expense increased by approximately S$0.9 million, or 115.7%, to approximately S$1.6 million (US$1.2 million) for the year ended December 31, 2025 from approximately S$0.7 million for the year ended December 31, 2024. The increase in income tax expense was in line with the increase in profit before tax and higher non-tax deductible expenses incurred mainly by the Cayman holding company and provision for doubtful debts.

Our income tax expense decreased by approximately S$0.3 million, or 30.1%, to approximately S$0.7 million for the year ended December 31, 2024 from approximately S$1.0 million for the year ended December 31, 2023. Income tax expense of approximately S$0.3 million was under provided for in previous year which, was recorded in current year. The decrease in income tax expense was in line with the decreased in profit before tax only if the income tax expense was restated in previous year.

Net Income

As a result of the foregoing, our net income increased by approximately S$3.7 million, or 196.5%, to approximately S$5.6 million (US$4.3 million) for the year ended December 31, 2025 from approximately S$1.9 million for the year ended December 31, 2024.

As a result of the foregoing, our net income decreased by approximately S$5.2 million, or 73.4%, to approximately S$1.9 million for the year ended December 31, 2024 from approximately S$7.1 million for the year ended December 31, 2023.

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

For the Company’s critical accounting policies, please refer to Note- 2 Summary of Significant Accounting Policies disclosed in our consolidated financial statements included elsewhere in this report.

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

Cash flows

The following table summarizes our cash flows for the years ended December 31, 2024 and 2025:

	Year ended December 31,
	2023	2024	2025
	S$’000	S$’000	S$’000	US$’000
Cash and cash equivalent at beginning of the period	5,978	2,340	686	502
Net cash provided by operating activities	(5,820)	5,009	26,229	20,398
Net cash used in investing activities	(3,137)	(8,737)	(16,524)	(12,850)
Net cash provided by financing activities	5,319	2,074	293	228
Effect of exchange rate change on cash and cash equivalent	-	-	-	31
Net change in cash and cash equivalent	(3,638)	(1,654)	9,998	7,807
Cash and cash equivalent as at end of the year	2,340	686	10,684	8,309

Cash flows from operating activities

For the year ended December 31, 2025, our net cash provided by operating activities was approximately S$26.2 million (US$20.4 million) primarily reflecting net income of approximately S$5.6 million (US$4.3 million), as adjusted by (a) positive changes of approximately S$5.8 million (US$4.6 million) in non-cash items primarily including depreciation of plant and equipment and right-of-use assets, and loss on disposal of plant and equipment; and (b) positive changes of approximately S$14.8 million (US$11.5 million) in working capital primarily reflecting (i) an increase of approximately S$1.1 million (US$0.8 million) in accounts receivable due to better collection and a write-off provision previously provided against accounts receivable; (ii) a decrease of approximately S$0.1 million (US$0.1 million) in contract assets accrued but not yet billed; (iii) an increase of approximately S$11.4 million (US$8.9 million) in inventories so that the inventory days will be maintained in the range of 60-120 days; (iv) an increase of approximately S$1.5 million (US$1.2 million) owing to ultimate holding company; (v) a decrease of approximately S$0.6 million (US$0.5 million) in accounts payable and accrued liabilities; and (vi) an increase of approximately S$1.5 million (US$1.2 million) in income and deferred tax payable.

For the year ended December 31, 2024, our net cash provided by operating activities was approximately S$5.0 million, primarily reflecting net income of approximately S$1.8 million, as adjusted by (a) positive changes of approximately S$5.3 million in non-cash items primarily including depreciation of plant and equipment and right-of-use assets, loss on disposal of plant and equipment and reversal of allowance for inventories obsolescence; and (b) negative changes of approximately S$2.1 million in working capital primarily reflecting (i) an increase of approximately S$5.4 million in accounts receivable mainly due to better cash collection; (ii) an increase of approximately S$2.8 million in contract assets accrued but not yet billed; (iii) a decrease of approximately S$8.9 million in inventories due to year end receipt of equipment purchase; (iv) a decrease of approximately S$1.1 million owing to ultimate holding company; (v) a decrease of approximately S$0.6 million in accounts payable and accrued liabilities mainly due to the recognition of year end purchases from a supplier; and (vi) an increase of approximately S$0.3 million in income and deferred tax payable.

For the year ended December 31, 2023, our net cash used in operating activities was approximately S$5.8 million primarily reflecting net income of approximately S$7.1 million, as adjusted by (a) positive changes of approximately S$3.3 million in non-cash items primarily including depreciation of plant and equipment and right-of-use assets, and gain on disposal of plant and equipment; and (b) negative changes of approximately S$16.2 million in working capital primarily reflecting (i) a decrease of approximately S$9.4 million in accounts receivable; (ii) a decrease of approximately S$2.8 million in contract assets accrued but not yet billed; (iii) an increase of approximately S$0.9 million in inventories; (iv) a decrease of approximately S$2.0 million owing to ultimate holding company; (v) a decrease of approximately S$3.4 million in accounts payable and accrued liabilities; and (vi) an increase of approximately S$0.5 million in income and deferred tax payable.

Cash flows from investing activities

For the year ended December 31, 2025, our net cash used in investing activities was approximately S$16.5 million (US$12.9 million), primarily consisting of purchase of plant and equipment, offset by sale proceeds from the disposal of plant and equipment and payment received from finance lease receivables.

For the year ended December 31, 2024, our net cash used in investing activities was approximately S$8.7 million, primarily consisting of purchases of plant and equipment, offset by sale proceeds from the disposal of plant and equipment and payment received from finance lease receivables.

For the year ended December 31, 2023, our net cash used in investing activities was approximately S$3.1 million, primarily consisting of purchases of plant and equipment, sale proceed from the disposal of plant and equipment and payment received from finance lease receivables.

Cash flows from financing activities

For the year ended December 31, 2025, our net cash provided by financing activities was approximately S$0.3 million (US$0.2 million) primarily consisting of proceed from borrowings of approximately S$4.0 million (US$3.1 million), proceed from issuance of new IPO ordinary shares of approximately S$8.2 million (US$6.4 million), partially offset by: (i) repayment for capital and interest portions of lease liabilities of approximately S$9.3 million (US$7.2 million), and S$1.2 million (US$1.0 million), respectively; and (ii) a decrease of approximately S$1.4 million (US$1.1 million) in deferred IPO expenses.

For the year ended December 31, 2024, our net cash provided by financing activities was approximately S$2.1 million primarily consisting of net proceed from borrowings of approximately S$14.4 million, partially offset by: (i) repayment for capital and interest portions of lease liabilities of approximately S$10.7 million, and S$0.9 million, respectively; and (ii) a decrease of approximately S$0.7 million in deferred IPO expenses.

For the year ended December 31, 2023, our net cash provided by financing activities was approximately S$5.3 million primarily consisting of proceed from borrowings of approximately S$14.4 million, partially offset by: (i) repayment for capital and interest portions of lease liabilities of approximately S$7.5 million, and S$0.4 million, respectively; and (ii) a decrease of approximately S$1.2 million in deferred IPO expenses which would be capitalized on completion of the IPO exercise.

Capital Expenditures

We made capital expenditures of S$12.4 million, S$12.8 million and S$17.2 million (US$13.4 million), respectively, in 2023, 2024 and 2025. In these periods, our capital expenditure was mainly used for the purchase of equipment.

We plan to fund our future capital expenditure with our existing cash balance and the proceeds from our initial public offering. We will continue to make capital expenditures to meet the expected growth of our business.

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

Accounts receivable, net

Our accounts receivable, net, decreased by approximately S$1.9 million or 11.4% to approximately S$14.4 million (US$11.2 million) as of December 31, 2025 from approximately S$16.3 million as of December 31, 2024. The decrease was primarily due to better collection.

We did not charge any interest on, or hold any collaterals as security over these accounts receivable balances. We generally offer credit periods of 30 to 60 days to our customers. We have not had, and do not expect to have, issues collecting payment from these longer aging invoices.

The following table sets forth the ageing analysis of our accounts receivable, net, based on the invoiced date as of the dates mentioned below:

	Year ended December 31,
	2024	2025
	S$’000	S$’000	US$’000
Within 30 days	6,345	4,799	3,732
Between 31 and 60 days	3,290	1,367	1,063
Between 61 and 90 days	1,413	2,261	1,758
Between 91 and 120 days	1,089	1,307	1,016
Between 121 and 180 days	1,478	2,867	2,230
Between 181 and 360 days	863	749	582
Over 360 days	1,779	1,060	825
Total account receivables, net	16,257	14,410	11,206

Movements in the provision for impairment of accounts receivable are as follows:

	Year ended December 31,
	2023	2024	2025
	S$’000	S$’000	S$’000	US$’000
Opening balance	4,240	3,642	3,053	2,374
Provision of loss allowance	41	19	1,442	1,121
Write-off of loss allowance	(532)	(582)	(2,594)	(2,017)
Write-back of loss allowance	(107)	(26)	-	-
Closing balance	3,642	3,053	1,901	1,478

For the year ended December 31, 2025, net amount owing for more than 120 days by invoice date was approximately S$4.7 million (US$3.6 million), of which net balance of S$1.0 million was attributable to a special arrangement requested by our Major Supplier, to extend the credit term to a local customer, approximately S$1.5 million was purchased by customer under bank financing. After year ended December 31, 2025, the outstanding amount under the special arrangement was fully collected. In addition, we received approximately S$1.2 million from the bank.

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

We determine, on a continuing basis, the probable losses and an allowance for doubtful accounts, based on several factors including internal risk ratings, customer credit quality, payment history, historical bad debt/write-off experience and forecasted economic and market conditions. Accounts receivables are written off after exhaustive collection efforts occur and the receivable is deemed uncollectible. In addition, receivable balances are monitored on an ongoing basis and its exposure to bad debts is not significant.

Accounts payable and accrued liabilities

The general credit terms from our major suppliers are payment within 30-180 days. Our accounts payable decreased by approximately S$0.6 million or 5.3% to approximately S$11.5 million (US$8.9 million) as of December 31, 2025 from approximately S$12.1 million as of December 31, 2024. This decrease was mainly due to utilization of deposits received in advance and deduction in deferred income.

Our accounts payable decreased by approximately S$0.6 million or 4.7% to approximately S$12.1 million as of December 31, 2024 from approximately S$12.7 million as of December 31, 2023. This decrease was mainly due to payment to suppliers, offset by an increase in advance deposit collected.

We did not have any material default in payment of accounts payable during the years ended December 31, 2024 and 2025.

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

We had the following contractual obligations and lease commitments as of December 31, 2024:

Contractual Obligations	Total	Less than 1 Year	2-5 years	More than 5 years
Operating lease commitment	14,286	7,421	6,840	25
Bank borrowings	23,333	23,333	-	-
Total obligations	37,619	30,754	6,840	25

We had the following contractual obligations and lease commitments as of December 31, 2025:

Contractual Obligations	Total	Less than 1 year	2-5 years	More than 5 years
Operating lease liabilities	14,164	6,606	7,558	-
Bank borrowings	16,953	16,953	-	-
Total obligations	31,117	23,559	7,558	-

We believe that we have sufficient working capital for our requirements for at least the next 12 months from the date of this annual report, absent unforeseen circumstances, taking into account the financial resources presently available to us, including cash and cash equivalents on hand, cash flows from our operations and the estimated net proceeds from the initial public offering.

Bank indebtedness

Bank Borrowings	Terms of repayments	Annual interest rate	As of December 31, 2024	As of December 31, 2025
			S$’000	S$’000	US$’000
Term loan	within 5 years	3.0%	175	-	-
Bills payable	-	-	23,158	16,953	13,184
Total			23,333	16,953	13,184

As of December 31, 2024 and 2025, term loans were obtained from several financial institutions in Singapore, which bear annual interest at a fixed rate of 3.0% and are repayable within 5 years. The term loan has been fully repaid in August 2025.

Our bank borrowings currently are guaranteed by personal guarantees from Mr. Jison Lim and corporate guarantee provided by Ten-League Corp, the ultimate holding company. We intend to seek a waiver for future guarantees following the completion of the initial public offering.

Capital commitments

As of December 31, 2023, 2024 and 2025, we did not have any capital commitments.

Off-Balance Sheet Transactions

As of December 31, 2024 and 2025, we have not entered into any material off-balance sheet transactions or arrangements.

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

C. Research and Development

Please refer to “Item 4. Information of the Company — B. Business Overview — Research and Development” for details.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2025 that are reasonably likely to have a material and adverse effect on our income, expenses, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions. Please refer to “Item 5. Operating and Financial Review and Prospects—A. Operating Results —Key Factors Affecting Our Results of Operations” for details.

E. Critical Accounting Estimates

The following accounting estimates relate to the significant areas involving management’s judgments and estimates in the preparation of our financial statements, and are those that it believes are the most critical to aid the understanding and evaluation of this management discussion and analysis:

●	revenue recognition,
●	provision for allowance for expected credit losses on accounts receivables,
●	impairment assessment on inventories,
●	useful lives for property, plant and equipment and impairment assessment on long-lived assets, and
●	deferred taxes and uncertain tax position.

Revenue Recognition

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

Revenue from engineering consultancy services provided

Engineering consultancy service contracts where control transfers only upon completion of the service, revenue is recognized at the point in time when:

-	the service has been completed;
-	the customer has accepted the service, where applicable; and
-	the Company has a present right to payment.

Revenue from equipment rental

Rental income is recognised on a time-proportion basis over time taking into account the effective yield on the assets on a straight-line basis over the lease term.

Our revenue recognition policy is consistent for fiscal years 2024 and 2025.

Provision for allowance for expected credit losses on accounts receivables

For fiscal years 2025 and 2024, we maintained allowances for credit losses for estimated losses resulting from the inability of our customers to make required payments. A considerable amount of judgment is required to assess the likelihood of the ultimate realization of accounts receivable. We make our estimates of the collectability of our accounts receivable by analyzing historical bad debts, specific customer creditworthiness and current economic trends. Accounting Standards Codification No. 326, Financial Instruments – Credit Losses (“ASC 326”) requires measurement and recognition of expected credit losses for financial assets held. We recognize an allowance for credit loss at the time a receivable is recorded based on our estimate of expected credit losses and adjust this estimate over the life of the receivable as needed.

An account receivable is written off against the allowance for credit loss made after all collection effort has ceased. We evaluate the aggregation and risk characteristics of a receivable pool and develop loss rates that reflect historical collections, current forecasts of future economic conditions over the time horizon we are exposed to credit risk, and payment terms or conditions that may materially affect future forecasts. See Note 6 to our consolidated financial statements included elsewhere in this report for provision of expected credit losses.

Impairment assessment on inventories

Inventories, net which comprise mainly of heavy equipment and spare parts available for sale and are primarily stated at the lower of cost (on average cost method) or net realizable value. We evaluate the realizability of our inventories, based on assumptions about expected demand and market conditions. Our assumption of expected demand is developed based on our analysis of bookings, sales backlog, sales pipeline, market forecast. Our assumption of expected demand is based on management’s estimate of future consumption for safety products and historical sales volumes.

Market conditions that could affect the realizable value of our inventories and are periodically evaluated by us include historical inventory turnover ratio, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, the current market price of raw materials. If, based on assumptions about expected demand and market conditions, we determine that the cost of inventories exceeds its net realizable value or inventory is excess or obsolete, we record a write-down equal to the difference between the cost of inventories and the estimated net realizable value, which may be material. If actual market conditions are more favorable, we may have higher gross margins when products that have been previously written down are sold in the normal course of business. See Note 5 to our consolidated financial statements included elsewhere in this report for impairment of inventories.

Useful lives for plant and equipment and impairment assessment on long-lived assets

We have long-lived assets that consist primarily of plant and equipment stated at cost, net of accumulated depreciation and impairment, as applicable. The depreciation charge is calculated on a straight-line basis and depends on the estimated useful lives of each type of asset and, in certain circumstances, estimates of fair values and residual values. Our plant and equipment is primarily composed of office equipment, motor vehicles, machinery and equipment, which have approximately the different useful lives. See Note 2 to our consolidated financial statements included elsewhere in this report for estimated useful lives.

Management reviews our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset (asset group) may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of their carrying amount to the undiscounted future cash flows expected to be generated thereby. If such assets are not recoverable based on that test, impairment is recorded in the amount by which the carrying amount of the assets exceeds their fair value as determined in accordance with Accounting Standard Codification (“ASC”) 820.

Deferred taxes and uncertain tax position

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting basis and the tax basis of assets and liabilities, as well as for operating loss and tax credit carry-forwards.

The Company recognizes deferred tax assets to the extent that management believes it is more likely than not that such assets will be realized. In evaluating the realizability of deferred tax assets, management considers all available positive and negative evidence, including historical operating results, cumulative earnings or losses in recent periods, scheduled reversals of taxable temporary differences, projected future taxable income, and feasible tax planning strategies. Because this assessment requires significant judgment regarding future taxable income and the timing of reversal of temporary differences, changes in these assumptions may result in a material adjustment to the valuation allowance recorded against deferred tax assets.

In addition, the Company applies the recognition and measurement guidance of ASC 740 for uncertain tax positions. The Company recognizes a tax benefit from a tax position only when it determines that the position is more likely than not to be sustained upon examination by the relevant taxing authority based on the technical merits of the position. The amount of benefit recognized is measured as the largest amount of benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement.

Management’s evaluation of uncertain tax positions requires significant judgment in interpreting tax laws and regulations and in assessing the potential outcome of examinations by taxing authorities. The Company records liabilities for uncertain tax positions, including related interest and penalties when applicable, based on management’s estimate of the amount that may ultimately be payable.

Because the determination of deferred tax assets, valuation allowances, and uncertain tax positions involves significant judgment, actual results could differ from these estimates. Changes in tax laws, tax regulations, or the outcome of tax examinations could materially affect the Company’s income tax expense, deferred tax balances, and cash flows in future periods.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report. The business address of each of our directors and executive officers is c/o 7 Tuas Avenue 2, Singapore 639447.

Name	Age	Title
Executive Officers and Directors:
Jison Lim	51	Director, chief executive officer and chairman
Lin LiMing	49	Director and vice president

Key Personnel:
Lim Boon Ping	61	Chief financial officer
Tok Soon Chong	59	Chief technical officer
Zhou Heng	36	General manager

Independent Directors:
Jeffrey Ong Shen Chieh	50	Independent director
Kong Chee Keong	59	Independent director
Cheam Heng Haw	51	Independent director

Executive Officers and Directors

Jison Lim, or Mr. Lim, aged 51, is our chairman, chief executive officer and a director. Mr. Lim is responsible for managing the business operation and formulating business strategies for our Group. Mr. Lim was appointed as a director of Ten-League Corp on September 26, 1998 and was appointed as our chairman, chief executive officer and a director of the Company on 17 March, 2023. He is currently a director of all the subsidiaries of our Group. He is the spouse of Ms. Lin.

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

Lin LiMing, or Ms. Lin, aged 49, is our Vice President and a director. Ms. Lin joined our Group on May 15, 2023. Before joining our Group, she worked at Ten-League Corp from April 30, 2007. Ms. Lin is responsible for overseeing the general management, financial, operational and administrative aspects of our Group. Ms. Lin was appointed as our Vice President and a director on 3 July, 2023. She is currently a director of all the subsidiaries of our Group. She is the spouse of Mr. Lim.

Ms. Lin obtained a certificate from the general management program from NUS Business School in 2014. Since joining our Group from April 30, 2007,

Ms. Lin has accumulated approximately 17 years of experience in managing the business.

Family relationship

Mr. Lim, our chairman, chief executive officer and a director, is the husband of Madam Lin, our vice president and a director. Other than as disclosed, there are no family relationships among our directors or executive officers.

Key Personnel

Lim Boon Ping, or Mr. Lim BP, aged 61, joined our Group in December 2020 as the chief financial officer. He is primarily responsible for overseeing the financial functions, tax and corporate secretarial matters of our Group. Mr. Lim BP has over 25 years of experience in accounting and finance. From June 1997 to November 2018, he worked as the chief financial officer of different companies in Singapore in different industries from a manufacturer and distributor of ophthalmic lenses, property developer, manufacturer of plastic components, textile and apparel supply chain, construction to trading and leasing of motor cars. Mr. Lim BP obtained the chartered certified accountant qualification from the Association of Chartered Certified Accountants (ACCA) in June 1987 and from the Institute of Singapore Chartered Accountants (ISCA) in 1993. He is a full member of ACCA and ISCA. Mr. Lim has completed the chartered valuer and appraiser programme in January 2023 and was awarded with the certificate by the Institute of Valuer and Appraisers Singapore (“IVAS”). He is currently an associate member of IVAS. He obtained a professional certification in sustainability assurance from ISCA in April 2025.

Mr. Lim BP is currently a director of Starlight Advisory Pte Ltd, an advisory and book-keeping services firm in Singapore where he is mainly responsible for overseeing all functions of the firm.

Tok Soon Chong, or Mr. Tok, aged 59, joined our Group in December 2018 as a chief technical officer. He is primarily responsible for developing the port business and building up the engineering capabilities for our Group. Mr. Tok is also responsible for contract negotiation, tender preparation, design and execution of mechanical, structural and electrical projects related to port and crane installations. Mr. Tok has over 34 years of experience in engineering. From January 1989 to October 1997, he worked as engineer with both Chartered Industries of Singapore and National University of Singapore primarily responsible for performing structural analysis and designing on defense equipment, vehicles and other structural components using FEM packages (Nastran, Dyna, Nike and Autodyne) and instrumentation in ST Ordnances. From October 1997 to November 2018, he joined Portek Systems & Equipment Pte Ltd as a senior engineer and was later promoted as an assistant technical director in 2002 who was responsible for execution of all projects. Mr. Tok was later promoted as the technical director in 2004 and was further promoted as the managing director from 2005 to 2011 during which he was also the executive director and chief technical officer of Portek International Ltd. The Portek group was later acquired by Mitsui & Co in December 2011 and delisted from Singapore stock exchange subsequently. After the acquisition of the Portek group, he remained as the executive director and chief technical officer of Portek International Pte Ltd and chief executive officer of Portek Systems & Equipment Pte Ltd from 2012 to 2018. Mr. Tok obtained his Bachelor of Engineering degree (mechanical engineering) in 1994 and Master of Science (mechanical engineering) in 1997 from the National University of Singapore. He obtained his qualification as a chartered engineer in 2018 and in the same year he was elected as assessor for Chartered Engineer in Institute of Engineers Singapore for qualifying Chartered Engineer in the field of Ports and Marine Engineering in 2018 until now.

Zhou Heng, or Mr. Zhou, aged 36, joined our Group in September 2015 as the marketing manager and was subsequently promoted as the General Manager in September 2019. He is responsible for the overall management of sales, service and operations team by managing and negotiating sale and purchase contracts with manufacturers and customers. He is also responsible for preparing annual sales forecast, providing market and cost benefit analysis to develop effective sales and marketing plans in order to develop strategies business plans and polices for our Group. Mr. Zhou has more than 12 years of experience in the industry of engineering. From August 2011 to August 2015, he worked as an engineer to develop wheel loader products and its hydraulic system and also the development of hydrostatic technology products. Mr. Zhou obtained his Bachelor Degree in mechanical engineering in July 2011 from Taiyuan University of Science and Technology.

Independent Directors

Jeffrey Ong Shen Chieh, or Mr. Ong, aged 50, serves as an independent director, the chairman of the nomination committee and a member of the audit committee and compensation committee. Mr. Ong has over 15 years of experience in corporate finance, private equity and merger and acquisitions. From May 2006 to August 2008, Mr. Ong worked at Provenance Capital Pte. Ltd. at which his last position was senior manager. From August 2008 to February 2012, Mr. Ong worked at EV Capital Pte. Ltd. at which his last position was senior vice-president. From March 2012 to February 2016, Mr. Ong worked as a senior manager and the head of new business development department at ORIX Leasing Singapore Limited. From December 2020 to August 2025, Mr. Ong was the Executive Director and CEO of V2Y Corporation Limited. He is currently an Executive Director of Sakal Capital Pte Ltd.

Mr. Ong is currently an independent non-executive director of both Attika Group Limited and Sen Yue Holdings Limited, the issued shares of which are listed on the Catalist of Singapore Exchange Securities Trading Limited, or SGX (stock code: 53W and 5BS, respectively). Mr. Ong obtained a degree of Bachelor of Science (Real Estate) from the National University of Singapore in July 2001.

Kong Chee Keong, or Mr. Kong, aged 59, serves as an independent director, the chairman of the audit committee and a member of the compensation committee and nomination committee. Mr. Kong is a Chartered Accountant with more than 29 years of experience of corporate development, private equity investment as well as accounting and corporate governance. In the past decade, he developed and managed several energy projects. Mr Kong previously served as the CEO and Executive Director of a Singapore listed company, Darco Water Technologies Limited. He also founded and served as Managing Director of Penvest Co Pte Ltd. At present, Mr. Kong is serving as an independent non-executive director and chairman of the audit committee of JEP Holdings Limited and SHS Holdings Ltd. Mr Kong is also serving as the non-executive independent director for Ever Glory United Holdings Limited and PC Partner Group Limited. Mr. Kong obtained a Master’s degree in Business Administration from the University of Manchester, United Kingdom and a Bachelor’s degree in Accountancy from the National University of Singapore. He is a full member of the Institute of Singapore Chartered Accountants and member of the Singapore Institute of Directors.

Cheam Heng Haw, or Mr. Cheam, aged 51, is the chairman of the compensation committee and a member of the audit committee and nomination committee. Mr. Cheam is a qualified solicitor in Singapore and currently an equity partner with Rajah & Tann Singapore, LLP. He has been involved in various public merger and acquisitions transactions and capital markets transactions. Mr. Cheam obtained his LLB Degree from the King’s College, University of London in 1999. He is a full member of the Singapore Academy of Law and the Law Society of Singapore.

Board of Directors

Our board of directors consists of five directors, three of whom are independent directors within the meaning of Nasdaq Marketplace Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act.

Subject to the Nasdaq rules and disqualification by the chairman of the relevant board meeting, a director may vote, as a director in respect of any contract, proposed contract, arrangement, proposal or transaction in which he has an interest which is not a material interest or falls within the categories as prescribed in our third amended and restated memorandum and articles of association. A director who has a material interest in any contract, proposed contract, arrangement, proposal or transaction (otherwise then by virtue of his interests, direct or indirect, in our shares or debentures or other securities of, or otherwise in or through, our Company) which is to be considered at the meeting of directors shall not be counted in the voting, nor be counted in the quorum present at such meeting. Our board of directors may exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service as a director.

B. Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2023, we paid an aggregate of approximately S$739,180 and S$682,028 in cash to our executive officers and directors, respectively. For the year ended December 31, 2024, we paid an aggregate of approximately S$776,859 and S$702,700 in cash to our executive officers and directors, respectively. For the year ended December 31, 2025, we paid an aggregate of approximately S$810,554 (US$630,368) and S$650,000 (US$505,505) in cash to our executive officers and directors, respectively.

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

Employment Agreement with Mr. Jison Lim

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

Employment Agreement with Ms. Lin LiMing

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

Directors’ Agreements

Each of our directors has entered into a director’s agreement with the Company of which the employment agreements with Mr. Lim and Ms. Lin were effective from May 15, 2023 and the others are effective from March 31, 2025. The terms and conditions of such directors’ agreements are similar in all material aspects. Each director’s agreement is for an initial term of one year and will continue until the director’s successor is duly elected and qualified. Each director’s agreement provides for a monthly base salary. Each director will be up for re-election each year at the annual shareholders’ meeting and, upon re-election, the terms and provisions of his or her director’s agreement will remain in full force and effect. Any director’s agreement may be terminated for any or no reason by the director or at a meeting called expressly for that purpose by a vote of the shareholders holding more than 50% of the Company’s issued and outstanding ordinary shares entitled to vote.

Board Committees

We have established an audit committee, a compensation committee and a nominating and corporate governance committee under our board of directors. We have adopted a charter for each of the committees prior to the completion of the initial public offering. Each committee’s members and functions are described below.

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

Compensation Committee

Mr. Cheam, Mr. Ong and Mr. Kong, all of whom are independent directors, serve on the compensation committee, which is chaired by Mr. Cheam. Our Board has determined that each such member satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee’s responsibilities include:

●	evaluating the performance of our chief executive officer in light of our company’s corporate goals and objectives and, based on such evaluation: (i) recommending to the Board the cash compensation of our chief executive officer, and (ii) reviewing and approving grants and awards to our chief executive officer under equity-based plans;
●	reviewing and recommending to the board of directors the cash compensation of our other executive officers;
●	reviewing and establishing our overall management compensation, philosophy and policy;
●	overseeing and administering our compensation and similar plans;
●	reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters and evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq rule;
●	retaining and approving the compensation of any compensation advisors;
●	reviewing and approving our policies and procedures for the grant of equity-based awards;
●	reviewing and recommending to the board of directors the compensation of our directors; and
●	preparing the compensation committee report required by SEC rules, if and when required.

Nomination Committee

Mr. Ong, Mr. Cheam and Mr. Kong, all of whom are independent directors, serve on the compensation committee, which is chaired by Mr. Ong. Our board of directors has determined that each member of the nomination committee is “independent” as defined in the applicable Nasdaq rules. The nomination committee’s responsibilities include:

●	developing and recommending to the Board’s criteria for board and committee membership;
●	establishing procedures for identifying and evaluating director candidates, including nominees recommended by stockholders; and
●	reviewing the composition of the Board to ensure that it is composed of members containing the appropriate skills and expertise to advise us.

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

Under our second amended and restated memorandum and articles of association, we may indemnify our directors and officers to, among other persons, our directors and officers from and against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such persons, other than by reason of such their own dishonesty, wilful default or fraud as determined by a court of competent jurisdiction, in or about the conduct of our business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such persons in defending (whether successfully or otherwise) any civil proceedings concerning our affairs in any court whether in the Cayman Islands or elsewhere.

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

Applicable percentage ownership is based on 29,404,342 ordinary shares of our Company issued and outstanding as of the date of this report.

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

Unless otherwise noted below, the address of each person listed on the table is 7 Tuas Avenue 2, Singapore 639447.

	Shares Beneficially Owned
Name of Beneficial Owners	Number	Percentage (2)

Named directors and Executive Officers*:
Mr. Jison Lim(1)	23,618,255	80.32%

Ms. Lin LiMing	-	-

Independent director:

Mr. Jeffrey Ong Shen Chieh	-	-

Mr. Kong Chee Keong	-	-

Mr. Cheam Heng Haw	-	-

All directors and executive officers as a group	23,618,255	80.32%

5% Shareholders*:	23,618,255	80.32%
Ten-League Corp (1)

Notes:

*: The business address of our directors, executive officers and Ten-League Corp is c/o 7 Tuas Avenue 2, Singapore 639447.

(1) Ten-League Corp owned as to 99.0% by Mr. Lim and 1.0% by Ms. Lin.

(2) Based on 29,404,342 ordinary shares issued and outstanding as of the date of this annual report.

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

Other Related Party Transactions

In addition to the employment agreements, indemnification agreements and the securities issuances, we describe below the related party transactions of our Company that occurred during the years ended December 31, 2023, 2024 and 2025.

	Year ended December 31,
Nature of transactions	2023	2024	2025
	S$’000	S$’000	S$’000

Ten-League Corporations Pte. Ltd.(1)
- Management fee charged	2,471	1,358	1,327
- Purchase of plant and equipment	884	10	335
- Purchase of spare parts	708	877	2,024
- Purchase of motor vehicles	88	-	-
- Expenses paid on behalf	-	3	12
- Services rendered	-	2	-
- Lease payments in respect of:
Plant and equipment	131	-	-
Factory premises	480	1,096	1,234
- Sale of equipment	-	-	1,396
Ten-League Green Energy Pte. Ltd.(2)
- Subcontract costs	373	203	-

These related parties are controlled by the common shareholders of the Company.

(1)	- Ultimate holding company
(2)	- 100% held by Ten-League Corporations Pte Ltd

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

Dividend Policy

No dividends were paid by the companies comprising our Group for the years ended December 31, 2024 and 2025. Dividends of approximately S$6,000,000 was paid by the companies comprising our Group for the years ended December 31, 2023.

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

B. Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

A. Offering and Listing Details

We have applied for the listing of our ordinary shares on Nasdaq under the symbol “TLIH”

B. Plan of Distribution

Not applicable.

C. Markets

See Item 9.A. above.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our second amended and restated memorandum and articles of association contained under the heading “Description of Share Capital” in our registration statement on Form F-1 (File No. 333- 275240) originally filed with the SEC on October 18, 2024, as amended.

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

Goods and Services Tax

The Goods and Services Tax, or GST, in Singapore is a broad-based consumption tax that is levied on import of goods into Singapore, as well as nearly all supplies of goods and services in Singapore at the prevailing rate of 9% with effect from January 1, 2024.

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

Passive Foreign Investment Company Considerations

For United States federal income tax purposes, a non-United States corporation, such as our Company, will be treated as a “passive foreign investment company,” or “PFIC”, if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. In making this determination, the non-U.S. corporation is treated as earning its proportionate share of any income and owning its proportionate share of any assets of any corporation in which it holds a 25% or greater interest. Based upon our current and expected income and assets Based upon our current and expected income and assets, including goodwill and the value of the assets held by our strategic investment business, we do not presently expect to be classified as a PFIC for the current taxable year and or the foreseeable future.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative and Qualitative Disclosures about Market Risk

Concentration of credit risk

Financial instruments consist of cash equivalents, and accounts receivable. Cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. As of December 31, 2023, 2024 and 2025, bank and cash balances of approximately S$2.3 million, S$0.7 million and S$10.7 million (US$8.3 million) was maintained at financial institutions in Singapore, of which approximately S$2.3 million, S$0.2 million and S$8.5 million respectively was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

Customer concentration risk

For the year ended December 31, 2025, there was one single customer who accounted approximately for 15.2% of the Company’s revenues. Such substantial revenue contribution by this customer was primarily attributable to the sales of a total of twenty-two units of equipment with a combined value of approximately S$11.6 million.

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

The major customer for December 31, 2023, 2024 and 2025 is the same major customer.

Interest rate risk

As the Company has no significant interest-bearing assets, the Company’s income and operating cash flows are substantially independent of changes in market interest rates.

The Company’s interest-rate risk arises from bank borrowings. The Company manages interest rate risk by varying the issuance and maturity dates of variable rate debt, limiting the amount of variable rate debt, and continually monitoring the effects of market changes in interest rates. As of December 31, 2023, 2024 and 2025, the term loans were at fixed interest rates.

Foreign currency risk

The Company’s foreign exchange risk results mainly from cash flows from transactions denominated in foreign currencies. At present, the Company does not have any formal policy for hedging against currency risk. The Company ensures that the net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates, where necessary, to address short-term imbalances.

The Company has transactional currency exposures arising from sales or purchases that are denominated in a currency other than the functional currency of the Company, primarily Chinese Renminbi. The Company’s exposure to Chinese Renminbi is minimal and is not expect to have a material impact.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company ensures that it has sufficient cash and bank balances, and liquid assets to meet its expected operational expenses, including servicing for financial obligations and bank borrowings.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Not applicable.

PART II.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to the Registration Statement, with respect to the Company’s initial public offering completed on July 8, 2025 (the “IPO”).

In the IPO, the Company received gross proceeds in the amount of approximately US$6.4 million and net proceeds of approximately US$6.0 million after deducting underwriting discounts and expenses. As of the date of this annual report, we used approximately US$2.4 million of the net proceeds received from the IPO for repayment of bank borrowings, working capital and remaining payments to professional parties in relation to the IPO and ongoing listing.

The remaining balance of the proceeds of approximately US$3.6 million from our initial public offering as disclosed in our registration statements on Form F-1 will be used subsequent to year ended December 31, 2025.

None of these net proceeds from our initial public offering and the optional offering was paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates or others.

ITEM 15. CONTROLS AND PROCEDURES

Internal Control over Financial Reporting

Disclosure Controls and Procedures

Disclosure controls and procedures include controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Our management, under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, with the Audit Committee oversight and in consultation with external consulting firms, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, as of December 31, 2025.

Management Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) or 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, with the Audit Committee oversight and in consultation with external consulting firms, the company conducted an evaluation of the effectiveness of the company’s internal control over financial reporting as of December 31, 2025 using its internal standard operating procedures (“SOP”). Based on this assessment, our management has concluded that, as of December 31, 2025, our internal control over financial reporting was effective.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Mr. Kong Chee Keong, Mr. Jeffrey Ong Shen Chieh and Mr. Cheam Heng Haw, and is chaired by Mr. Kong Chee Keong. Our board of directors has determined that Mr. Kong Chee Keong, Mr. Jeffrey Ong Shen Chieh and Mr. Cheam Heng Haw each and all satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act, and Nasdaq Marketplace Rule 5605(a)(2). Our audit committee consists solely of independent directors that satisfy the Nasdaq and SEC requirements within one year of the completion of the initial public offering. We have determined that Mr. Kong Chee Keong qualifies as an “audit committee financial expert.”

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conducts and ethics, which is applicable to all of our directors, officers, employees and advisors. Our code of ethics and our code of conduct are publicly available on our website, www.ir.ten-league.com.sg. Information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein.

ITEM 16C. PRINCIPAL ACCOUNTANT FEE AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal accountant for the periods presented.

	Years ended December 31,
	2023	2024	2025
	S$’000	S$’000	S$’000
Accounting fees and expenses(1)	$180	$242	$154

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

b.	Cybersecurity Threat – any potential unauthorized occurrence on or conducted through our information systems that may result in adverse effects on the confidentiality, integrity, or availability of our information systems or any information residing therein.

2.	Assessment: We periodically assess our risks relating to cybersecurity threats, including risks relating to our reliance on third parties. In so doing, we consider the likelihood and impact that could result from the manifesting of such risks, together with the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks, together with the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks, including evaluating and if available obtaining cyber liability insurance, and aligning such cyber-risk management policies with the our business needs by integrating cyber-risk analysis into significant business decisions.

3.	Management: If deemed appropriate, we design and implement reasonable safeguards to address any identified gaps in our existing processes and procedures.

4.	Evaluation: If a cybersecurity breach occurs, our associate director of business strategy and innovation technology department will determine whether the cybersecurity incident or cybersecurity threat is “material” (.i.e. is there a substantial likelihood that a reasonable shareholder would consider it important in making an investment decision or if it would have significantly altered the “total mix” of information made available?), assessing among other factors potential or actual financial impacts, reputational damage, and operational disruptions.

5.	Report: Establish and monitor an incident response approach requiring our chief financial officer to report to us, the full board of directors and legal counsel any cybersecurity concerns or events.

6.	Disclosure: To ensure compliance with SEC requirements and maintain overall stakeholder confidence in us, all material and known facts regarding the cybersecurity breach will be recorded, including their nature, scope, and financial implications; and a Form 6-K will be prepared and filed within four (4) business days after the determination that a “material” cybersecurity incident has occurred.

We presently do not engage third parties to assist with evaluating the effectiveness of our risk-management and cybersecurity practices.

PART III.

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19. EXHIBITS

Index to Exhibits

Exhibit Number	Description
1.1	Second Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated by reference to Exhibit 3.2 to our registration statement on Form F-1/A (File No. 333-275240) filed with the SEC on October 18, 2024)

2.1	Registrant’s Specimen Certificate for Class A ordinary shares (incorporated by reference to Exhibit 4.1 to our registration statement on Form F-1/A (File No. 333-275240) filed with the SEC on February 23, 2024)

4.1	Form of Director Offer Letter (incorporated by reference to Exhibit 10.1 to our registration statement on Form F-1/A (File No. 333-275240) filed with the SEC on November 17, 2023)

4.2	Form of Indemnification Agreement between the Registrant and its directors (incorporated by reference to Exhibit 10.2 to our registration statement on Form F-1/A (File No. 333-275240) filed with the SEC on December 26, 2023)

4.6	Service Dealer Agreement with effect from January 1, 2021 between Ten-League Engineering & Technology Pte. Ltd. and Sany International Development Ltd. (incorporated by reference to Exhibit 10.6 to our registration statement on Form F-1 (File No. 333-275240) filed with the SEC on November 1, 2023)

4.7	Service Dealer Agreement with effect from January 1, 2021 between Ten-League Engineering & Technology Pte. Ltd. and Sany International Development Ltd. (incorporated by reference to Exhibit 10.7 to our registration statement on Form F-1 (File No. 333-275240) filed with the SEC on June 12, 2024)

8.1	List of Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to our registration statement on Form F-1 (File No. 333-275240) filed with the SEC on November 1, 2023)

14.1	Code of Conduct (incorporated by reference to Exhibit 14.1 to our registration statement on Form F-1 (File No. 333-275240) filed with the SEC on June 12, 2024)

12.1*	Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

16.1	Insider Trading Policy

97.1	Clawback Policy

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed with this annual report on Form 20-F.

**	Furnished with this annual report on Form 20-F.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Ten-League International Holdings Limited

/s/ Jison Lim
	Name:	Jison Lim
	Title:	Director, Chairman and Chief Executive Officer

Date: April 30, 2026

INDEX TO

TEN-LEAGUE INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Shareholders and Board of Directors of

TEN-LEAGUE INTERNATIONAL HOLDINGS LIMITED AND ITS SUBSIDIARIES

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ten-League International Holdings Limited and subsidiaries (collectively referred to as the “Company”) as of December 31, 2024, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the two years ended December 31, 2024 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations, changes in shareholders’ equity and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

Singapore

April 30, 2025

Onestop Assurance PAC (PCAOB: 6732)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Ten-League International

Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Ten-League International Holdings Limited and its subsidiaries (the Company) as of December 31, 2025, and the related consolidated statement of operations and comprehensive income, changes in shareholders’ equity, and cash flows for the year ended December 31, 2025, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ CT International LLP

We have served as the Company’s auditor since 2025.
San Francisco, California
April 30, 2026

TEN-LEAGUE INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amount in thousands, except for share and per share data, or otherwise noted)

		As of Dec 31,		As of Dec 31,		As of Dec 31,
	Note	2024		2025		2025
		S$’000		S$’000		US$’000
						(Note 2(d))
ASSETS
Current assets:
Cash and cash equivalents		686		10,684		8,309
Accounts receivable, net	4	16,257		14,410		11,206
Contract assets		-		79		61
Inventories, net	5	18,620		15,761		12,257
Deposits, prepayments and other receivables	6	1,808		2,996		2,330
Deferred IPO expenses		1,901		-		-
Total current assets		39,272		43,930		34,163

Non-current assets:
Plant and equipment, net	7	30,233		33,137		25,769
Right-of-use assets	8	1,199		11		9
Other receivables	6	343		304		236
Total non-current assets		31,775		33,452		26,014

TOTAL ASSETS		71,047		77,382		60,177

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	9	12,136		11,488		8,934
Amounts due to related parties	10	12,930		14,472		11,254
Bank borrowings	11	23,333		16,953		13,184
Lease liabilities	12	7,421		6,606		5,137
Income tax payable		127		993		772
Total current liabilities		55,947		50,512		39,281

Long-term liabilities:
Lease liabilities	12	6,865		7,558		5,878
Deferred tax liabilities	13	2,017		2,613		2,032
Total long-term liabilities		8,882		10,171		7,910

TOTAL LIABILITIES		64,829		60,683		47,191

Commitments and contingencies (Note 19)		-		-		-

Shareholders’ equity
Ordinary share, par value US$0.000025, 20,000,000,000 shares authorized, 27,796,502 and 29,404,342 ordinary shares issued and outstanding as of December 31, 2024 an December 31, 2025, respectively**	14	-	*	-	*	*
Additional paid-in capital		883		5,778		4,493
Retained earnings		5,335		10,921		8,493
Accumulated other comprehensive income		-		-	*	-	*
Total shareholders’ equity		6,218		16,699		12,986
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		71,047		77,382		60,177

*	– denotes amount less than $’000.

**	- Retrospectively presented for the effect of pro rata share allotment, 1-for-40 forward split and share surrender in preparation of the Company’s initial public offering (Note 1).

See accompanying notes to consolidated financial statements.

TEN-LEAGUE INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amount in thousands, except for share and per share data, or otherwise noted)

		Year ended December 31,
	Note	2023	2024	2025	2025
		S$’000	S$’000	S$’000	US$’000
					(Note 2(d))
Revenues, net	3,15	72,782	58,496	76,178	59,241

Cost of revenue		(57,000)	(47,838)	(57,562)	(44,764)

Gross profit		15,782	10,658	18,616	14,477

Operating cost and expenses:
Selling and distribution		(729)	(635)	(760)	(591)
General and administrative		(6,856)	(7,226)	(10,666)	(8,295)
Total operating cost and expenses		(7,585)	(7,861)	(11,426)	(8,886)

Profit from operations		8,197	2,797	7,190	5,591

Other income (expense):
Gain from disposal of right-of-use assets		55	-	-	-
Loss from disposal of plant and equipment		-	(126)	(30)	(23)
Interest income		34	616	266	207
Interest expense		(822)	(949)	(880)	(684)
Government grant		41	139	8	6
Write back of allowance for credit loss, net		66	26	-	-
Write back of allowance for inventories obsolescence		168	19	-	-
Exchange gain		143	9	105	82
Other income		244	84	504	392
Total other loss, net		(71)	(182)	(27)	(20)

Income before income taxes		8,126	2,615	7,163	5,571

Income tax expense	16	(1,046)	(731)	(1,577)	(1,226)

NET INCOME		7,080	1,884	5,586	4,345

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustments		-	-	- *	- *
COMPREHENSIVE INCOME		7,080	1,884	5,586	4,345

Earnings per share
Basic and diluted		0.25	0.07	0.20	0.15

Weighted average number of ordinary shares outstanding
Basic and diluted**		27,796,502	27,796,502	28,571,789	28,571,789

*	– denotes amount less than $’000.
**	Basic earnings per share is calculated by dividing net income for the period, net of tax, by the weighted average number of ordinary shares outstanding during the financial period. The basic and diluted earnings per share are the same as there were no other outstanding convertibles or other dilutive equity instruments.

See accompanying notes to consolidated financial statements.

TEN-LEAGUE INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amount in thousands, except for share and per share data, or otherwise noted)

	Ordinary Shares			Additional		Accumulated other		Total
	No. of			paid-in	Retained	comprehensive		Shareholders’
	shares**	Amount		capital	earnings	income		Equity
		S$’000		S$’000	S$’000	S$’000		S$’000

Balance as of January 1, 2023	27,796,502	*		883	2,371	-		3,254
Dividends declared to the former shareholders	-	-		-	(6,000)	-		(6,000)
Net income for the year	-	-		-	7,080	-		7,080
Balance as of December 31, 2023	27,796,502	*		883	3,451	-		4,334

Balance as of January 1, 2024	27,796,502	-	*	883	3,451	-		4,334
Net income for the year	-	-		-	1,884	-		1,884
Balance as of December 31, 2024	27,796,502	-	*	883	5,335	-		6,218

Balance as of January 1, 2025	27,796,502	-	*	883	5,335	-		6,218
						-
New shares issued	1,607,840	-		4,895	-	-		4,895
Net income for the year	-	-		-	5,586	-		5,586
Foreign currency translation adjustments	-	-		-	-	-	*	-
Balance as of December 31, 2025	29,404,342	-	*	5,778	10,921	-	*	16,699

*	– denotes amount less than $’000.

**	- Retrospectively presented for the effect of pro rata share allotment, 1-for-40 forward split and share surrender in preparation of the Company’s initial public offering (Note 1).

See accompanying notes to consolidated financial statements.

TEN-LEAGUE INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands, except for share and per share data, or otherwise noted)

	Year ended December 31,
	2023	2024	2025	2025
	S$’000	S$’000	S$’000	US$’000
				(Note 2(d))
Cash flows from operating activities:
Net income	7,080	1,884	5,586	4,345
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of plant and equipment	3,729	4,236	4,661	3,625
Depreciation of right-of-use assets	396	891	1,188	924
(Gain)/Loss on disposal of plant and equipment	(761)	126	30	23
Gain on de-recognition of right-of-use assets	(51)	-	-	-
Reversal of allowance for inventories obsolescence	-	(19)	-	-

Change in working capital:
Accounts receivable	(9,395)	5,440	1,056	821
Contract assets	(2,784)	2,784	(79)	(61)
Inventories**	867	(8,891)	11,430	8,889
Related parties	(2,024)	(1,087)	1,542	1,199
Accounts payable and accrued liabilities	(3,383)	(605)	(647)	(503)
Income tax payable	(219)	(181)	866	673
Deferred tax liabilities	725	431	596	463
Net cash provided by operating activities	(5,820)	5,009	26,229	20,398

Cash flows from investing activities:
Proceeds from disposal of plant and equipment	8,896	3,405	47	37
Repayment from finance lease receivables	349	675	630	490
Purchase of plant and equipment**	(12,382)	(12,817)	(17,201)	(13,377)
Net cash used in investing activities	(3,137)	(8,737)	(16,524)	(12,850)

Cash flows from financing activities:
Proceeds from bank borrowings	14,668	14,654	4,003	3,113
Deferred IPO expenses	(1,196)	(705)	(1,436)	(1,117)
Repayment of bank borrowings	(266)	(266)	-	-
Principal repayment of lease liabilities	(7,482)	(10,741)	(9,296)	(7,229)
Proceed from issuance of new shares	-	-	8,232	6,402
Payment of deferred financing costs	(405)	(868)	(1,210)	(941)
Net cash provided by financing activities	5,319	2,074	293	228

Effect on exchange rate change on cash and cash equivalents	-	-	-	31

Net change in cash and cash equivalent	(3,638)	(1,654)	9,998	7,807

BEGINNING OF PERIOD	5,978	2,340	686	502

END OF PERIOD	2,340	686	10,684	8,309

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	540	481	115	89
Cash paid for interest	822	949	880	684
Cash received from finance lease receivable interest	(34)	(621)	(265)	(206)
Operating lease asset obtained in exchange for operating lease obligations	-	2,082	-	-

**	There is a transfer of S$9.6 million (2024: S$7.9 million) from plant and equipment to inventories.

See accompanying notes to consolidated financial statements.

TEN-LEAGUE INTERNATIONAL HOLDINGS LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

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

On July 8, 2025, the Company completed its initial public offering. In this offering, the Company issued 1,607,840 ordinary shares at a price of US$4.00 per share. The Company received gross proceeds in the amount of US$6.4 million before deducting any underwriting discounts or expenses. The Ordinary Shares began trading on July 8, 2025 on the Nasdaq Capital Market under the ticker symbol “TLIH”.

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

Risks and uncertainties

The main operations of the Company are in Singapore. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Singapore, as well as by the general state of the economy in Singapore. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in Singapore. The Company believes that it is following existing laws and regulations including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, which could significantly disrupt the Company’s operations.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in our consolidated financial statements include the provision for allowance for expected credit losses on accounts receivables, impairment assessment on inventories, useful lives for plant and equipment and impairment assessment on long-lived assets, revenue recognition, and deferred taxes and uncertain tax position. Actual results could vary from the estimates and assumptions that were used. Actual results could differ from these estimates.

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

The consolidated financial statements of the Company were prepared by applying the pooling of interest method. Accordingly, the results of the Company include the results of the subsidiaries for year ended December 31, 2025 and 2024. Such manner of presentation reflects the economic substance of the companies, which were under common control throughout the relevant period, as a single economic enterprise, although the legal parent-subsidiary relationships were not established.

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

During the year ended December 31, 2025, the Company reassessed the functional currency of the Company and subsidiaries in accordance with ASC 830 Foreign Currency Matters because of changes in the underlying economic facts and circumstances affecting those entities.

Effective July 8, 2025, the functional currency of the Company, Ten-League International Holdings Limited, and one of its subsidiaries, Ten-League Venture Capital changed from the Singapore Dollar (“S$”) to the United States dollar (“US$”), reflecting changes in the primary economic environment in which the Company and the subsidiary operates. The factors considered by management in determining the change in functional currency included:

●	changes in the currency of operating costs;
●	changes in financing activities; and
●	changes in cash flow generation and retention.

The Company accounted for the change in functional currency prospectively from the date of change. Assets and liabilities were translated into the new functional currency using the exchange rate on the date of the change. Non-monetary assets and liabilities were translated at historical exchange rates. Translation adjustments arising prior to the change remained in accumulated other comprehensive income. The change in functional currency did not result in any adjustment to previously issued consolidated financial statements.

Management concluded that the change in functional currency more appropriately reflects the economic substance of the subsidiary’s underlying transactions and events as of the date of change.

Translation gains and losses that arise from exchange rate fluctuations from transactions denominated in a currency other than the functional currency are translated, as the case may be, at the rate on the date of the transaction and included in the results of operations as incurred.

Translations of the consolidated balance sheets, consolidated statements of operations and comprehensive income and consolidated statements of cash flows from S$ into US$ as of and for the year ended December 31, 2025 are solely for the convenience of the reader and were calculated at the rate of US$0.7777 = S$1, as set forth in the statistical release of the Federal Reserve System on January 6, 2026. No representation is made that the S$ amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2025, or at any other rate.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	As of Dec 31, 2024	As of Dec 31, 2025

Year-end spot rate	US$1=S$1.3662	US$1=S$1.2859
Average rate	US$1=S$1.3380	US$1=S$1.3058

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

Management recognized additional provision for allowance for expected credit losses of S$0.1 million and S$1.4 million (US$1.1 million) in profit or loss during the years ended of December 31, 2024 and 2025, respectively.

Contract assets

A contract asset is recognized when the Company has transferred goods or services to a customer but the right to consideration is not unconditional because additional performance or other contractual conditions must be satisfied before billing can occur. Contract assets are reclassified to accounts receivable when the right to consideration becomes unconditional. As of December 31, 2024 and 2025, no allowance was deemed necessary. Management believes that these counterparties are of high credit quality and continually monitors the credit worthiness of these counterparties.

Inventories, net

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

Management recognized a reversal of allowance for inventories obsolescence of S$0.1 million in profit or loss during the year ended of December 31, 2024. No allowance for inventories write-down or a reversal of allowance for inventories obsolescence recorded by the Company for December 31, 2025.

Deposits, prepayments and other receivables

Deposits, prepayments and other receivables primarily consist of finance lease receivables, Goods and services tax receivables and advance to suppliers. These amounts bear no interest. Management reviews its prepayments and refundable deposits placed with counterparties on a regular basis to determine if the allowance is adequate and adjusts the allowance when necessary. As of December 31, 2024 and 2025, no allowance was deemed necessary. Management believes that these counterparties are of high credit quality and continually monitors the credit worthiness of these counterparties.

Finance lease receivables

The Company enters into lease arrangements in which it acts as a lessor for heavy equipment provided to customers.

The Company classifies a lease as a finance lease when the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset to the lessee. In determining lease classification, the Company considers whether any of the following criteria are met at lease commencement:

-	ownership transfers to the lessee at the end of the lease term;
-	the lease grants the lessee an option to purchase the asset that the lessee is reasonably certain to exercise;
-	the lease term represents a major part of the remaining economic life of the asset;
-	the present value of lease payments equals or exceeds substantially all of the fair value of the asset; or
-	the underlying asset is of such a specialized nature that it is expected to have no alternative use to the Company at the end of the lease term.

At lease commencement, the Company recognizes a net investment in the lease, which consists of:

-	the present value of lease payments receivable;
-	the present value of any unguaranteed residual value; and
-	any deferred initial direct costs.

Lease payments are discounted using the interest rate implicit in the lease when readily determinable.

Impairment of finance lease receivables

Finance lease receivables are evaluated for impairment in accordance with ASC 326 Current Expected Credit Losses.

The Company maintains an allowance for expected credit losses based on:

-	historical collection experience;
-	customer creditworthiness;
-	current economic conditions; and
-	reasonable and supportable forecasts.

Changes in the allowance are recorded in earnings during the period in which such changes occur. As of December 31, 2024 and 2025, no allowance was deemed necessary. Management believes that these counterparties are of high credit quality and continually monitors the credit worthiness of these counterparties.

Deferred IPO costs

Pursuant to ASC 340-10-S99-1, Initial Public Offering (“IPO”) costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering as a reduction of additional paid-in capital. These costs include legal fees related to the registration drafting and counsel, consulting fees related to the registration preparation, the SEC filing and print related costs. During the financial year ended December 31 2024, the Company recorded deferred offering costs of S$1.9 million related to the IPO.

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

Revenue from engineering consultancy services provided

Engineering consultancy service contracts where control transfers only upon completion of the service, revenue is recognized at the point in time when:

-	the service has been completed;
-	the customer has accepted the service, where applicable; and
-	the Company has a present right to payment.

Revenue from equipment rental

Rental income is recognised on a time-proportion basis over time taking into account the effective yield on the assets on a straight-line basis over the lease term.

Cost of revenue

Cost of revenue primarily consists of procurement costs of heavy equipment, batteries and parts, depreciation of plant and equipment and accessories, subcontract costs, rental of equipment and workshop expenses.

Sales and Marketing

Sales and marketing expenses include payroll, employee benefits and other headcount-related expenses associated with sales and marketing personnel, and the costs of advertising, promotions, seminars, and other programs.

Government Grant

A government grant or subsidy is not recognized until there is reasonable assurance that: (a) the enterprise will comply with the conditions attached to the grant; and (b) the grant will be received. When the Company receives government grant or subsidies but the conditions attached to the grants have not been fulfilled, such government subsidies are deferred and recorded under other payables and accrued expenses, and other long-term liability. The classification of short-term or long-term liabilities is dependent on the management’s expectation of when the conditions attached to the grant can be fulfilled. For the year ended December 31, 2025, and 2024, the Company received government subsidies of approximately S$8,000 and S$139,000 respectively, which are recognized as government grant in the consolidated statements of operations.

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

For the year ended December 31, 2025 and 2024, the Company did not have any interest and penalties associated with tax positions. As of December 31, 2025 and 2024, the Company did not have any significant unrecognized uncertain tax positions.

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

Retirement Plan Costs

Contributions to retirement plans (which are defined contribution plans) are charged to general and administrative expenses in the accompanying statements of operation as the related employee service are provided. The Company is required to make contribution to their employees under a government-mandated multi-employer defined contribution pension scheme for its eligible full-times employees in Singapore. The Company is required to contribute a specified percentage of the participants’ relevant income based on their ages and wages level. During the year ended December 31, 2025 and 2024, contributions of approximately S$0.3 and S$0.2 million for each respective period were made accordingly.

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

Earnings per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average number of ordinary shares outstanding for the period. Diluted EPS presents the diluted effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the years ended December 31, 2023, 2024 and 2025, there were no dilutive shares.

Concentration of Credit Risk

Financial instruments consist of cash equivalents, and accounts receivable. Cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. As of December 31, 2025 and 2024, bank and cash balances of approximately S$10.7 million and S$0.7 million was maintained at financial institutions in Singapore, of which approximately S$8.5 million and S$0.2 million respectively was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company ensures that it has sufficient cash and bank balances, and liquid assets to meet its expected operational expenses, including servicing for financial obligations and bank borrowings.

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

In November 2023, the FASB issued ASU 2023-07, Segment Reporting: Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which focuses on improving reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. A public entity shall disclose for each reportable segment the significant expense categories and amounts that are regularly provided to the CODM and included in reported segment profit or loss. ASU 2023-07 also requires entities to provide in interim periods all disclosure about a reportable segment’s profit or loss and assets that are currently required annually. Entities are permitted to disclose more than one measure of a segment’s profit or loss if such measures are used by the CODM to allocate resources and assess performance, as long as at least one of those measures is determined in a way that is most consistent with the measurement principles used to measure the corresponding amounts in the consolidated financial statements. ASU 2023-07 is applied retrospectively to all periods presented in financial statements, unless it is impracticable. The company adopted ASU 2023-07 on January 1, 2025, expansion of segment disclosure is presented in Note 15.

In December 2023, the FASB issued ASU 2024-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. Under this ASU, public entities must annually (1) disclose specific categories in the rate reconciliation and (2) provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than five percent of the amount computed by multiplying pretax income or loss by the applicable statutory income tax rate). This ASU’s amendments are effective for all entities that are subject to Topic 740. The company adopted ASU2024-09 on January 1, 2025 in Note 16.

On November 4, 2024, the FASB issued ASU No. 2024-03, Expense Disaggregation Disclosures (“ASU 2024-03”). ASU 2024-03 amends ASC 220, Comprehensive Income to expand income statement expense disclosures and require disclosure in the notes to the financial statements of specified information about certain costs and expenses. ASU 2024-03 is required to be adopted for fiscal years commencing after December 15, 2026, with early adoption permitted. The Company is currently evaluating the impact of adopting the standard on the Consolidated Financial Statements.

In November 2024, the FASB issued ASU 2024-04, “Debt - Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments,” which clarifies the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. The amendments also clarify some specific applications of induced conversion guidance and that the guidance applies to a convertible debt instrument that is not currently convertible as long as it had a substantive conversion feature as of both its issuance date and the date the inducement offer is accepted. The new guidance is required to be applied either prospectively or retrospectively. This guidance is effective for the Company for the year ending March 31, 2027. Early adoption is permitted. The Company is evaluating the impact of the adoption of this guidance.

In July 2025, the FASB issued ASU No. 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendments in this update provide a practical expedient permitting an entity to assume that conditions at the balance sheet date remain unchanged over the life of the asset when estimating expected credit losses for current classified accounts receivable and contract assets. This update is effective for annual periods beginning after December 15, 2025, including interim periods within those annual reporting years. If the practical expedient is elected, the amendments should be applied prospectively. Early adoption is permitted. The Company does not expect that the adoption of this standard will have a material impact on its financial statements.

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

NOTE － 3 DISAGGREGATION OF REVENUE

The following tables present the Company’s revenue disaggregated by business segment and geography, based on management’s assessment of available data:

	Year ended December 31,
	2023	2024	2025
	S$’000	S$’000	S$’000
Revenue recognition at a single point in time:
Sales of heavy equipment and parts	56,449	45,763	61,234
Engineering consultancy service income	7,032	2,190	2,178
	63,481	47,953	63,412
Revenue recognition over time:
Rental income	9,301	10,543	12,766

	72,782	58,496	76,178

NOTE－4 ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of Dec 31, 2024	As of Dec 31, 2025
	S$’000	S$’000

Accounts receivable	19,310	16,311
Less: Allowance for credit loss	(3,053)	(1,901)

Accounts receivable, net	16,257	14,410

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

Movement in provision for allowance for credit losses – third parties are as follows: -

	As of Dec 31, 2023	As of Dec 31, 2024	As of Dec 31, 2025
	S$’000	S$’000	S$’000

Provision for allowance for expected credit losses, beginning	4,240	3,642	3,053
Provision	41	19	1,442
Written off	(532)	(582)	(2,594)
Reversal	(107)	(26)	-
Provision for allowance for expected credit losses, ending	3,642	3,053	1,901

As at the end of each reporting period, the aging analysis of accounts receivable, net of provision for allowance for expected credit losses, based on due date is as follows:

	Year ended December 31,
	2024	2025
	S$’000	S$’000
Within 30 days	6,345	4,799
Between 31 and 60 days	3,290	1,367
Between 61 and 90 days	1,413	2,261
Between 91 and 120 days	1,089	1,307
Between 121 and 180 days	1,478	2,867
Between 181 and 360 days	863	749
Over 360 days	1,779	1,060
Total account receivables, net	16,257	14,410

Accounts receivable, net due over 120 days are mainly due from few major customers with good payment profile and extended credit term are given. At the date of this report, approximately more than 70% of the total accounts receivable, net were recovered.

NOTE－ 5 INVENTORIES, NET

Inventories, net consist of the following:

	As of Dec 31, 2024	As of Dec 31, 2025
	S$’000	S$’000
Finished goods at cost	19,093	16,234
Less: Allowance for inventories obsolescence	(473)	(473)
Inventories, net	18,620	15,761

Movements in allowance for inventories obsolescence are as follows:

	As of Dec 31, 2024	As of Dec 31, 2025
	S$’000	S$’000

Allowance for inventories obsolescence, beginning	492	473
Reversal of inventories obsolescence	(19)	-
Allowance for inventories obsolescence, ending	473	473

NOTE – 6 DEPOSITS, PREPAYMENTS AND OTHER RECEIVABLES

	As of Dec 31, 2024	As of Dec 31, 2025
	S$’000	S$’000

Deposits	155	96
Prepayments	89	1,386
Advance to suppliers*	871	70
Lease receivables – Current	568	967
Goods and services tax receivable	-	444
Others	125	33
	1,808	2,996

Lease receivables – Non-current	343	304

*	Advance to suppliers was related to purchase orders.

Lessor activities

The Company’s leasing activities consist primarily of leasing of equipment under direct financing leases expiring over the next two to three years. The Company’s lease customers are primarily small to midsize businesses located generally in Singapore.

The determination of whether an arrangement is a lease is made at the lease’s inception. Under ASC Topic 842, a contract is a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company reassesses the determination of whether an arrangement is a lease if the terms and conditions of the contract are changed. At the lease’s inception, the Company also estimates the residual value expected from the leased asset at the end of the lease term based on expected useful lives of equipment and expected market conditions for the customer base.

Details of the Company’s lease income from direct financing leases for the years ended December 31, 2023, 2024 and 2025 as follows:

	As of Dec 31, 2023	As of Dec 31, 2024	As of Dec 31, 2025
	S$’000	S$’000	S$’000

Profit at lease commencement	34	152	286
Interest income on lease receivables	34	616	266
Total lease income	68	768	552

Net investment in leases as of December 31, 2024 and 2025 were:

	As of Dec 31, 2024	As of Dec 31, 2025
	S$’000	S$’000

Lease receivable	911	1,271
Unguaranteed residual assets	90	445
Early settlement	-	(156)
Net investment – direct financing leases	1,001	1,560

The maturity of lease receivables as of December 31, 2025 is as follows:

As of Dec 31, 2025
S$’000

Not later than one year	1,428
Later than one year but not later than five years	325
Gross investment in lease	1,753
Less: Unearned finance income	(1,271)
Present value of minimum lease payment receivables	482
Non-current finance lease receivables	304
Current finance lease receivables	967

NOTE－7 PLANT AND EQUIPMENT, NET

Plant and equipment consisted of the following:

	As of Dec 31, 2024	As of Dec 31, 2025
	S$’000	S$’000
At cost:
Office equipment	43	277
Machinery and equipment	37,185	42,098
Motor vehicles	891	1,000
	38,119	43,375
Less: Accumulated depreciation	(7,886)	(10,238)
Plant and equipment, net	30,233	33,137

Depreciation expense for the year ended December 31, 2023, 2024 and 2025 were S$3.7 million, S$4.2 million and S$4.7 million (US$3.7 million), respectively.

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

The Company adopts 5.00% as weighted average incremental borrowing rate to determine the present value of the lease payments. The weighted average remaining life of the lease for office equipment and leasehold building was 3.5 years and for machinery and equipment was 2.2 years.

The carrying amount of right-of-use assets by class of underlying asset are as follows:

	As of Dec 31, 2024	As of Dec 31, 2025
	S$’000	S$’000

At cost:
Leasehold buildings	2,072	2,072
Office equipment	20	20
	2,092	2,092
Less: Accumulated depreciation	(893)	(2,081)

Right-of-use assets, net	1,199	11

Right-of-use assets under operating leasing arrangements classified under leasehold buildings as of December 31, 2024 and 2025 amounted to S$2.1 million for both years.

The table below presents the lease-related assets and liabilities recorded on the balance sheet.

	As of Dec 31, 2024	As of Dec 31, 2025
	S$’000	S$’000

Assets
Operating lease, right-of-use asset, net	1,199	11

Total right-of-use asset	1,199	11

Liabilities
Current:
Operating lease liabilities	1,209	4
	1,209	4

Non-current:
Operating lease liabilities	12	8
	12	8

Total operating lease liabilities	1,221	12

The Company excludes short-term leases (those with lease terms of less than one year at inception) from the measurement of lease liabilities or right-of-use assets. The following tables summarize the lease expense for the years.

	As of Dec 31, 2023	As of Dec 31, 2024	As of Dec 31, 2025
	S$’000	S$’000	S$’000

Operating lease cost:
Operating lease expense (per ASC 842)	422	951	1,217

Short-term lease expense (other than ASC 842)	120	120	323

Total lease expense	542	1,071	1,540

Components of Lease Expense

We recognize lease expense on a straight-line basis over the term of the operating leases, as reported within “general and administrative” expense on the accompanying consolidated statement of operations.

Future Contractual Lease Payments as of December 31, 2025

The below table summarizes our (i) minimum lease payments over the next five years, (ii) lease arrangement implied interest, and (iii) present value of future lease payments for the next three years ending December 31:

Year ending December 31,	Operating and finance lease amount
S$’000
Right of Use Assets
2026	5
2027 – 2030	8
Less: interest
2026	(1)
Present value of lease liabilities – Right of Use Assets	12

Representing:
Current liabilities – Right of Use Assets	4
Non-current liabilities – Right of Use Assets	8
12

Hire Purchase
2026	7,130
2027 – 2030	7,900
Less: interest
2026	(528)
2027 onwards	(350)

Present value of lease liabilities – Hire Purchase	14,152

Representing:
Current liabilities – Hire Purchase	6,602
Non-current liabilities – Hire Purchase	7,550
14,152

Representing:
Current liabilities	6,606
Non-current liabilities	7,558

14,164

	Year ended December 31
	2023	2024	2025
	S$’000	S$’000	S$’000
Supplemental Cash Flows information
Cash paid for amounts included in the measurement of lease liability:
Operating cash flows from operating lease	7,764	8,638	9,573

Operating lease asset obtained in exchange for operating lease obligations
Operating lease	9,439	8,360	10,383

Remaining lease term
Operating lease	3.5 years	2.5 years	2.2 years
Discount rate
Operating lease	5.76%	5.15%	4.77%

NOTE－ 9 ACCOUNT PAYABLE AND ACCRUED LIABILITIES

	As of Dec 31, 2024	As of Dec 31, 2025
	S$’000	S$’000

Trade creditors	8,736	8,674
Accrued expenses	311	398
Deposit received	2,293	1,945
Goods and services tax payable	161	27
Deferred income	533	221
Others	102	223
	12,136	11,488

NOTE－ 10 AMOUNTS DUE TO RELATED PARTIES

Amounts due to related parties consisted of the following:

	As of Dec 31, 2024	As of Dec 31, 2025
	S$’000	S$’000
Due to related parties*
- Ten-League Corporations Pte Ltd(1)	12,353	14,284
- Ten-League Green Energy Pte Ltd(2)	577	188
	12,930	14,472

(1)	Ultimate holding company

(2)	100% owned by Ten-League Corporations Pte Ltd

*	The amounts are unsecured, interest-free and repayable on demand.

NOTE－ 11 BANK BORROWINGS

Bank borrowings consisted of the following:

	Term of	Annual	As of	As of
	repayments	interest rate	Dec 31, 2024	Dec 31, 2025
			S$’000	S$’000

Term loans	Within 5 years	3.0%	175	-
Bills payable (Note a)			23,158	16,953
			23,333	16,953
Total:
Representing:-
Within 12 months			23,333	16,953
Over 1 year			-	-

			23,333	16,953

Note a: These bills payable are short-term credit facilities granted by local banks to us in the amount of up to in aggregate of S$23.5 million and is up to 180 days for financing the purchase of equipment and machinery.

As of December 31, 2024, term loan was obtained from a financial institution in Singapore, which bear annual interest at a fixed rate at 3.0% and are repayable within 5 years. Term loan was fully repaid as at December 31, 2025.

The company’s bank borrowing and banker’s guarantee of S$749,960 (2024: S$411,740) are guaranteed under a personal guarantee from Mr Jison Lim and under a corporate guarantee from Ten-League Corporations Pte Ltd.

NOTE 12 – LEASE LIABILITIES

The Company has lease contracts for machinery and equipment and factory premises. The lease agreements do not impose any covenants, but lease assets may not be used as security for borrowing purposes. Lease contract for factory premises expired on December 31, 2025. The movement in the carrying amount of lease liabilities are as follows:

	As of Dec 31, 2024	As of Dec 31, 2025
	S$’000	S$’000

Lease liabilities, beginning	15,454	14,286
Additions	10,442	10,384
De-recognised	(3,799)	(1,724)
Accretion of interest	827	791
Lease payments	(8,638)	(9,573)
Lease liabilities, ending	14,286	14,164

Lease liabilities are presented in the statement of financial position as follows:

	As of Dec 31, 2024	As of Dec 31, 2025
	S$’000	S$’000

Lease liabilities, current	7,421	6,606
Lease liabilities, non-current	6,865	7,558
	14,286	14,164

NOTE 13 – DEFERRED TAX LIABILITIES

	As of Dec 31, 2023	As of Dec 31, 2024	As of Dec 31, 2025
	S$’000	S$’000	S$’000

Deferred tax liabilities, beginning	861	1,586	2,017
Additions	725	431	596
Deferred tax liabilities, ending	1,586	2,017	2,613

The temporary differences which give rises to the deferred income tax liability are as follows:

	As of Dec 31, 2024	As of Dec 31, 2025
	S$’000	S$’000

Net book value of fixed assets	30,233	33,137
Net book value of ROUA	1,199	11
Less: Lease liabilities (ROUA)	(1,221)	(12)
Less: Net book value of non-qualifying assets	(27)	(53)
	30,184	33,083
Less: Tax written down value	(18,309)	(17,711)
Timing difference	11,875	15,372

Deferred tax liability @ 17%	2,017	2,613

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

NOTE－14 SHAREHOLDERS’ EQUITY

Ordinary Shares

The Company was established under the laws of Cayman Islands on March 17, 2023 with authorized share of 500,000,000 ordinary shares of par value US$0.001 each at the time of incorporation. One ordinary share was issued on March 17, 2023.

Our authorized share capital has been changed to US$500,000 divided into 20,000,000,000 ordinary shares, par value of US$0.000025 each on February 16, 2024. Following the completion of the Forward Split on February 16, 2024, the 27,796,502 ordinary shares issued and outstanding are presented on a retroactive basis for the periods presented to reflect the Reorganization completed on February 16, 2024.

A further 1,607,840 ordinary shares were issued by July 8, 2025, resulting in 29,404,342  ordinary shares outstanding as at December 31, 2025. The Company only has one class of ordinary shares that are accounted for as equity.

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

NOTE－ 15 REVENUES BY SEGMENT

	Year ended December 31,
	2023	2024	2025
	S$’000	S$’000	S$’000

Sale of heavy equipment and parts	56,449	45,763	61,234
Engineering consultancy service income	7,032	2,190	2,178
Rental income	9,301	10,543	12,766
	72,782	58,496	76,178

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

The Group does not allocate any operating costs or assets to its business segments as the Group’s CODM does not use this information to measure the performance of the operating segments.

The following tables present summary information by product type for the year ended December 31, 2023, 2024 and 2025, respectively:

	For the year ended December 31, 2023
	Sale of heavy equipment and parts	Engineering consultancy service	Rental income	Total
	S$’000	S$’000	S$’000	S$’000
Revenue	56,449	7,032	9,301	72,782
Cost of revenues	(46,352)	(5,240)	(5,408)	(57,000)
Gross Profit	10,097	1,792	3,893	15,782

	For the year ended December 31, 2024
	Sale of heavy equipment and parts	Engineering consultancy service	Rental income	Total
	S$’000	S$’000	S$’000	S$’000
Net revenues	45,763	2,190	10,543	58,496
Cost of revenues	(41,489)	(1,428)	(4,921)	(47,838)
Gross Profit	4,274	762	5,622	10,658

	For the year ended December 31, 2025
	Sale of heavy equipment and parts	Engineering consultancy service	Rental income	Total
	S$’000	S$’000	S$’000	S$’000
Net revenues	61,234	2,178	12,766	76,178
Cost of revenues	(51,939)	(620)	(5,003)	(57,562)
Gross Profit	9,295	1,558	7,763	18,616

In the following table, revenue is disaggregated by the timing of revenue recognition.

	For the year ended December 31, 2023
	Sale of heavy equipment and parts	Engineering consultancy service	Rental income	Total
	S$’000	S$’000	S$’000	S$’000
Timing of revenue recognition:
Point in time	56,449	7,032	-	63,481
Over time	-	-	9,301	9,301
Total net revenues	56,449	7,032	9,301	72,782

	For the year ended December 31, 2024
	Sale of heavy equipment and parts	Engineering consultancy service	Rental income	Total
	S$’000	S$’000	S$’000	S$’000
Timing of revenue recognition:
Point in time	45,763	2,190	-	47,953
Over time	-	-	10,543	10,543
Total net revenues	45,763	2,190	10,543	58,496

	For the year ended December 31, 2025
	Sale of heavy equipment and parts	Engineering consultancy service	Rental income	Total
	S$’000	S$’000	S$’000	S$’000
Timing of revenue recognition:
Point in time	61,234	2,178	-	63,412
Over time	-	-	12,766	12,766
Total net revenues	61,234	2,178	12,766	76,178

The following table presents the depreciation expenses of property and equipment in cost of revenues by segment for the years ended December 31, 2023, 2024 and 2025:

	For the year ended December 31, 2023
	Sale of heavy equipment and parts	Engineering consultancy service	Rental income	Total
	S$’000	S$’000	S$’000	S$’000
Total depreciation expenses of property and equipment	-	-	3,611	3,611

	For the year ended December 31, 2024
	Sale of heavy equipment and parts	Engineering consultancy service	Rental income	Total
	S$’000	S$’000	S$’000	S$’000
Total depreciation expenses of property and equipment	-	-	4,094	4,094

	For the year ended December 31, 2025
	Sale of heavy equipment and parts	Engineering consultancy service	Rental income	Total
	S$’000	S$’000	S$’000	S$’000
Total depreciation expenses of property and equipment	-	-	4,494	4,494

The following table presents revenue by geography area, Singapore and other countries based on the geography location for the year ended December 31, 2023, 2024 and 2025.

	Year ended December 31,
	2023	2024	2025
	S$’000	S$’000	S$’000

Singapore	69,735	54,836	73,134

Other countries(1)	3,047	3,660	3,044

Total net revenues	72,782	58,496	76,178

(1)	Other countries include Indonesia, China and Hong Kong.

NOTE－16 INCOME TAX EXPENSE

The provision for income taxes consisted of the following:

	Year ended December 31,
	2023	2024	2025
	S$’000	S$’000	S$’000

Income tax expense
Current year	681	-	994
(Over)/under-provision in prior years	(360)	300	(13)
Deferred tax expense	725	431	596
Income tax expense	1,046	731	1,577

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

The reconciliation of income tax rate to the effective income tax rate based on income before income taxes for the year ended December 31, 2023, 2024 and 2025 are as follows:

	Year ended December 31,
	2023	2024	2025
	S$’000	S$’000	S$’000

Income before income taxes	8,126	2,615	7,163
Statutory income tax rate	17%	17%	17%
Income tax expense at statutory rate	1,381	445	1,218
(Over)/ Under provision in previous financial year	(360)	300	(13)
Tax effect of non-taxable income	(228)	(133)	-
Tax effect of non-deductible items	156	41	489
Tax effect on temporary differences	211	78	(22)
Statutory stepped income tax exemption	(114)	-	(95)

Income tax expense	1,046	731	1,577

Uncertain tax positions

The Company evaluates the uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2023, 2024 and 2025, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the financial year ended December 31, 2023, 2024 and 2025 and also did not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2025.

NOTE－ 17 RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Company was involved in certain transactions, either at cost or current market prices, and on the normal commercial terms with related parties. The following table provides the transactions with these parties for the years as presented (for the portion of such period that they were considered related):

	Year ended December 31,
Nature of transactions	2023		2024		2025
	S$’000		S$’000		S$’000

Ten-League Corporations Pte. Ltd.(1)
- Management fee charged		2,471		1,358		1,327
- Purchase of plant and equipment	884		10		335
- Purchase of spare parts	708		877		2,024
- Purchase of motor vehicles	88		-		-
-Expenses paid on behalf	-		3		12
-Services rendered	-		2		-
- Lease payments in respect of:
Plant and equipment	131
Factory premises	480		1,096		1,234
-Sale of equipment	-		-		1,396
Ten-League Green Energy Pte. Ltd.(2)
- Subcontract costs		373		203		-

These related parties are controlled by the common shareholders of the Company.

(1)	- Ultimate holding company
(2)	- 100% held by Ten-League Corporations Pte Ltd

Apart from the transactions and balances detailed elsewhere in these accompanying consolidated financial statements, the Company has no other significant or material related party transactions during the years presented.

NOTE－18 CONCENTRATIONS OF RISK

The Company is exposed to the following concentrations of risk:

(a)	Major customers

For the year ended December 31, 2025, there was one single customer who accounted approximately for 15.2% of the Company’s revenues. Such substantial revenue contribution by this customer was primarily attributable to the sales of a total of twenty-two units of equipment with a combined value of approximately S$11.6 million.

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

The major customer for December 31, 2023, 2024 and 2025 is the same major customer.

(a)	Major vendors

For the year ended December 31, 2025, Vendor A accounted for 64.5% or more of the Company’s purchases. For the year ended December 31, 2024, Vendor A accounted for 67.2% or more of the Company’s purchases. For the year ended December 31, 2023, Vendor A accounted for 71.1% or more of the Company’s purchases. Its outstanding payable balance as at each period, is presented as follows:

	As at Dec 31, 2024		As at Dec 31, 2025
	Percentage of Purchases	Accounts payable	Percentage of Purchases	Accounts Payable
	%	‘000	%	‘000
Vendor A	67.2	7,141	64.5	8,062

(b)	Credit risk

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

As of December 31, 2025, there was approximately S$3.3 million outstanding from a single customer representing 23.0% of the total net account receivable balances.

As of December 31, 2024, there was approximately S$1.9 million outstanding from a single customer representing 11.6% of the total net account receivable balances.

(c)	Interest rate risk

As the Company has no significant interest-bearing assets, the Company’s income and operating cash flows are substantially independent of changes in market interest rates.

The Company’s interest-rate risk arises from bank borrowings. The Company manages interest rate risk by varying the issuance and maturity dates of variable rate debt, limiting the amount of variable rate debt, and continually monitoring the effects of market changes in interest rates. As of December 31, 2023, 2024 and 2025, the term loans were at fixed interest rates.

(d)	Foreign currency risk

The Company’s foreign exchange risk results mainly from cash flows from transactions denominated in foreign currencies. At present, the Company does not have any formal policy for hedging against currency risk. The Company ensures that the net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates, where necessary, to address short-term imbalances.

The Company has transactional currency exposures arising from sales or purchases that are denominated in a currency other than the functional currency of the Company, primarily Chinese Renminbi. The Company’s exposure to Chinese Renminbi is minimal and is not expect to have a material impact.

(e)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company ensures that it has sufficient cash and bank balances, and liquid assets to meet its expected operational expenses, including servicing for financial obligations and bank borrowings.

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

On 9 April 2024 a crane owned by Ten-League Engineering & Technology Pte. Ltd. (“TLET”) overturned in the vicinity of a job site, resulting in damage to a vehicle. The incident was investigated by the relevant authorities and TLET has since paid a composition fine. No formal charges have been instituted against TLET.

On 17 July 2024, TLET received a letter of demand from Claimant A’s solicitor claiming losses and damages allegedly suffered as a result of the incident and work stoppage on the project worksite estimated at approximately S$1.72 million. Claimant A, who had at the material time been leasing the machinery from TLET. To-date, Claimant A has not commenced legal proceedings, and no further communication has been received. TLET has notified its insurer in respect of the same and the insurer has not repudiated liability.

On 15 August 2024, TLET received a letter of demand from Claimant B’s solicitor claiming damages to the vehicle and related expenses of approximately S$84,000. Claimant B was the purported owner of the damaged vehicle. TLET has notified its insurer of the same. The insurers have not repudiated liability.

There are no other known claims against TLET in respect of the 9 April 2024 accident.

As of December 31, 2025 and 2024, the Company has no material commitments.

NOTE－20 SUBSEQUENT EVENTS

In accordance with ASC Topic 855, “Subsequent Events”, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before consolidated financial statements are issued, the Company has evaluated all events or transactions that occurred after December 31, 2025, up through the date the Company issued the consolidated financial statements.

